CONSOLIDATED FINANCIAL STATEMENTS

126	Management’s Responsibility for Financial Information

127	Independent Auditors’ Report of Registered Public Accounting Firm

128	Consolidated Statement of Financial Position

129	Consolidated Statement of Income

130	Consolidated Statement of Comprehensive Income

131	Consolidated Statement of Changes in Equity

132	Consolidated Statement of Cash Flows

133	Notes to the 2017 Consolidated Financial Statements

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CONSOLIDATED FINANCIAL STATEMENTS

Management’s Responsibility for Financial Information

The management of The Bank of Nova Scotia (the Bank) is responsible for the integrity and fair presentation of the financial information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial statements also comply with the accounting requirements of the Bank Act.

The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management. Financial information presented elsewhere in this Annual Report is consistent with that shown in the consolidated financial statements.

Management has always recognized the importance of the Bank maintaining and reinforcing the highest possible standards of conduct in all of its actions, including the preparation and dissemination of statements fairly presenting the financial condition of the Bank. In this regard, management has developed and maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition, and liabilities are recognized. The system is augmented by written policies and procedures, the careful selection and training of qualified staff, the establishment of organizational structures providing an appropriate and well-defined division of responsibilities, and the communication of policies and guidelines of Scotiabank’s Code of Conduct throughout the Bank.

Management, under the supervision of and the participation of the President and Chief Executive Officer and the Group Head and Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting in line with Canadian and U.S. securities regulations.

The system of internal controls is further supported by a professional staff of internal auditors who conduct periodic audits of all aspects of the Bank’s operations. As well, the Bank’s Chief Auditor has full and free access to, and meets periodically with the Audit Committee of the Board of Directors. In addition, the Bank’s compliance function maintains policies, procedures and programs directed at ensuring compliance with regulatory requirements, including conflict of interest rules.

The Office of the Superintendent of Financial Institutions Canada, which is mandated to protect the rights and interests of the depositors and creditors of the Bank, examines and enquires into the business and affairs of the Bank, as deemed necessary, to determine whether the provisions of the Bank Act are being complied with, and that the Bank is in a sound financial condition.

The Audit Committee, composed entirely of outside directors, reviews the consolidated financial statements with both management and the independent auditors before such statements are approved by the Board of Directors and submitted to the shareholders of the Bank.

The Audit Committee reviews and reports its findings to the Board of Directors on all related party transactions that may have a material impact on the Bank.

KPMG LLP, the independent auditors appointed by the shareholders of the Bank, have audited the consolidated financial position of the Bank as at October 31, 2017 and October 31, 2016 and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended October 31, 2017 prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board in accordance with Canadian Generally Accepted Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States) and the effectiveness of internal control over financial reporting and have expressed their opinions upon completion of such audits in the following report to the shareholders. The Shareholders’ Auditors have full and free access to, and meet periodically with, the Audit Committee to discuss their audits, including any findings as to the integrity of the Bank’s accounting, financial reporting and related matters.

Brian J. Porter

President and Chief Executive Officer

Sean McGuckin

Chief Financial Officer

Toronto, Canada

November 28, 2017

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CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors’ Report of Registered Public Accounting Firm

To the Shareholders of The Bank of Nova Scotia

We have audited the accompanying consolidated financial statements of The Bank of Nova Scotia, which comprise the consolidated statements of financial position as at October 31, 2017 and October 31, 2016, the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2017, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Bank’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of The Bank of Nova Scotia as at October 31, 2017 and October 31, 2016 and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended October 31, 2017 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Bank of Nova Scotia’s internal control over financial reporting as of October 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated November 28, 2017 expressed an unmodified (unqualified) opinion on the effectiveness of The Bank of Nova Scotia’s internal control over financial reporting.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

November 28, 2017

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position
As at October 31 ($ millions)	Note		2017	2016
Assets
Cash and deposits with financial institutions	5		$59,663	$46,344
Precious metals			5,717	8,442
Trading assets
Securities	7	(a)	78,652	87,287
Loans	7	(b)	17,312	19,421
Other			2,500	1,853
			98,464	108,561
Financial instruments designated at fair value through profit or loss	8		13	221
Securities purchased under resale agreements and securities borrowed			95,319	92,129
Derivative financial instruments	9		35,364	41,657
Investment securities	11		69,269	72,919
Loans
Residential mortgages	12		236,916	222,888
Personal and credit cards	12		103,331	99,502
Business and government	12		168,449	162,400
			508,696	484,790
Allowance for credit losses	12	(d)	4,327	4,626
			504,369	480,164
Other
Customers’ liability under acceptances			13,560	11,978
Property and equipment	15		2,381	2,520
Investments in associates	16		4,586	4,299
Goodwill and other intangible assets	17		12,106	12,141
Deferred tax assets	26	(c)	1,713	2,021
Other assets	18		12,749	12,870
			47,095	45,829
			$915,273	$896,266
Liabilities
Deposits
Personal	19		$200,030	$199,302
Business and government	19		384,988	372,303
Financial institutions	19		40,349	40,272
			625,367	611,877
Financial instruments designated at fair value through profit or loss	8		4,663	1,459
Other
Acceptances			13,560	11,978
Obligations related to securities sold short			30,766	23,312
Derivative financial instruments	9		34,200	42,387
Obligations related to securities sold under repurchase agreements and securities lent			95,843	97,083
Subordinated debentures	20		5,935	7,633
Other liabilities	21		43,314	42,716
			223,618	225,109
			853,648	838,445
Equity
Common equity
Common shares	23	(a)	15,644	15,513
Retained earnings			38,117	34,752
Accumulated other comprehensive income (loss)			1,577	2,240
Other reserves			116	152
Total common equity			55,454	52,657
Preferred shares and other equity instruments	23	(b)	4,579	3,594
Total equity attributable to equity holders of the Bank			60,033	56,251
Non-controlling interests in subsidiaries	30	(b)	1,592	1,570
			61,625	57,821
			$915,273	$896,266

Thomas C. O’Neill	Brian J. Porter
Chairman of the Board	President and Chief Executive Officer

The accompanying notes are an integral part of these consolidated financial statements.

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

For the year ended October 31 ($ millions)	Note	2017	2016	2015
Revenue
Interest income
Loans		$21,719	$20,419	$18,912
Securities		1,403	1,237	922
Securities purchased under resale agreements and securities borrowed		283	158	161
Deposits with financial institutions		522	394	292
		23,927	22,208	20,287
Interest expense
Deposits		7,878	6,793	6,070
Subordinated debentures		226	232	187
Other		788	891	938
		8,892	7,916	7,195
Net interest income		15,035	14,292	13,092
Non-interest income
Banking	31	3,855	3,669	3,360
Wealth management	31	3,318	3,282	3,269
Underwriting and other advisory		598	594	525
Non-trading foreign exchange		557	540	492
Trading revenues	32	1,259	1,403	1,185
Net gain on sale of investment securities	11(e)	380	534	639
Net income from investments in associated corporations	16	407	414	405
Insurance underwriting income, net of claims		626	603	556
Other		1,120	1,019	526
		12,120	12,058	10,957
Total revenue		27,155	26,350	24,049
Provision for credit losses	12(d)	2,249	2,412	1,942
		24,906	23,938	22,107
Non-interest expenses
Salaries and employee benefits		7,375	7,025	6,681
Premises and technology		2,436	2,238	2,086
Depreciation and amortization		761	684	584
Communications		437	442	434
Advertising and business development		581	617	592
Professional		775	693	548
Business and capital taxes		423	403	361
Other		1,842	2,438	1,755
		14,630	14,540	13,041
Income before taxes		10,276	9,398	9,066
Income tax expense	26	2,033	2,030	1,853
Net income		$8,243	$7,368	$7,213
Net income attributable to non-controlling interests in subsidiaries	30(b)	238	251	199
Net income attributable to equity holders of the Bank		$8,005	$7,117	$7,014
Preferred shareholders and other equity instrument holders		129	130	117
Common shareholders		$7,876	$6,987	$6,897
Earnings per common share (in dollars)
Basic	33	$6.55	$5.80	$5.70
Diluted	33	6.49	5.77	5.67
Dividends paid per common share (in dollars)	23(a)	3.05	2.88	2.72

The accompanying notes are an integral part of these consolidated financial statements.

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

For the year ended October 31 ($ millions)	2017	2016	2015
Net income	$8,243	$7,368	$7,213
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	(1,564)	614	3,145
Net gains (losses) on hedges of net investments in foreign operations	404	(300)	(1,677)
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	(8)	(3)	46
Net gains (losses) on hedges of net investments in foreign operations	107	(79)	(433)
	(1,259)	396	1,855
Net change in unrealized gains (losses) on available-for-sale securities:
Net unrealized gains (losses) on available-for-sale securities	(217)	308	386
Reclassification of net (gains) losses to net income(1)	143	(549)	(966)
Income tax expense (benefit):
Net unrealized gains (losses) on available-for-sale securities	(61)	82	161
Reclassification of net (gains) losses to net income	42	(151)	(261)
	(55)	(172)	(480)
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	1,722	(7)	1,519
Reclassification of net (gains) losses(2)	(1,761)	357	(1,444)
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	454	9	450
Reclassification of net (gains) losses	(465)	83	(430)
	(28)	258	55
Other comprehensive income (loss) from investments in associates	56	31	(9)
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	805	(972)	(3)
Income tax expense (benefit)	213	(256)	(2)
	592	(716)	(1)
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	(28)	(23)	20
Income tax expense (benefit)	(7)	(7)	5
	(21)	(16)	15
Other comprehensive income (loss) from investments in associates	6	(10)	1
Other comprehensive income (loss)	(709)	(229)	1,436
Comprehensive income	$7,534	$7,139	$8,649
Comprehensive income attributable to non-controlling interests	192	237	124
Comprehensive income attributable to equity holders of the Bank	$7,342	$6,902	$8,525
Preferred shareholders and other equity instrument holders	129	130	117
Common shareholders	$7,213	$6,772	$8,408

(1)	Includes amounts related to qualifying hedges.
(2)	Amount for 2016 includes reclassification of $22 pre-tax to goodwill for acquisition-related cash flow hedges.

The accompanying notes are an integral part of these consolidated financial statements.

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

				Accumulated other comprehensive income (loss)
($ millions)	Common shares (Note 23)	Retained earnings(1)		Foreign currency translation	Available- for-sale securities	Cash flow hedges	Other(2)		Other reserves(3)	Total common equity	Preferred shares and other equity instruments (Note 23)	Total attributable to equity holders	Non-controlling interests in subsidiaries (Note 30(b))		Total
Balance as at November 1, 2016	$15,513	$34,752		$3,055	$14	$264	$(1,093)		$152	$52,657	$3,594	$56,251	$1,570		$57,821
Net income	–	7,876		–	–	–	–		–	7,876	129	8,005	238		8,243
Other comprehensive income (loss)	–	–		(1,194)	(60)	(29)	620		–	(663)	–	(663)	(46)		(709)
Total comprehensive income	$–	$7,876		$(1,194)	$(60)	$(29)	$620		$–	$7,213	$129	$7,342	$192		$7,534
Shares and other equity instruments issued	313	–		–	–	–	–		(44)	269	1,560	1,829	–		1,829
Shares repurchased/redeemed	(182)	(827)		–	–	–	–		–	(1,009)	(575)	(1,584)	–		(1,584)
Common dividends paid	–	(3,668)		–	–	–	–		–	(3,668)	–	(3,668)	–		(3,668)
Preferred dividends paid	–	–		–	–	–	–		–	–	(129)	(129)	–		(129)
Distributions to non-controlling interests	–	–		–	–	–	–		–	–	–	–	(133)		(133)
Share-based payments	–	–		–	–	–	–		8	8	–	8	–		8
Other	–	(16)		–	–	–	–		–	(16)	–	(16)	(37	)(4)	(53)
Balance as at October 31, 2017	$15,644	$38,117		$1,861	$(46)	$235	$(473)		$116	$55,454	$4,579	$60,033	$1,592		$61,625

Balance as at November 1, 2015	$15,141	$31,316		$2,633	$194	$7	$(379)		$173	$49,085	$2,934	$52,019	$1,460		$53,479
Net income	–	6,987		–	–	–	–		–	6,987	130	7,117	251		7,368
Other comprehensive income (loss)	–	–		422	(180)	257	(714)		–	(215)	–	(215)	(14)		(229)
Total comprehensive income	$–	$6,987		$422	$(180)	$257	$(714)		$–	$6,772	$130	$6,902	$237		$7,139
Shares issued	391	–		–	–	–	–		(28)	363	1,350	1,713	–		1,713
Shares repurchased/redeemed	(19)	(61)		–	–	–	–		–	(80)	(690)	(770)	–		(770)
Common dividends paid	–	(3,468)		–	–	–	–		–	(3,468)	–	(3,468)	–		(3,468)
Preferred dividends paid	–	–		–	–	–	–		–	–	(130)	(130)	–		(130)
Distributions to non-controlling interests	–	–		–	–	–	–		–	–	–	–	(116)		(116)
Share-based payments	–	–		–	–	–	–		7	7	–	7	–		7
Other	–	(22)		–	–	–	–		–	(22)	–	(22)	(11	)(4)	(33)
Balance as at October 31, 2016	$15,513	$34,752		$3,055	$14	$264	$(1,093)		$152	$52,657	$3,594	$56,251	$1,570		$57,821

Balance as at November 1, 2014	$15,231	$28,609		$700	$664	$(48)	$(367)		$176	$44,965	$2,934	$47,899	$1,312		$49,211
Net income	–	6,897		–	–	–	–		–	6,897	117	7,014	199		7,213
Other comprehensive income (loss)	–	–		1,933	(470)	55	(7)		–	1,511	–	1,511	(75)		1,436
Total comprehensive income	$–	$6,897		$1,933	$(470)	$55	$(7)		$–	$8,408	$117	$8,525	$124		$8,649
Shares issued	104	–		–	–	–	–		(17)	87	–	87	–		87
Shares repurchased/redeemed	(194)	(761)		–	–	–	–		–	(955)	–	(955)	–		(955)
Common dividends paid	–	(3,289)		–	–	–	–		–	(3,289)	–	(3,289)	–		(3,289)
Preferred dividends paid	–	–		–	–	–	–		–	–	(117)	(117)	–		(117)
Distributions to non-controlling interests	–	–		–	–	–	–		–	–	–	–	(86)		(86)
Share-based payments	–	–		–	–	–	–		14	14	–	14	–		14
Other	–	(140	)(5)	–	–	–	(5	)(6)	–	(145)	–	(145)	110	(4)	(35)
Balance as at October 31, 2015	$15,141	$31,316		$2,633	$194	$7	$(379)		$173	$49,085	$2,934	$52,019	$1,460		$53,479

(1)	Includes undistributed retained earnings of $61 (2016 – $63; 2015 – $61) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Includes Share from associates, Employee benefits and Own credit risk.
(3)	Represents amounts on account of share-based payments (refer to Note 25).
(4)	Includes changes to non-controlling interests arising from business combinations and other.
(5)	Includes retrospective adjustments primarily related to foreign currency translation on Allowance for Credit Losses with respect to periods prior to 2013 ($152).
(6)	Represents retrospective adjustments to reflect the adoption of the own credit risk provisions of IFRS 9 pertaining to financial liabilities designated at fair value through profit or loss in 2015.

The accompanying notes are an integral part of these consolidated financial statements

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

Sources (uses) of cash flows for the year ended October 31 ($ millions)	2017	2016	2015
Cash flows from operating activities
Net income	$8,243	$7,368	$7,213
Adjustment for:
Net interest income	(15,035)	(14,292)	(13,092)
Depreciation and amortization	761	684	584
Provisions for credit losses	2,249	2,412	1,942
Equity-settled share-based payment expense	8	7	14
Net gain on sale of investment securities	(380)	(534)	(639)
Net gain on disposition of business	(62)	(116)	–
Net income from investments in associated corporations	(407)	(414)	(405)
Income tax expense	2,033	2,030	1,853
Restructuring charge	–	378	–
Changes in operating assets and liabilities:
Trading assets	8,377	(10,044)	20,302
Securities purchased under resale agreements and securities borrowed	(4,631)	(5,363)	13,991
Loans	(32,589)	(20,355)	(22,942)
Deposits	27,516	6,702	13,915
Obligations related to securities sold short	7,533	4,007	(8,101)
Obligations related to assets sold under repurchase agreements and securities lent	849	20,865	(18,982)
Net derivative financial instruments	(391)	(3,806)	2,442
Other, net(1)	(1,997)	2,293	7,286
Dividends received	1,600	873	1,147
Interest received	23,649	21,099	19,145
Interest paid	(8,730)	(7,787)	(7,262)
Income tax paid	(2,012)	(1,471)	(1,985)
Net cash from/(used in) operating activities	16,584	4,536	16,426
Cash flows from investing activities
Interest-bearing deposits with financial institutions	(14,006)	28,447	(8,448)
Purchase of investment securities	(64,560)	(94,441)	(44,684)
Proceeds from sale and maturity of investment securities	66,179	65,069	41,649
Acquisition/sale of subsidiaries, associated corporations or business units, net of cash acquired	229	(1,050)	(701)
Property and equipment, net of disposals	3	(348)	(282)
Other, net	(385)	(431)	(1,053)
Net cash from/(used in) investing activities	(12,540)	(2,754)	(13,519)
Cash flows from financing activities
Proceeds from issue of subordinated debentures	–	2,465	1,248
Redemption/repayment of subordinated debentures	(1,500)	(1,035)	(18)
Proceeds from common shares issued	313	391	101
Proceeds from preferred shares and other equity instruments issued	1,560	1,350	–
Redemption of preferred shares	(575)	(690)	–
Common shares purchased for cancellation	(1,009)	(80)	(955)
Cash dividends paid	(3,797)	(3,598)	(3,406)
Distributions to non-controlling interests	(133)	(116)	(86)
Other, net(1)	2,209	(320)	800
Net cash from/(used in) financing activities	(2,932)	(1,633)	(2,316)
Effect of exchange rate changes on cash and cash equivalents	(142)	(18)	305
Net change in cash and cash equivalents	970	131	896
Cash and cash equivalents at beginning of year(2)	6,855	6,724	5,828
Cash and cash equivalents at end of year(2)	$7,825	$6,855	$6,724

(1)	Certain comparative amounts have been restated to conform with current period presentation.
(2)	Represents cash and non-interest bearing deposits with financial institutions (refer to Note 5).

The accompanying notes are an integral part of these consolidated financial statements.

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NOTES TO THE 2017 CONSOLIDATED FINANCIAL STATEMENTS

Page	Note

134	1	Reporting entity

134	2	Basis of preparation

135	3	Significant accounting policies

148	4	Future accounting developments

150	5	Cash and deposits with financial institutions

150	6	Fair value of financial instruments

156	7	Trading assets

157	8	Financial instruments designated at fair value through profit or loss

158	9	Derivative financial instruments

162	10	Offsetting financial assets and financial liabilities

164	11	Investment securities

167	12	Loans, impaired loans and allowance for credit losses

170	13	Derecognition of financial assets

171	14	Structured entities

174	15	Property and equipment

174	16	Investments in associates

175	17	Goodwill and other intangible assets

176	18	Other assets

Page	Note

177	19	Deposits

177	20	Subordinated debentures

178	21	Other liabilities

178	22	Provisions

179	23	Common and preferred shares and other equity instruments

182	24	Capital management

183	25	Share-based payments

186	26	Corporate income taxes

188	27	Employee benefits

193	28	Operating segments

195	29	Related party transactions

196	30	Principal subsidiaries and non-controlling interests in subsidiaries

197	31	Non-interest income

197	32	Trading revenues

198	33	Earnings per share

198	34	Guarantees, commitments and pledged assets

200	35	Financial instruments – risk management

208	36	Business combinations and divestitures

208	37	Event after the Consolidated Statement of Financial Position date

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CONSOLIDATED FINANCIAL STATEMENTS

1	Reporting Entity

The Bank of Nova Scotia (the Bank) is a chartered schedule I bank under the Bank Act (Canada) (the Bank Act) and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2	Basis of Preparation

Statement of compliance

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act. Section 308 states that, except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with IFRS.

The consolidated financial statements for the year ended October 31, 2017 have been approved by the Board of Directors for issue on November 28, 2017.

Certain comparative amounts have been restated to conform with the basis of presentation in the current year.

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

●	Financial assets and liabilities held-for-trading
●	Financial assets and liabilities designated at fair value through profit or loss
●	Derivative financial instruments
●	Available-for-sale investment securities

Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.

Management’s use of estimates, assumptions and judgments

The Bank’s accounting policies require estimates, assumptions and judgments that relate to matters that are inherently uncertain. The Bank has established procedures to ensure that accounting policies are applied consistently. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

Use of estimates and assumptions

The preparation of these consolidated financial statements, in conformity with IFRS, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the consolidated financial statements, other comprehensive income and income and expenses during the reporting period. Estimates made by management are based on historical experience and other assumptions that are believed to be reasonable. Key areas of estimation uncertainty include those relating to the allowance for credit losses, the fair value of financial instruments (including derivatives), corporate income taxes, employee benefits, goodwill and intangible assets, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of investment securities, impairment of non-financial assets, derecognition of financial assets and liabilities and provisions. While management makes its best estimates and assumptions, actual results could differ from these and other estimates.

Significant judgments

In the preparation of these consolidated financial statements, management is required to make significant judgments in the classification and presentation of transactions and instruments and accounting for involvement with other entities.

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CONSOLIDATED FINANCIAL STATEMENTS

Significant estimates, assumptions and judgments have been made in the following areas and are discussed as noted in the consolidated financial statements:

Allowance for credit losses	Note 3 Note 12(d)
Fair value of financial instruments	Note 3 Note 6
Corporate income taxes	Note 3 Note 26
Employee benefits	Note 3 Note 27
Goodwill and intangible assets	Note 3 Note 17
Fair value of all identifiable assets and liabilities as a result of business combinations	Note 3 Note 36
Impairment of investment securities	Note 3 Note 11
Impairment of non-financial assets	Note 3 Note 15
Structured entities	Note 3 Note 14
De facto control of other entities	Note 3 Note 30
Derecognition of financial assets and liabilities	Note 3 Note 13
Provisions	Note 3 Note 22

3	Significant Accounting Policies

The significant accounting policies used in the preparation of these consolidated financial statements, including any additional accounting requirements of OSFI, as set out below, have been applied consistently to all periods presented in these consolidated financial statements.

Basis of consolidation

The consolidated financial statements include the assets, liabilities, financial performance and cash flows of the Bank and all of its subsidiaries, after elimination of intercompany transactions and balances. Subsidiaries are defined as entities controlled by the Bank and exclude associates and joint arrangements. The Bank’s subsidiaries can be classified as entities controlled through voting interests or structured entities. The Bank consolidates a subsidiary from the date it obtains control. The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. For the Bank to control an entity, all of the three elements of control should be in existence:

●	power over the investee;
●	exposure, or rights, to variable returns from involvement with the investee; and
●	the ability to use power over the investee to affect the amount of the Bank’s returns.

The Bank does not control an investee when it is acting as an agent. The Bank assesses whether it is an agent by determining whether it is primarily engaged to act on behalf of and for the benefit of another party or parties. The Bank reassesses whether it controls an investee if facts and circumstances indicate that one or more of the elements of control has changed. Non-controlling interests are presented within equity in the Consolidated Statement of Financial Position separate from equity attributable to equity holders of the Bank. Partial sales and incremental purchases of interests in subsidiaries that do not result in a change of control are accounted for as equity transactions with non-controlling interest holders. Any difference between the carrying amount of the interest and the transaction amount is recorded as an adjustment to retained earnings.

Voting-interest subsidiaries

Control is presumed with an ownership interest of more than 50% of the voting rights in an entity unless there are other factors that indicate that the Bank does not control the entity despite having more than 50% of voting rights.

The Bank may consolidate an entity when it owns less than 50% of the voting rights when it has one or more other attributes of power:

●	by virtue of an agreement, over more than half of the voting rights;
●	to govern the financial and operating policies of the entity under a statute or an agreement;
●	to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or
●	to govern the financial and operating policies of the entity through the size of its holding of voting rights relative to the size and dispersion of holding of the other vote holders and voting patterns at shareholder meetings (i.e., de facto control).

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Structured entities

Structured entities are designed to accomplish certain well-defined objectives and for which voting or similar rights are not the dominant factor in deciding who controls the entity. The Bank may become involved with structured entities either at the formation stage or at a later date. The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The Bank consolidates all structured entities that it controls.

Investments in associates

An associate is an entity in which the Bank has significant influence, but not control, over the operating and financial policies of the entity. Significant influence is ordinarily presumed to exist when the Bank holds between 20% and 50% of the voting rights. The Bank may also be able to exercise significant influence through board representation. The effects of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Bank has significant influence.

Investments in associates are recognized initially at cost, which includes the purchase price and other costs directly attributable to the purchase. Associates are accounted for using the equity method which reflects the Bank’s share of the increase or decrease of the post-acquisition earnings and other movements in the associate’s equity.

If there is a loss of significant influence and the investment ceases to be an associate, equity accounting is discontinued from the date of loss of significant influence. If the retained interest on the date of loss of significant influence is a financial asset, it is measured at fair value and the difference between the fair value and the carrying value is recorded as an unrealized gain or loss in the Consolidated Statement of Income.

Investments in associates are evaluated for impairment at the end of each financial reporting period, or more frequently if events or changes in circumstances indicate the existence of objective evidence of impairment.

For purposes of applying the equity method for an investment that has a different reporting period from the Bank, adjustments are made for the effects of any significant events or transactions that occur between the reporting date of the investment and the reporting date of the Bank.

Joint arrangements

A joint arrangement is an arrangement over which two or more parties have joint control. Joint control exists only when decisions about the relevant activities (i.e., those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing the control of the arrangement. Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

Similar to accounting for investment in associates, for joint ventures, investments are recognized initially at cost and accounted for using the equity method which reflects the Bank’s share of the increase or decrease of the post-acquisition earnings and other movements in the joint venture’s equity. Investments in joint ventures are evaluated for impairment at the end of each financial reporting period, or more frequently if events or changes in circumstances indicate the existence of objective evidence of impairment.

If there is a loss of joint control and it does not result in the Bank having significant influence over the joint venture, equity accounting is discontinued from the date of loss of joint control. If the retained interest in the former joint venture on the date of loss of joint control is a financial asset, it is measured at fair value and the difference between the fair value and the carrying value is recorded as an unrealized gain or loss in the Consolidated Statement of Income.

Translation of foreign currencies

The financial statements of each of the Bank’s foreign operations are measured using its functional currency, being the currency of the primary economic environment of the foreign operation.

Translation gains and losses related to the Bank’s monetary items are recognized in non-interest income in the Consolidated Statement of Income. Revenues and expenses denominated in foreign currencies are translated using average exchange rates, except for depreciation and amortization of buildings, equipment and leasehold improvements of the Bank, purchased in foreign currency, which are translated using historical rates. Foreign currency non-monetary items that are measured at historical cost are translated into the functional currency at historical rates. Foreign currency non-monetary items measured at fair value are translated into functional currency using the rate of exchange at the date the fair value was determined. Foreign currency gains and losses on non-monetary items are recognized in the Consolidated Statement of Income or Consolidated Statement of Comprehensive Income consistent with the gain or loss on the non-monetary item.

Unrealized gains and losses arising upon translation of foreign operations, together with any gains or losses arising from hedges of those net investment positions to the extent effective, are credited or charged to net change in unrealized foreign currency translation gains/losses in other comprehensive income in the Consolidated Statement of Comprehensive Income. On disposal or partial disposal of a foreign operation, an appropriate portion of the translation differences previously recognized in other comprehensive income are recognized in the Consolidated Statement of Income.

Financial assets and liabilities

Date of recognition

The Bank initially recognizes loans, deposits, subordinated debentures and debt securities issued on the date at which they are originated or purchased. Regular-way purchases and sales of financial assets are recognized on the settlement date. All other financial assets and liabilities, including derivatives, are initially recognized on the trade date at which the Bank becomes a party to the contractual provisions of the instrument.

Initial classification and measurement

The classification of financial assets and liabilities at initial recognition depends on the purpose and intention for which the financial assets are acquired and liabilities issued and their characteristics. The initial measurement of a financial asset or liability is at fair value.

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Determination of fair value

Fair value of a financial asset or liability is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date.

The Bank values instruments carried at fair value using quoted market prices, where available. Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the Bank maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3.

Inception gains and losses are only recognized where the valuation is dependent only on observable market data, otherwise, they are deferred and amortized over the life of the related contract or until the valuation inputs become observable.

IFRS 13 permits a measurement exception that allows an entity to determine the fair value of a group of financial assets and liabilities with offsetting risks based on the sale or transfer of its net exposure to a particular risk (or risks). The Bank has adopted this exception through an accounting policy choice. Consequently, the fair values of certain portfolios of financial instruments are determined based on the net exposure of those instruments to particular market, credit or funding risk.

In determining fair value for certain instruments or portfolios of instruments, valuation adjustments or reserves may be required to arrive at a more accurate representation of fair value. These adjustments include those made for credit risk, bid-offer spreads, unobservable parameters, constraints on prices in inactive or illiquid markets and when applicable funding costs.

Derecognition of financial assets and liabilities

Derecognition of financial assets

The derecognition criteria are applied to the transfer of part of an asset, rather than the asset as a whole, only if such part comprises specifically identified cash flows from the asset, a fully proportionate share of the cash flows from the asset, or a fully proportionate share of specifically identified cash flows from the asset.

A financial asset is derecognized when the contractual rights to the cash flows from the asset has expired; or the Bank transfers the contractual rights to receive the cash flows from the financial asset; or has assumed an obligation to pay those cash flows to an independent third-party; and the Bank has transferred substantially all the risks and rewards of ownership of that asset to an independent third-party. Management determines whether substantially all the risk and rewards of ownership have been transferred by quantitatively comparing the variability in cash flows before and after the transfer. If the variability in cash flows remains significantly similar subsequent to the transfer, the Bank has retained substantially all of the risks and rewards of ownership.

Where substantially all the risks and rewards of ownership of the financial asset are neither retained nor transferred, the Bank derecognizes the transferred asset only if it has lost control over that asset. Control over the asset is represented by the practical ability to sell the transferred asset. If the Bank retains control over the asset, it will continue to recognize the asset to the extent of its continuing involvement. At times such continuing involvement may be in the form of investment in senior or subordinated tranches of notes issued by non-consolidated structured entities.

On derecognition of a financial asset, the difference between the carrying amount and the sum of (i) the consideration received (including any new asset obtained less any new liability assumed) and (ii) any cumulative gain or loss that had been recognized in other comprehensive income is recognized in the Consolidated Statement of Income.

Transfers of financial assets that do not qualify for derecognition are reported as secured financings in the Consolidated Statement of Financial Position.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, canceled or expires. If an existing financial liability is replaced by another from the same counterparty on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability at fair value. The difference in the respective carrying amount of the existing liability and the new liability is recognized as a gain/loss in the Consolidated Statement of Income.

Offsetting of financial instruments

Financial assets and financial liabilities with the same counterparty are offset, with the net amount reported in the Consolidated Statement of Financial Position, only if there is currently a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously. When financial assets and financial liabilities are offset in the Consolidated Statement of Financial Position, the related income and expense items will also be offset in the Consolidated Statement of Income, unless specifically prohibited by an applicable accounting standard.

Cash and deposits with financial institutions

Cash and deposits with financial institutions comprises cash, cash equivalents, demand deposits with banks and other financial institutions, highly liquid investments that are readily convertible to cash, subject to insignificant risk of changes in value. These investments are those with less than three months’ maturity from the date of acquisition.

Precious metals

Precious metals are carried at fair value less costs to sell, and any changes in fair value less costs to sell are credited or charged to non-interest income – trading revenues in the Consolidated Statement of Income.

Trading assets and liabilities

Trading assets and liabilities are measured at fair value in the Consolidated Statement of Financial Position, with transaction costs recognized immediately in the Consolidated Statement of Income as part of non-interest income – trading revenues. Gains and losses realized on disposal and

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unrealized gains and losses due to fair value changes on trading assets and liabilities, other than certain derivatives, are recognized as part of non-interest income – trading revenues in the Consolidated Statement of Income. Trading assets and liabilities are not reclassified subsequent to their initial recognition.

Financial assets and liabilities designated at fair value through profit or loss

Financial assets and financial liabilities classified in this category are those that have been designated by the Bank on initial recognition. The Bank may only designate an instrument at fair value through profit or loss when one of the following criteria is met, and designation is determined on an instrument by instrument basis:

●	The designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or liabilities on a different basis; or
●	The assets and liabilities are part of a group of financial assets, financial liabilities or both which are managed together and their performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy and the information about the group is provided to key management personnel and it can be demonstrated that significant financial risks are eliminated or significantly reduced; or
●	The financial instrument contains one or more embedded derivatives which significantly modify the cash flows otherwise required.

Financial assets and financial liabilities designated at fair value through profit or loss are recorded in the Consolidated Statement of Financial Position at fair value. For assets designated at fair value through profit or loss, changes in fair value are recognized in the Consolidated Statement of Income. For liabilities designated at fair value through profit or loss, changes in fair value arising from changes in the Bank’s own credit risk are recognized in the Consolidated Statement of Comprehensive Income (OCI), without subsequent reclassification to the Consolidated Statement of Income, unless doing so would create or increase an accounting mismatch. All other changes in fair value are recognized in the Consolidated Statement of Income.

Securities purchased and sold under resale agreements

Securities purchased under resale agreements (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing arrangements and are recorded at amortized cost. The party disbursing the cash takes possession of the securities serving as collateral for the financing and having a market value equal to, or in excess of, the principal amount loaned. The securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on, or derecognized from, the Consolidated Statement of Financial Position, unless the risks and rewards of ownership are obtained or relinquished. The related income and interest expense are recorded on an accrual basis in the Consolidated Statement of Income.

Obligations related to securities sold short

Obligations related to securities sold short arise in dealing and market-making activities where debt securities and equity shares are sold without possessing such securities.

Similarly, if securities purchased under an agreement to resell are subsequently sold to third parties, the obligation to return the securities is recorded as a short sale within obligations related to securities sold short in the Consolidated Statement of Financial Position. These trading liabilities are measured at fair value with any gains or losses included in non-interest income – trading revenues in the Consolidated Statement of Income. Interest expense accruing on debt securities sold short is recorded in interest expense – other, in the Consolidated Statement of Income.

Securities lending and borrowing

Securities lending and borrowing transactions are usually collateralized by securities or cash. The transfer of the securities to counterparties is only reflected on the Consolidated Statement of Financial Position if the risks and rewards of ownership are also transferred. For cash collateral advanced or received, the Bank presents these transactions as securities sold under repurchase agreement or securities purchased under reverse repurchase agreement, respectively. Interest on cash collateral advanced or received is presented in interest income – securities purchased under resale agreements and securities borrowed or interest expense – other, respectively. Fees received and paid are reported as fee and commission revenues and expenses in the Consolidated Statement of Income, respectively.

Securities borrowed are not recognized on the Consolidated Statement of Financial Position, unless they are then sold to third parties, in which case the obligation to return the securities is recorded as a trading liability and measured at fair value with any gains or losses included in non-interest income – trading revenues, in the Consolidated Statement of Income.

Derivative instruments

Derivative instruments are contracts whose value is derived from interest rates, foreign exchange rates, commodities, equity prices or other financial variables. Most derivative instruments can be characterized as interest rate contracts, foreign exchange and gold contracts, commodity contracts, equity contracts or credit contracts. Derivative instruments are either exchange-traded contracts or negotiated over-the-counter contracts. Negotiated over-the-counter contracts include swaps, forwards and options.

The Bank enters into these derivative contracts for trading purposes, as well as to manage its risk exposures (i.e., to manage the Bank’s non-trading interest rate, foreign currency and other exposures). Trading activities are undertaken to meet the needs of the Bank’s customers, as well as for the Bank’s own account to generate income from trading operations.

Derivatives embedded in other financial instruments or host contracts are treated as separate derivatives when the following conditions are met:

●	their economic characteristics and risks are not closely related to those of the host contract;
●	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
●	the combined contract is not held for trading or designated at fair value through profit or loss.

Where an embedded derivative is separable from the host contract but the fair value, as at the acquisition or reporting date, cannot be reliably measured separately, the entire combined contract is measured at fair value. All embedded derivatives are presented on a combined basis with the host contracts although they are separated for measurement purposes when conditions requiring separation are met. Subsequent changes in fair value of embedded derivatives are recognized in non-interest income in the Consolidated Statement of Income.

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All derivatives, including embedded derivatives that must be separately accounted for, are recorded at fair value in the Consolidated Statement of Financial Position. The determination of the fair value of derivatives includes consideration of credit risk, estimated funding costs and ongoing direct costs over the life of the instruments. Inception gains or losses on derivatives are only recognized where the valuation is dependent only on observable market data, otherwise, they are deferred and amortized over the life of the related contract, or until the valuation inputs become observable.

The gains and losses resulting from changes in fair values of trading derivatives are included in non-interest income – trading revenues in the Consolidated Statement of Income.

Changes in the fair value of non-trading derivatives that do not qualify for hedge accounting are recorded in the Consolidated Statement of Income in non-interest income – other. Where derivative instruments are used to manage the volatility of share-based payment expense, these derivatives are carried at fair value with changes in the fair value in relation to units hedged included in non-interest expenses – salaries and employee benefits in the Consolidated Statement of Income.

Changes in the fair value of derivatives that qualify for hedge accounting are recorded as non-interest income – other in the Consolidated Statement of Income for fair value hedges and other comprehensive income in the Consolidated Statement of Comprehensive Income for cash flow hedges and net investment hedges.

Investment securities

Investment securities are comprised of available-for-sale and held-to-maturity securities.

Available-for-sale investment securities

Available-for-sale investment securities include equity and debt securities. Equity investments classified as available-for-sale are those which are neither classified as held-for-trading nor designated at fair value through profit or loss. Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in the market conditions. Available-for-sale investment securities are recorded at fair value with unrealized gains and losses recorded in other comprehensive income. When realized, these gains and losses are reclassified from the Consolidated Statement of Comprehensive Income and recorded in the Consolidated Statement of Income on an average cost basis. For non-monetary investment securities designated as available-for-sale, the gain or loss recognized in other comprehensive income includes any related foreign exchange gains or losses. Foreign exchange gains and losses that relate to the amortized cost of an available-for-sale debt security are recognized in the Consolidated Statement of Income.

Premiums, discounts and related transaction costs on available-for-sale debt securities are amortized over the expected life of the instrument to interest income – securities in the Consolidated Statement of Income using the effective interest method.

Transaction costs on available-for-sale equity securities are initially capitalized and then recognized as part of the net realized gain/loss on subsequent sale of the instrument in the Consolidated Statement of Income.

Held-to-maturity investment securities

Held-to-maturity investment securities are non-derivative assets with fixed or determinable payments and fixed maturity that the Bank has the positive intent and ability to hold to maturity, and which do not meet the definition of a loan, are not held-for-trading, and are not designated at fair value through profit or loss or as available-for-sale. After initial measurement, held-to-maturity investment securities are carried at amortized cost using the effective interest method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition, transaction costs and fees that are an integral part of the effective interest rate. The amortization is included in interest income – securities in the Consolidated Statement of Income.

A sale or reclassification of a more than an insignificant amount of held-to-maturity investments would result in the reclassification of all held-to-maturity investments as available-for-sale, and would prevent the Bank from classifying investment securities as held-to-maturity for the current and the following two financial years. However, sales and reclassifications in any of the following circumstances would not trigger a reclassification:

●	Sales or reclassifications that are so close to maturity that changes in the market rate of interest would not have a significant effect on the financial asset’s fair value;
●	Sales or reclassifications after the Bank has collected substantially all of the asset’s original principal; or
●	Sales or reclassifications attributable to non-recurring isolated events beyond the Bank’s control that could not have been reasonably anticipated.

Impairment of investment securities

Investment securities are evaluated for impairment at the end of each reporting period, or more frequently if events or changes in circumstances indicate the existence of objective evidence of impairment.

In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its original cost is objective evidence of impairment. In the case of debt instruments classified as available-for-sale and held-to-maturity investment securities, impairment is assessed based on the same criteria as impairment of loans.

When a decline in value of available-for-sale debt or equity instrument is due to impairment, the carrying value of the security continues to reflect fair value. Losses arising from impairment are reclassified from accumulated other comprehensive income and included in net gain on investment securities within non-interest income in the Consolidated Statement of Income.

The losses arising from impairment of held-to-maturity investment securities are recognized in net gain on investment securities within non-interest income in the Consolidated Statement of Income.

Reversals of impairment losses on available-for-sale debt instruments resulting from increases in fair value related to events occurring after the date of impairment are included in net gain on investment securities within non-interest income in the Consolidated Statement of Income, to a maximum of the original impairment charge. Reversals of impairment on available-for-sale equity instruments are not recognized in the Consolidated Statement of Income; increases in fair value of such instruments after impairment are recognized in accumulated other comprehensive income.

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Reversals of impairment losses on held-to-maturity investment securities are included in net gain on investment securities within non-interest income in the Consolidated Statement of Income, to a maximum of the amortized cost of the investment before the original impairment charge.

Loans

Loans include loans and advances originated or purchased by the Bank which are not classified as held-for-trading, held-to-maturity or designated at fair value. Debt securities, which are not trading securities or have not been designated as available-for-sale securities and that are not quoted in an active market, are also classified as loans.

Loans originated by the Bank are recognized when cash is advanced to a borrower. Loans purchased are recognized when cash consideration is paid by the Bank. Loans are measured at amortized cost using the effective interest method, less any impairment losses. Loans are stated net of allowance for credit losses.

Purchased loans

All purchased loans are initially measured at fair value on the date of acquisition. In arriving at the fair value, the Bank considers interest rate mark adjustments and credit mark adjustments. As a result of recording all purchased loans at fair value, no allowances for credit losses are recorded in the Consolidated Statement of Financial Position on the date of acquisition. Consequently none of the purchased loans are considered to be impaired on the date of acquisition.

The interest rate mark on the date of acquisition is principally set up for fixed interest rate loans and captures the impact of the interest rate differential between the contractual rate of interest on the loan and the prevailing interest rate on the loan on the date of acquisition for the remaining term. The interest rate mark is fully amortized into interest income in the Consolidated Statement of Income over the expected life of the loan using the effective interest method.

An aggregate credit mark adjustment is established to capture management’s best estimate of cash flow shortfalls on the loans over their life time as determined at the date of acquisition. The credit mark adjustment comprises of both an incurred loss mark and a future expected loss mark.

For individually assessed loans, the credit mark established at the date of acquisition is tracked over the life of the loan. Changes to the expected cash flows of these loans from those expected at the date of acquisition are recorded as a charge/recovery in the provision for credit losses in the Consolidated Statement of Income.

Where loans are not individually assessed for determining losses, a portfolio approach is taken to determine expected losses at the date of acquisition. The portfolio approach will result in both an incurred loss mark and a future expected loss mark. The incurred loss mark is assessed at the end of each reporting period against the performance of the loan portfolio and an increase in expected cash flows will result in recovery in provision for credit losses in the Consolidated Statement of Income while any cash flows lower than expected will result in an additional provision for credit losses. The future expected loss mark is amortized into income as losses are recognized or as the portfolio of loans winds down over its expected life. An assessment is required at the end of each reporting period to determine the reasonableness of the unamortized balance in relation to the loan portfolio. An overall benefit is only recognized to the extent that the amortized amount is greater than the actual losses incurred. A net charge is recorded if the actual losses exceed the amortized amounts.

Loan impairment and allowance for credit losses

The Bank considers a loan to be impaired when there is objective evidence of impairment as a result of one or more loss events that occurred after the date of initial recognition of the loan and the loss event has an impact on the estimated future cash flows of the loan that can be reliably estimated. Objective evidence is represented by observable data that comes to the attention of the Bank and includes events that indicate:

●	significant financial difficulty of the borrower;
●	a default or delinquency in interest or principal payments;
●	a high probability of the borrower entering a phase of bankruptcy or a financial reorganization;
●	a measurable decrease in the estimated future cash flows from the loan or the underlying assets that back the loan.

If a payment on a loan is contractually 90 days in arrears, the loan will be classified as impaired, if not already classified as such, unless the loan is fully secured, the collection of the debt is in process, and the collection efforts are reasonably expected to result in repayment of the loan or in restoring it to a current status within 180 days from the date a payment has become contractually in arrears. Finally, a loan that is contractually 180 days in arrears is classified as impaired in all situations, except when it is guaranteed or insured by the Canadian government, the provinces or a Canadian government agency; such loans are classified as impaired if the loan is contractually in arrears for 365 days. Any credit card loan that has a payment that is contractually 180 days in arrears is written off.

Losses expected as a result of future events are not recognized.

The Bank considers evidence of impairment for loans and advances at both an individual and collective level.

Individual impairment allowance

For all loans that are considered individually significant, the Bank assesses on a case-by-case basis at each reporting period whether an individual allowance for loan losses is required.

For those loans where objective evidence of impairment exists and the Bank has determined the loan to be impaired, impairment losses are determined based on the Bank’s aggregate exposure to the customer considering the following factors:

●	the customer’s ability to generate sufficient cash flow to service debt obligations;
●	the extent of other creditors’ commitments ranking ahead of, or pari passu with, the Bank and the likelihood of other creditors continuing to support the company;
●	the complexity of determining the aggregate amount and ranking of all creditor claims and the extent to which legal and insurance uncertainties are evident; and
●	the realizable value of security (or other credit mitigants) and likelihood of successful repossession.

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Impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate, and comparing the resultant present value with the loan’s current carrying amount. This results in interest income being recognized using the original effective interest rate.

Collective impairment allowance

For loans that have not been individually assessed as being impaired, the Bank pools them into groups to assess them on a collective basis. Collective allowances are calculated for impaired loans and performing loans. Allowances related to performing loans estimate probable incurred losses that are inherent in the portfolio but have not yet been specifically identified as impaired.

Internal risk rating parameters are used in the calculation of the collective impairment allowance. For non-retail loan portfolios, internal risk rating parameters form the basis for calculating the quantitative portion of the collective allowance for performing loans:

●	Probability of Default rates (PD) which are based upon the internal risk rating for each borrower;
●	Loss Given Default rates (LGD); and
●	Exposure at Default factors (EAD).

Funded exposures are multiplied by the borrower’s PD and by the relevant LGD parameter.

Committed but undrawn exposures are multiplied by the borrower’s PD, by the relevant LGD parameter, and by the relevant EAD parameter. A model stress component is also applied to recognize uncertainty in the credit risk parameters and the fact that current actual loss rates may differ from the long-term averages included in the model.

Retail loans

Retail loans represented by residential mortgages, credit cards and other personal loans are considered by the Bank to be homogeneous groups of loans that are not considered individually significant. All homogeneous groups of loans are assessed for impairment on a collective basis.

Mortgages are collectively assessed for impairment, taking into account number of days past due, historical loss experience and incorporating both quantitative and qualitative factors including the current business and economic environment and the realizable value of collateral to determine the appropriate level of the collective impairment allowance.

A roll rate methodology is used to determine impairment losses on a collective basis for credit cards and other personal loans because individual loan assessment is impracticable. Under this methodology, loans with similar credit characteristics are grouped into ranges according to the number of days past due and statistical analysis is used to estimate the likelihood that loans in each range will progress through the various stages of delinquency and ultimately prove irrecoverable. This methodology employs statistical analyses of historical data and experience of delinquency and default to estimate the amount of loans that will eventually be written off as a result of the events not identifiable on an individual loan basis. When the portfolio size is small or when information is insufficient or not reliable enough to adopt a roll rate methodology, the Bank adopts a basic formulaic approach based on historical loss rate experience.

Performing loans

Over and above the individually assessed and retail roll rate allowances, loans that were subject to individual assessment for which no evidence of impairment existed, are grouped together according to their credit risk characteristics for the purpose of reassessing them on a collective basis. This reflects impairment losses that the Bank has incurred as a result of events that have occurred but where the individual loss has not been identified.

The collective impairment allowance for such loans is determined after taking into account:

●	historical loss experience in portfolios of similar credit risk characteristics (for example, by industry sector, loan grade or product);
●	the estimated period between impairment occurring and the loss being identified and evidenced by the establishment of an appropriate allowance against the individual loan; and
●	management’s experienced judgment as to whether current economic and credit conditions are such that the actual level of inherent losses at the reporting date is likely to be greater or less than that suggested by historical experience. As soon as information becomes available which identifies losses on individual loans within the group, those loans are removed from the group and assessed on an individual basis for impairment.

Provision for credit losses on off-balance sheet positions

A provision is set up for the Bank’s off-balance sheet positions and recorded in other liabilities on the Consolidated Statement of Financial Position. The process to determine the provision for off-balance sheet positions is similar to the methodology used for loans. Any change in the provision is recorded in the Consolidated Statement of Income as provision for credit losses.

Write-off of loans

Loans (and the related impairment allowance accounts) are normally written off, either partially or in full, when there is no realistic prospect of recovery. Where loans are secured, write-off is generally after receipt of any proceeds from the realization of security. In circumstances where the net realizable value of any collateral has been determined and there is no reasonable expectation of further recovery, write-off may be earlier.

Reversals of impairment

If the amount of an impairment loss related to loans decreases in a subsequent period, and the decrease can be related objectively to an event occurring after the impairment was recognized, the excess is written back by reducing the loan impairment allowance account accordingly. The write-back is recognized in the provision for credit losses in the Consolidated Statement of Income.

Restructured loans

Restructured loans include loans where the Bank has renegotiated the original terms of a loan by granting a concession to the borrower (concessions). These concessions include interest rate adjustments, deferral or extension of principal or interest payments and forgiveness of a portion of principal or interest. Once the terms of the loan have been renegotiated and agreed upon with the borrower the loan is considered a restructured loan. The investment in the loan is reduced as of the date of the restructuring to the amount of the net expected cash flows receivable under the modified

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terms, discounted at the original effective interest rate inherent in the loan. The loan is no longer considered past due and the reduction in the carrying value of the loan is recognized as a charge for loan impairment in the Consolidated Statement of Income in the period in which the loan is restructured. In other cases, restructuring may be considered substantial enough to result in recognition of a new loan.

Customer’s liability under acceptances

The Bank’s potential liability under acceptances is reported as a liability in the Consolidated Statement of Financial Position. The Bank has equivalent claims against its customers in the event of a call on these commitments, which are reported as an asset. Fees earned are reported in fee and commission revenues – banking fees in the Consolidated Statement of Income.

Hedge accounting

The Bank formally documents all hedging relationships and its risk management objective and strategy for undertaking these hedge transactions at inception. The hedge documentation includes identification of the asset, liability, firm commitment or highly probable forecasted transaction being hedged, the nature of the risk being hedged, the hedging instrument used and the method used to assess the effectiveness of the hedge. The Bank also formally assesses, both at each hedge’s inception and on an ongoing basis, whether the hedging instruments are highly effective in offsetting changes in fair value or cash flows of hedged items. Hedge ineffectiveness is measured and recorded in non-interest income – other in the Consolidated Statement of Income.

There are three types of hedges: (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.

Fair value hedges

For fair value hedges, the change in fair value of the hedging instrument is offset in the Consolidated Statement of Income by the change in fair value of the hedged item attributable to the hedged risk. The Bank utilizes fair value hedges primarily to convert fixed rate financial instruments to floating rate financial instruments. Hedged items include available-for-sale debt and equity securities, loans, deposit liabilities and subordinated debentures. Hedging instruments include single-currency interest rate swaps, cross-currency interest rate swaps, foreign currency forwards and foreign currency liabilities.

Cash flow hedges

For cash flow hedges, the change in fair value of the hedging instrument, to the extent effective, is recorded in other comprehensive income until the corresponding gains and losses on the hedged item is recognized in income. The Bank utilizes cash flow hedges primarily to hedge the variability in cash flows relating to floating rate financial instruments and highly probable forecasted revenues. Hedged items include available-for-sale debt securities, loans, deposit liabilities and highly probable forecasted transactions. Hedging instruments include single-currency interest rate swaps, cross-currency interest rate swaps, total return swaps and foreign currency forwards.

Net investment hedges

For net investment hedges, the change in fair value of the hedging instrument, to the extent effective, is recorded in other comprehensive income until the corresponding cumulative translation adjustments on the hedged net investment are recognized in income. The Bank designates foreign currency liabilities and foreign currency forwards as hedging instruments to manage the foreign currency exposure and impact on capital ratios arising from foreign operations.

Property and equipment

Land, buildings and equipment

Land is carried at cost. Buildings (including building fittings), equipment, and leasehold improvements are carried at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. Depreciation is calculated using the straight-line method over the estimated useful life of the related asset less any residual value as follows: buildings – 40 years, building fittings – 15 years, equipment 3 to 10 years, and leasehold improvements – lease term determined by the Bank. Depreciation expense is included in the Consolidated Statement of Income under non-interest expenses – depreciation and amortization. Depreciation methods, useful lives and residual values are reassessed at each financial year-end and adjusted as appropriate.

When major components of building and equipment have different useful lives, they are accounted for separately and depreciated over each component’s estimated useful life.

Net gains and losses on disposal are included in non-interest income – other in the Consolidated Statement of Income in the year of disposal.

Investment property

Investment property is property held either for rental income or for capital appreciation or for both. The Bank holds certain investment properties which are presented in property and equipment on the Consolidated Statement of Financial Position.

Investment property is carried at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated using the straight-line method over the estimated useful life of 40 years. Depreciation methods, useful lives and residual values are reassessed at each financial year-end and adjusted as appropriate.

Assets held-for-sale

Non-current non-financial assets (and disposal groups) are classified as held-for-sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. These assets meet the criteria for classification as held-for-sale if they are available for immediate sale in their present condition and their sale is considered highly probable to occur within one year.

Non-current non-financial assets classified as held-for-sale are measured at the lower of their carrying amount and fair value (less costs to sell) and are presented within other assets in the Consolidated Statement of Financial Position. Any subsequent write-down to fair value less costs to sell is recognized in the Consolidated Statement of Income, in non-interest income. Any subsequent increase in the fair value less costs to sell, to the extent this does not exceed the cumulative write-down, is also recognized in non-interest income, together with any realized gains or losses on disposal.

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Non-financial assets acquired in exchange for loans as part of an orderly realization are recorded as assets held-for-sale or assets held-for-use. If the acquired asset does not meet the requirement to be considered held-for-sale, the asset is considered held-for-use, measured initially at cost which equals the carrying value of the loan and accounted for in the same manner as a similar asset acquired in the normal course of business.

Business combinations and goodwill

The Bank follows the acquisition method of accounting for the acquisition of subsidiaries. The Bank considers the date on which control is obtained and it legally transfers the consideration for the acquired assets and assumed liabilities of the subsidiary to be the date of acquisition. The cost of an acquisition is measured at the fair value of the consideration paid. The fair value of the consideration transferred by the Bank in a business combination is calculated as the sum of the acquisition date fair value of the assets transferred by the Bank, the liabilities incurred by the Bank to former owners of the acquiree, and the equity interests, including any options, issued by the Bank. The Bank recognizes the acquisition date fair values of any previously held investment in the subsidiary and contingent consideration as part of the consideration transferred in exchange for the acquisition. A gain or loss on any previously held investments of an acquiree is recognized in non-interest income – other in the Consolidated Statement of Income.

In general, all identifiable assets acquired (including intangible assets) and liabilities assumed (including any contingent liabilities) are measured at the acquisition date fair value. The Bank records identifiable intangible assets irrespective of whether the assets have been recognized by the acquiree before the business combination. Non-controlling interests, if any, are recognized at their proportionate share of the fair value of identifiable assets and liabilities, unless otherwise indicated. Where the Bank has an obligation to purchase a non-controlling interest for cash or another financial asset, a portion of the non-controlling interest is recognized as a financial liability based on management’s best estimate of the present value of the redemption amount. Where the Bank has a corresponding option to settle the purchase of a non-controlling interest by issuing its own common shares, no financial liability is recorded.

Any excess of the cost of acquisition over the Bank’s share of the net fair value of the identifiable assets acquired and liabilities assumed is recorded as goodwill. If the cost of acquisition is less than the fair value of the Bank’s share of the identifiable assets acquired and liabilities assumed, the resulting gain is recognized immediately in non-interest income – other in the Consolidated Statement of Income.

During the measurement period (which is within one year from the acquisition date), the Bank may, on a retrospective basis, adjust the amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date.

The Bank accounts for acquisition-related costs as expenses in the periods in which the costs are incurred and the services are received.

Subsequent to acquisition, the Bank accounts for the following assets and liabilities recognized in a business combination as described below:

●	Contingent liabilities, until resolved, are measured at the higher of the amount that would be recognized as a provision or the amount initially recognized, with any change recognized in the Consolidated Statement of Income.
●	Indemnification assets are measured on the same basis as the item to which the indemnification relates.
●	Contingent consideration classified as a liability is measured at fair value, with any change recognized in the Consolidated Statement of Income.
●	Liabilities to non-controlling interest holders when remeasured at the end of each reporting period, a corresponding change is recorded in equity.

After initial recognition of goodwill in a business combination, goodwill in aggregate is measured at cost less any accumulated impairment losses. Goodwill is not amortized but tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

Goodwill is reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of impairment testing, goodwill acquired in a business combination is, on the acquisition date, allocated to each of the Bank’s group of cash-generating units (CGUs) that is expected to benefit from the combination. CGUs to which goodwill has been allocated are aggregated so that the level at which impairment is tested reflects the lowest level at which goodwill is monitored for internal management purposes. Goodwill impairment, at a standalone subsidiary level, may not in itself result in an impairment at the consolidated Bank level.

The Bank determines the carrying value of the CGU using a regulatory capital approach based on credit, market, and operational risks, and leverage, consistent with the Bank’s capital attribution for business line performance measurement. The recoverable amount is the greater of fair value less costs of disposal and value in use. If either fair value less costs of disposal or value in use exceeds the carrying amount, there is no need to determine the other. The recoverable amount of the CGU has been determined using the fair value less costs of disposal method. The estimation of fair value less costs of disposal involves significant judgment in the determination of inputs. In determining fair value less costs of disposal, an appropriate valuation model is used which considers various factors including normalized net income, control premiums and price earnings multiples. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. An impairment loss is recognized if the carrying amount of the CGU exceeds the recoverable amount. An impairment loss, in respect of goodwill, is not reversed.

Intangible assets

Intangible assets represent identifiable non-monetary assets and are acquired either separately or through a business combination or generated internally. The Bank’s intangible assets are mainly comprised of computer software, customer relationships, contract intangibles, core deposit intangibles and fund management contracts.

The cost of a separately acquired intangible asset includes its purchase price and directly attributable costs of preparing the asset for its intended use. Intangibles acquired as part of a business combination are initially recognized at fair value.

In respect of internally generated intangible assets, cost includes all directly attributable costs necessary to create, produce, and prepare the asset to be capable of operating in the manner intended by management.

After initial recognition, an intangible asset is carried at its cost less any accumulated amortization and accumulated impairment losses.

Intangible assets that have finite useful lives are initially measured at cost and are amortized on a straight-line basis over their useful lives as follows: computer software – 5 to 10 years; and other intangible assets – 5 to 20 years. Amortization expense is included in the Consolidated Statement of

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Income under operating expenses – depreciation and amortization. As intangible assets are considered to be non-financial assets, the impairment model for non-financial assets is applied. Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

Impairment of non-financial assets

The carrying amount of the Bank’s non-financial assets, other than goodwill and indefinite life intangible assets and deferred tax assets which are separately addressed, is reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of impairment testing, non-financial assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent from the cash inflows of other assets or groups of assets.

If any indication of impairment exists then the asset’s recoverable amount is estimated. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. The Bank’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses of continuing operations are recognized in the Consolidated Statement of Income in those expense categories consistent with the nature of the impaired asset. Impairment losses recognized in prior periods are reassessed at each reporting date for any indication that the loss had decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Such reversal is recognized in the Consolidated Statement of Income.

Significant judgment is applied in determining the non-financial asset’s recoverable amount and assessing whether certain events or circumstances constitute objective evidence of impairment.

Corporate income taxes

The Bank follows the balance sheet liability method for corporate income taxes. Under this method, deferred tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences which are the differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Deferred tax assets are recognized only to the extent it is probable that sufficient taxable profits will be available against which the benefit of these deferred tax assets can be utilized.

Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where the Bank has both the legal right and the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period.

Income tax is recognized in the Consolidated Statement of Income except where it relates to items recognized in other comprehensive income or directly in equity, in which case income tax is recognized in the same line as the related item.

Leases

Bank as a lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases and presented within loans in the Consolidated Statement of Financial Position. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating and arranging a finance lease are incorporated into the receivable through the discount rate applied to the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease. Finance lease income is included in the Consolidated Statement of Income under interest income from loans.

Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating leases. The leased assets are included within property and equipment on the Bank’s Consolidated Statement of Financial Position. Rental income is recognized on a straight-line basis over the period of the lease in non-interest income – other in the Consolidated Statement of Income. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense on a straight-line basis over the lease term.

Bank as a lessee

Assets held under finance leases are initially recognized as property and equipment in the Consolidated Statement of Financial Position at an amount equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments. The corresponding finance lease obligation is included in other liabilities in the Consolidated Statement of Financial Position. The discount rate used in calculating the present value of the minimum lease payments is the interest rate implicit in the lease. Contingent rentals are recognized as expense in the periods in which they are incurred.

Operating lease rentals payable are recognized as an expense on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the asset. Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

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Sale and lease-back

Where the Bank enters into a sale leaseback transaction for a non-financial asset at fair market value that results in the Bank retaining an operating lease (where the buyer/lessor retains substantially all risks and rewards of ownership), any gains and losses are recognized immediately in net income. Where the sale leaseback transaction results in a finance lease, any gain on sale is deferred and recognized in net income over the remaining term of the lease.

Leasehold improvements

Leasehold improvements are investments made to customize buildings and offices occupied under operating lease contracts to make them suitable for their intended purpose. The present value of estimated reinstatement costs to bring a leased property into its original condition at the end of the lease, if required, is capitalized as part of the total leasehold improvements costs. At the same time, a corresponding liability is recognized to reflect the obligation incurred. Reinstatement costs are recognized in net income through depreciation of the capitalized leasehold improvements over their estimated useful life.

Provisions

A provision, including for restructuring, is recognized if, as a result of a past event, the Bank has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The amount recognized as a provision is the Bank’s best estimate of the consideration required to settle the present obligation, taking into account the risks and uncertainties surrounding the obligation. If the effect of the time value of money is considered material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The increase in the provision due to the passage of time is recorded as interest expense – other in the Consolidated Statement of Income.

Insurance contracts

Gross premiums for life insurance contracts are recognized as income when due. Gross premiums for non-life insurance business primarily property and casualty are recognized as income over the term of the insurance contracts. Unearned premiums represent the portion of premiums written in the current year that relate to the period of risk after the reporting date. Insurance claims recoveries are accounted as income in the same period as the related claims.

Gross insurance claims for life insurance contracts reflect the cost of all claims arising during the year. Gross insurance claims for property and casualty insurance contracts include paid claims and movements in outstanding claim liabilities. Insurance premiums ceded to reinsurers are accounted as an expense in the same period as the premiums for the direct insurance contracts to which they relate.

Guarantees

A guarantee is a contract that contingently requires the Bank to make specified payments to reimburse the holder for a loss it incurs because a specified debtor failed to make payment when due in accordance with the original or modified terms of a debt instrument. Guarantees include standby letters of credit, letters of guarantee, indemnifications, credit enhancements and other similar contracts. Guarantees that qualify as a derivative are accounted for in accordance with the policy for derivative instruments. For guarantees that do not qualify as a derivative, a liability is recorded for the fair value of the obligation assumed at inception. The fair value of the obligation at inception is generally based on the discounted cash flow of the premium to be received for the guarantee, resulting in a corresponding asset. Subsequent to initial recognition, such guarantees are measured at the higher of the initial amount, less amortization to recognize any fee income earned over the period, and the best estimate of the amount required to settle any financial obligation arising as a result of the guarantee. Any increase in the liability is reported in the Consolidated Statement of Income.

Employee benefits

The Bank provides pension and other benefit plans for eligible employees in Canada and internationally. Pension benefits are offered in the form of defined benefit pension plans (generally based on an employee’s length of service and the final five years’ average salary), and in the form of defined contribution pension plans (where the Bank’s contribution is fixed and there is no legal or constructive obligation to pay further amounts). Other benefits provided include post-retirement health care, dental care and life insurance, along with other long-term employee benefits such as long-term disability benefits.

Defined benefit pension plans and other post-retirement benefit plans

The cost of these employee benefits is actuarially determined each year using the projected unit credit method. The calculation uses management’s best estimate of a number of assumptions – including the discount rate, future compensation, health care costs, mortality, as well as the retirement age of employees. The discount rate used to determine the defined benefit obligation is set by reference to the yields on high quality corporate bonds that have durations that match the terms of the Bank’s obligations. Prior to 2016, the discount rate used to determine the annual benefit expense was the same as the rate used to determine the define benefit obligation at the beginning of the period. Beginning in 2016, separate discount rates are used to determine the annual benefit expense in Canada and the US. These rates are determined with reference to the yields on high quality corporate bonds with durations that match the various components of the annual benefit expense. The discount rate used to determine the annual benefit expense for all other plans continues to be same as the rate used to determine the defined benefit obligation at the beginning of the period.

The Bank’s net asset or liability in respect of employee benefit plans is calculated separately for each plan as the difference between the present value of future benefits earned in respect of service for prior periods and the fair value of plan assets. The net asset or liability is included in other assets and other liabilities, as appropriate, in the Consolidated Statement of Financial Position. When the net amount in the Consolidated Statement of Financial Position is an asset, the recognized asset is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

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The current service cost, net interest expense (income), past service cost, and administrative expense are recognized in net income. Net interest income or expense is calculated by applying the discount rate at the beginning of the annual period to the net defined benefit asset or liability. When the benefits of a plan are improved (reduced), a past service cost (credit) is recognized immediately in net income.

Remeasurements comprising of actuarial gains and losses, the effect of the asset ceiling and the change in the return on plan assets are recognized immediately in the Consolidated Statement of Financial Position with a charge or credit to the Statement of Comprehensive Income (OCI) in the period in which they occur. Amounts recorded in OCI are not recycled to the Consolidated Statement of Income.

Other long-term employee benefits

Other long-term employee benefits are accounted for similarly to defined benefit pension plans and other post-retirement benefit plans described above except that remeasurements are recognized in the Consolidated Statement of Income in the period in which they arise.

Defined contribution plans

The cost of such plans are equal to contributions payable by the Bank to employees’ accounts for service rendered during the period and expensed.

Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided and a liability is measured on an undiscounted basis net of payments made.

Recognition of income and expenses

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Bank and the revenue can be reliably measured. The following specific criteria must also be met before revenue is recognized:

Interest and similar income and expenses

For all non-trading interest-bearing financial instruments, interest income or expense is recorded in net interest income using the effective interest rate. This is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or financial liability. The calculation takes into account all the contractual terms of the financial instrument (for example, prepayment options) and includes any fees or incremental costs that are directly attributable to the instrument and are an integral part of the effective interest rate, but not future credit losses.

For trading financial instruments, mark-to-market changes including related interest income or expense are recorded in trading revenues.

The carrying amount of interest-bearing financial instruments, measured at amortized cost or classified as available-for-sale, is adjusted if the Bank revises its estimates of payments or receipts. The adjusted carrying amount is calculated based on the original effective interest rate and the change in carrying amount is recorded as non-interest income in the Consolidated Statement of Income.

Once the carrying value of a financial asset or a group of similar financial assets has been reduced due to an impairment loss, interest income continues to be recognized based on net effective interest rate inherent in the investment.

Loan origination costs are deferred and amortized into interest income using the effective interest method over the expected term of the loan. Loan fees are recognized in interest income over the appropriate lending or commitment period. Mortgage prepayment fees are recognized in interest income when received, unless they relate to a minor modification to the terms of the mortgage, in which case the fees are deferred and amortized using the effective interest method over the remaining period of the original mortgage.

Loan syndication fees are recognized when no other services are required of the Bank and the fees are non-refundable unless the yield we retain is less than that of comparable lenders in the syndicate. In such cases, an appropriate portion will be deferred and amortized in interest income over the term of the loan.

Loan commitment fees for loans that are likely to be drawn down and other credit related fees are deferred (together with any incremental costs) and recognized as part of the effective interest on the loan. When it is unlikely that a loan will be drawn down, the loan commitment fees are recognized over the commitment period on a straight-line basis.

Fee and commission revenues

The Bank earns fee and commission revenues from a diverse range of services it provides to its customers. Fee income can be divided into the following two categories:

Fees earned for the provision of services over a period of time are accrued over that period the services are provided. These fees include commission income, investment management, custody and other management and advisory fees. Investment management fees and custodial fees are mainly calculated as a percentage of daily or period-end market value of the assets under management (AUM) or assets under administration (AUA) and are received monthly, quarterly, semi-annually, or annually based on the underlying investment management contracts. Performance-based fees related to AUM are earned based on exceeding certain benchmarks or other performance targets, are recognized at the end of the performance period in which the target is met.

Fees arising from negotiating or participating in the negotiation of a transaction for a third-party, such as the arrangement of the acquisition of shares or other securities or the purchase or sale of businesses, are recognized on completion of the underlying transaction. Fees or components of fees that are linked to a certain performance are recognized after fulfilling the corresponding criteria.

Fee and commission expenses

Fee and commission expenses relate to transaction and service fees which are expensed as the services are received.

Dividend income

Dividend income on equity securities is recognized in interest income when the Bank’s right to receive payment is established.

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Share-based payments

Share-based payments awarded to employees are recognized as compensation expense in the Consolidated Statement of Income over the vesting period based on the number of awards expected to vest including the impact of expected forfeitures. For awards that are delivered in tranches, each tranche is considered a separate award and accounted for separately.

Stock appreciation rights and other awards that must be settled for cash are classified as liabilities. Liability-classified awards are re-measured to fair value at each reporting date while they remain outstanding, with any changes in fair value recognized in compensation expense in the period. The liability is expensed over the vesting period which incorporates the re-measurement of the fair value and a revised forfeiture rate that anticipates units expected to vest.

Employee stock options with tandem stock appreciation rights give the employee the right to exercise for shares or settle in cash. These options are classified as liabilities and are re-measured to fair value at each reporting date while they remain outstanding. If an option is exercised, thereby cancelling the tandem stock appreciation right, both the exercise price proceeds together with the accrued liability and associated taxes are credited to equity – common shares in the Consolidated Statement of Financial Position.

Plain vanilla options and other awards that must be settled for shares are classified as equity awards. Equity-classified awards are expensed based on the grant date fair value with a corresponding increase to equity – other reserves in the Consolidated Statement of Financial Position. If an option is exercised, both the exercise price proceeds together with the amount recorded in other reserves is credited to equity – common shares in the Consolidated Statement of Financial Position.

For tandem stock appreciation rights, stock appreciation rights and plain vanilla options, the Bank estimates fair value using an option pricing model. The option pricing model requires inputs such as the exercise price of the option, the current share price, the risk free interest rate, expected dividends, expected volatility (calculated using an equal weighting of implied and historical volatility) and specific employee exercise behaviour patterns based on statistical data. For other awards, fair value is the quoted market price of the Bank’s common shares at the reporting date.

Where derivatives are used to economically hedge share-based payment expense, related mark-to-market gains and losses are included in non-interest expenses – salaries and employee benefits in the Consolidated Statement of Income.

A voluntary renouncement of a tandem stock appreciation right where an employee retains the corresponding option for shares with no change in the overall fair value of the award, results in a reclassification of the accrued liability and associated tax to equity – other reserves in the Consolidated Statement of Financial Position. This reclassification is measured at the fair value of the renounced awards as of the renouncement date. Subsequent to the voluntary renouncement, these awards are accounted for as plain vanilla options, based on the fair value as of the renouncement date.

Customer loyalty programs

The Bank operates loyalty points programs, which allow customers to accumulate points when they use the Bank’s products and services. The points can then be redeemed for free or discounted products or services, subject to certain conditions.

Consideration received is allocated between the products sold or services rendered and points issued, with the consideration allocated to points equal to their fair value. The fair value of points is generally based on equivalent retail prices for the mix of awards expected to be redeemed. The fair value of the points issued is deferred in other liabilities and recognized as banking revenues when the points are redeemed or lapsed. Management judgment is involved in determining the redemption rate to be used in the estimate of points to be redeemed.

Dividends on shares

Dividends on common and preferred shares and other equity instruments are recognized as a liability and deducted from equity when they are declared and no longer at the discretion of the Bank.

Segment reporting

Management’s internal view is the basis for the determination of operating segments. The operating segments are those whose operating results are regularly reviewed by the Bank’s chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance. The Bank has three operating segments: Canadian Banking, International Banking, and Global Banking and Markets. The other category represents smaller operating segments, including Group Treasury and other corporate items, which are not allocated to an operating segment. These segments offer different products and services and are managed separately based on the Bank’s management and internal reporting structure.

The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements by the Bank. The only notable accounting measurement difference is the grossing up of revenues which are tax-exempt and income from associate corporations to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of income arising from taxable and tax-exempt sources.

Because of the complexity of the Bank, various estimates and allocation methodologies are used in the preparation of the business segment financial information. The funding value of assets and liabilities is transfer-priced at wholesale market rates, and corporate expenses are allocated to each segment on an equitable basis using various parameters. As well, capital is apportioned to the business segments on a risk-based methodology. Transactions between segments are recorded within segment results as if conducted with a third-party and are eliminated on consolidation.

Earnings per share (EPS)

Basic EPS is computed by dividing net income for the period attributable to the Bank’s common shareholders by the weighted-average number of common shares outstanding during the period.

Diluted EPS is calculated by dividing adjusted net income for the period attributable to common shareholders by the weighted-average number of diluted common shares outstanding for the period. In the calculation of diluted earnings per share, earnings are adjusted for changes in income or expenses that would result from the issuance of dilutive shares. The weighted-average number of diluted common shares outstanding for the period

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reflects the potential dilution that would occur if options, securities or other contracts that entitle their holders to obtain common shares had been outstanding from the beginning of the period (or a later date) to the end of the period (or an earlier date). Instruments determined to have an antidilutive impact for the period are excluded from the calculation of diluted EPS.

Earnings are adjusted by the after-tax amount of distributions related to dilutive capital instruments recognized in the period. For tandem stock appreciation rights that are carried as liabilities, the after-tax re-measurement included in salaries and employee benefits expense, net of related hedges, is adjusted to reflect the expense had these rights been equity-classified.

The number of additional shares for inclusion in diluted EPS for share-based payment options is determined using the treasury share method. Under this method, the net number of incremental common shares is determined by assuming that in-the-money stock options are exercised and the proceeds are used to purchase common shares at the average market price during the period.

The number of additional shares associated with capital instruments that potentially result in the issuance of common shares is based on the terms of the contract. On occurrence of contingencies as specified in the Non-Viability Contingent Capital (NVCC) Instruments, the number of additional common shares associated with the NVCC subordinated debentures, NVCC subordinated additional Tier 1 capital securities and NVCC preferred shares is based on an automatic conversion formula as set out in the respective prospectus supplements.

4	Future Accounting Developments

The Bank actively monitors developments and changes in accounting standards from the IASB, as well as requirements from the other regulatory bodies, including OSFI. The Bank is currently assessing the measurement impact the adoption of new standards issued by the IASB will have on its consolidated financial statements and also evaluating the alternative elections available on transition.

Effective November 1, 2017

Financial instruments

On July 24, 2014, the IASB issued IFRS 9 Financial Instruments, which will replace IAS 39. The standard covers three broad topics: Classification and Measurement, Impairment and Hedging. IFRS 9 must be adopted retrospectively. Restatement of comparatives is not required, though it is permitted.

On January 9, 2015, the Office of the Superintendent of Financial Institutions (OSFI) issued an advisory on the early adoption of IFRS 9 for Domestic Systematically Important Banks (D-SIBs) for annual reporting periods beginning on November 1, 2017.

On June 21, 2016, OSFI issued revised accounting and disclosure guidelines for IFRS 9 Financial Instruments, that provide application guidance for federally regulated entities. The guidelines are effective for the Bank with the adoption of IFRS 9 on November 1, 2017 and are consistent with Basel Committee on Banking Supervision (BCBS) Guidance on credit risk and accounting for expected credit losses issued in December 2015.

On October 11, 2016, BCBS published a consultative document: Regulatory treatment of accounting provisions – interim approach and transitional arrangements and a discussion document: Regulatory treatment of accounting provisions on the policy considerations related to the regulatory treatment of accounting provisions under the Basel III capital framework. BCBS is seeking comments on these documents by January 13, 2017.

Classification and measurement

The standard requires the Bank to consider two criteria when determining the measurement basis for debt instruments (e.g. securities) held as financial assets; i) its business model for managing those financial assets and ii) the cash flow characteristics of the assets. Based on these criteria, debt instruments are measured at amortized cost, fair value through OCI, or fair value through profit or loss.

Equity instruments are measured at fair value through profit or loss. However, the Bank may, at initial recognition of a non-trading equity instrument, irrevocably elect to designate the instrument as fair value through OCI, with no subsequent recycling to profit and loss, while recognizing dividend income in profit and loss. This designation is also available to non-trading equity instrument holdings on date of transition.

In addition, the Bank may, at initial recognition, irrevocably elect to designate a financial asset as fair value through profit or loss, if doing so eliminates or significantly reduces an accounting mismatch which would otherwise arise. This designation is also available to existing financial assets on date of transition.

On transition date, the Bank is permitted to make a one-time irrevocable reassessment to fair value through profit and loss its financial assets and liabilities.

Hedging

IFRS 9 also incorporates new hedge accounting rules that intend to align hedge accounting with risk management practices. IFRS 9 includes an accounting policy choice to defer the adoption of IFRS 9 hedge accounting and to continue with IAS 39 hedge accounting. The Bank has decided to exercise this accounting policy choice. However, the Bank will implement the revised hedge accounting disclosures that are required by the IFRS 9 related amendments to IFRS 7 “Financial Instruments: Disclosures” in the 2018 Annual Report.

Impairment

The standard introduces a new single model for the measurement of impairment losses on all financial assets including loans and debt securities measured at amortized cost or at fair value through OCI. The IFRS 9 expected credit loss (ECL) model replaces the current “incurred loss” model of IAS 39.

The ECL model contains a three stage approach which is based on the change in credit quality of financial assets since initial recognition. Under Stage 1, where there has not been a significant increase in credit risk since initial recognition, an amount equal to 12 months ECL will be recorded. Under Stage 2, where there has been a significant increase in credit risk since initial recognition but the financial instruments are not considered credit impaired, an amount equal to the default probability weighted lifetime ECL will be recorded.

Under the Stage 3, where there is objective evidence of impairment at the reporting date these financial instruments will be classified as credit impaired and an amount equal to the lifetime ECL will be recorded for the financial assets.

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The ECL model is forward looking and requires the use of reasonable and supportable forecasts of future economic conditions in the determination of significant increases in credit risk and measurement of ECL.

The Bank has also modified its definition of impaired financial instruments (Stage 3) for certain categories of financial instruments to make it consistent with the definitions used in the calculation of regulatory capital. As well, certain allowances for credit losses currently ascribed to impaired loans will be ascribed against Stage 1 and Stage 2 exposures.

Transition impact

The Bank will record an adjustment to its opening November 1, 2017 retained earnings and AOCI, to reflect the application of the new requirements of Impairment and Classification and Measurement at the adoption date and will not restate comparative periods.

The Bank estimates the IFRS 9 transition amount will reduce shareholders’ equity by approximately $600 million after-tax and the Common Equity Tier 1 capital ratio by approximately 15 basis points as at November 1, 2017. The estimated impact relates primarily to the implementation of the ECL requirements in the Bank. The Bank continues to revise, refine and validate the impairment models and related process controls leading up to the January 31, 2018 reporting.

Financial instruments: disclosures (IFRS 7)

IFRS 7 Financial Instruments: Disclosures, has been amended to include more extensive qualitative and quantitative disclosure relating to IFRS 9 such as new classification categories, three stage impairment model, new hedge accounting requirements and transition provisions.

Effective November 1, 2018

Revenue from contracts with customers

On May 28, 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which replaces the previous revenue standard IAS 18 Revenue, and the related Interpretations on revenue recognition. The standard is a control-based model as compared to the existing revenue standard which is primarily focused on risks and rewards and provides a single principle based framework to be applied to all contracts with customers that are in scope of the standard. Under the new standard revenue is recognized when a customer obtains control of a good or service. Transfer of control occurs when the customer has the ability to direct the use of and obtain the benefits of the good or service. The standard introduces a new five step model to recognize revenue as performance obligations in a contract are satisfied. The standard scopes out contracts that are considered to be lease contracts, insurance contracts and financial instruments, and as such will impact the businesses that earn fee and commission revenue.

On April 12, 2016, the IASB issued amendments to IFRS 15 Revenue from Contracts with Customers. The amendments provide additional clarification on the identification of a performance obligation in a contract, determining the principal and agent in an agreement, and determining whether licensing revenues should be recognized at a point in time or over a specific period. The amendments also provide additional practical expedients that can be used on transition to the standard.

The Bank will adopt the standard and its amendments as of November 1, 2018 and plans to use the modified retrospective approach. Under this approach, the Bank will recognize the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings as of November 1, 2018, without restating comparative periods. Additional disclosures will be required in order to explain any significant changes between reported results and results had the previous revenue standard been applied.

The standard does not apply to revenue associated with financial instruments, and therefore, will not impact the majority of the Bank’s revenue, including interest income, interest expense, trading revenue and securities gains which are covered under IFRS 9 Financial Instruments. The implementation of the standard is being led by the Finance Department in coordination with the business segments. The areas of focus for the Bank’s assessment of impact are fees and commission revenues from wealth management and banking services in Canadian and International Banking. The Bank has been working to identify and review the customer contracts within the scope of the new standard. While the assessment is not complete, the timing of the Bank’s revenue recognition of fees and commissions within the scope of this standard is not expected to materially change. The classification of certain contract costs (whether presented gross or offset against non-interest income) continues to be evaluated and the final interpretation may impact the presentation of certain contract costs. The Bank is also evaluating the additional disclosures that may be relevant and required.

Effective November 1, 2019

Financial instruments: Prepayment features with negative compensation

On October 12, 2017, the IASB issued an amendment to IFRS 9 Financial Instruments. The amendment allows certain pre-payable financial assets with so-called negative compensation prepayment option to be measured at amortized cost or fair value through other comprehensive income, if the prepayment amount substantially represents unpaid principal and interest and reasonable compensation. Reasonable compensation may be positive or negative. Prior to this amendment financial assets with this negative compensation feature would have failed the solely payments of principal and interest test and be mandatorily measured at fair value through profit or loss. The amendment will be effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. Based on preliminary assessments, the amendment is not expected to impact the Bank.

Leases

On January 13, 2016, the IASB issued IFRS 16 Leases, which requires a lessee to recognize an asset for the right to use the leased item and a liability for the present value of its future lease payments. IFRS 16 will result in leases being recorded on the Bank’s balance sheet, including those currently classified as operating leases except for short-term leases and leases with low value of the underlying asset. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17.

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IFRS 16 is effective for the Bank on November 1, 2019, with early adoption permitted from the date the Bank applies IFRS 15 Revenue from Contracts with Customers on or before the date of initial application of IFRS 16. On transition there are practical expedients available whereby the Bank will not need to reassess whether a contract is, or contains a lease, or reassess the accounting of sale leaseback transactions recognized prior to the date of initial application. A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented; or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application.

The Bank is currently assessing the impact of this new standard.

Effective November 1, 2021

Insurance Contracts

On May 18, 2017, the IASB issued IFRS 17 Insurance Contracts, which provides a comprehensive principle-based framework for the measurement and presentation of all insurance contracts. The new standard will replace IFRS 4 Insurance Contracts and requires insurance contracts to be measured using current fulfillment cash flows and for revenue to be recognized as the service is provided over the coverage period. The standard is effective for the Bank on November 1, 2021. The Bank will assess the impact of adopting this new standard.

5	Cash and Deposits with Financial Institutions

As at October 31 ($ millions)	2017	2016
Cash and non-interest-bearing deposits with financial institutions	$7,825	$6,855
Interest-bearing deposits with financial institutions	51,838	39,489
Total	$59,663	$46,344

The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amounted to $7,282 million (2016 – $7,616 million).

6	Fair Value of Financial Instruments

Determination of fair value

The calculation of fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values. The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined.

The best evidence of fair value for a financial instrument is the quoted price in an active market. Quoted market prices represent a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets. Independent Price Verification (IPV) is undertaken to assess the reliability and accuracy of prices and inputs used in the determination of fair value. The IPV process is performed by price verification groups that are independent from the business. The Bank maintains a list of pricing sources that are used in the IPV process. These sources include, but are not limited to, brokers, dealers and consensus pricing services. The valuation policies relating to the IPV process require that all pricing or rate sources used be external to the Bank. On a periodic basis, an independent assessment of pricing or rate sources is performed to determine market presence or market representative levels.

Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When all significant inputs to models are observable, the valuation is classified as Level 2. Financial instruments traded in a less active market are valued using indicative market prices, present value of cash-flows or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales.

Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, greater management judgment is required for valuation purposes. Valuations that require the significant use of unobservable inputs are considered Level 3.

The specific inputs and valuation techniques used in determining the fair value of financial instruments are noted below. For Level 3 instruments, additional information is disclosed in the Level 3 sensitivity analysis on page 155.

The fair values of cash and deposits with banks, securities purchased under resale agreements and securities borrowed, customers’ liability under acceptances, obligations related to securities sold under repurchase agreements and securities lent, acceptances, and obligations related to securities sold short are assumed to approximate their carrying values, either due to their short-term nature or because they are frequently repriced to current market rates.

Trading loans

Trading loans as they relate to precious metals (primarily gold and silver) are valued using a discounted cash flow model incorporating market-observable inputs, including precious metals spot and forward prices and interest rate curves (Level 2). Other trading loans that serve as hedges to loan-based credit total return swaps are valued using consensus prices from Bank approved independent pricing services (Level 2).

Government issued or guaranteed securities

The fair values of government issued or guaranteed debt securities are primarily based on quoted prices in active markets, where available. Where quoted prices are not available, the fair value is determined by utilizing recent transaction prices, broker quotes, or pricing services (Level 2).

For securities that are not actively traded, the Bank uses a discounted cash flow method, using the effective yield of a similar instrument adjusted for instrument-specific risk factors such as credit spread and contracted features (Level 2).

Corporate and other debt

Corporate and other debt securities are valued using prices from independent market data providers or third-party broker quotes. Where prices are not available consistently, the last available data is used and verified with a yield-based valuation approach (Level 2). In some instances, interpolated

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yields of similar bonds are used to price securities (Level 2). The Bank uses pricing models with observable inputs from market sources such as credit spread, interest rate curves, and recovery rates (Level 2). These inputs are verified through an IPV process on a monthly basis.

For certain securities where there is no active market, no consensus market pricing and no indicative or executable independent third-party quotes, the Bank uses pricing by third-party providers or internal pricing models and cannot readily observe the market inputs used to price such instruments (Level 3).

Mortgage-backed securities

The fair value of residential mortgage-backed securities is primarily determined using third-party broker quotes and independent market data providers, where the market is more active (Level 2). Where the market is inactive, an internal price-based model is used (Level 3).

Equity securities

The fair value of equity securities is based on quoted prices in active markets, where available. Where equity securities are less frequently traded, the most recent exchange-quoted pricing is used to determine fair value. Where there is a wide bid-offer spread, fair value is determined based on quoted market prices for similar securities (Level 2).

Where quoted prices in active markets are not readily available, such as for private equity securities, the fair value is determined as a multiple of the underlying earnings or percentage of underlying assets obtained from third-party general partner statements (Level 3).

Income funds and hedge funds

The fair value of income funds and hedge funds is based on observable quoted prices where available. Where quoted or active market prices are unavailable, the last available Net Asset Value, fund statements and other financial information available from third-party fund managers at the fund level are used in arriving at the fair value. These inputs are not considered observable because the Bank cannot redeem these funds at Net Asset Value (Level 3).

Derivatives

Fair values of exchange-traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives or inactive exchange-traded derivatives are determined using pricing models, which take into account input factors such as current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions (Level 2). The determination of the fair value of derivatives includes consideration of credit risk, estimated funding costs and ongoing direct costs over the life of the instruments.

Derivative products valued using a valuation technique with market-observable inputs mainly include interest rate swaps and options, currency swaps and forward foreign exchange contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including foreign exchange spot and forward rates and interest rate curves (Level 2).

Derivative products valued using a valuation technique with significant unobservable inputs are long dated contracts (interest rate swaps, currency swaps, forward foreign exchange contracts, option contracts and certain credit default swaps) and other derivative products that reference a basket of assets, commodities or currencies. These models incorporate certain significant non-observable inputs such as volatility and correlation (Level 3).

Loans

The estimated fair value of loans carried at amortized cost reflects changes in the general level of interest rates and credit worthiness of borrowers that have occurred since the loans were originated or purchased. The particular valuation methods used are as follows:

●	Canadian fixed rate residential mortgages are fair valued by discounting the expected future contractual cash flows, taking into account expected prepayments and using management’s best estimate of average market interest rates currently offered for mortgages with similar remaining terms (Level 3).
●	For fixed rate business and government loans, fair value is determined by discounting the expected future contractual cash flows of these loans at interest rates estimated by using the appropriate currency swap curves for the remaining term, adjusted for a credit mark of the expected losses in the portfolio (Level 3).
●	For all other fixed rate loans, fair value is determined by discounting the expected future contractual cash flows of these loans at interest rates estimated by using the appropriate currency swap curves for the remaining term (Level 3).
●	For all floating rate loans fair value is assumed to equal book value.

The fair value of loans is not adjusted for the value of any credit protection the Bank has purchased to mitigate credit risk.

Deposits

The fair values of deposits payable on demand or after notice or floating rate deposits payable on a fixed date is assumed to equal book value.

The estimated fair values of Canadian personal fixed rate deposits payable on a fixed date are fair valued by discounting the expected future contractual cash outflows, using management’s best estimate of average market interest rates currently offered for deposits with similar remaining terms (Level 2).

Deposits under the Canada Mortgage Bond (CMB) program are fair valued by discounting expected future contractual cash flows using market observable inputs (Level 2).

For all other fixed rate deposits, fair value is determined by discounting the expected future contractual cash flows of these deposits at interest rates estimated by using the appropriate currency swap curves for the remaining term (Level 2).

For structured deposit notes containing embedded features that are bifurcated from the deposit notes, the fair value of the embedded derivatives is determined using option pricing models with inputs similar to other interest rate or equity derivative contracts (Level 2). The fair value of certain embedded derivatives is determined using net asset values (Level 3).

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Subordinated debentures and other liabilities

The fair values of subordinated debentures, including debentures issued by subsidiaries which are included in other liabilities, are determined by reference to quoted market prices where available or market prices for debt with similar terms and risks (Level 2). The fair values of other liabilities is determined by the discounted contractual cash flow method with appropriate currency swap curves for the remaining term (Level 2).

Fair value of financial instruments

The following table sets out the fair values of financial instruments of the Bank using the valuation methods and assumptions described above. The fair values disclosed do not include non-financial assets, such as property and equipment, investments in associates, precious metals, goodwill and other intangible assets.

	2017				2016
As at October 31 ($ millions)	Total fair value	Total carrying value	Favourable/ (Unfavourable)		Total fair value	Total carrying value	Favourable/ (Unfavourable)
Assets:
Cash and deposits with financial institutions	$59,663	$59,663	$–		$46,344	$46,344	$–
Trading assets	98,464	98,464	–		108,561	108,561	–
Financial instruments designated at fair value through profit or loss	13	13	–		221	221	–
Securities purchased under resale agreements and securities borrowed	95,319	95,319	–		92,129	92,129	–
Derivative financial instruments	35,364	35,364	–		41,657	41,657	–
Investment securities – available-for-sale	50,504	50,504	–		50,509	50,509	–
Investment securities – held-to-maturity	18,716	18,765	(49)		22,567	22,410	157
Loans	507,276	504,369	2,90	7	484,815	480,164	4,651
Customers’ liability under acceptances	13,560	13,560	–		11,978	11,978	–
Other financial assets	9,314	9,314	–		9,973	9,973	–
Liabilities:
Deposits	625,964	625,367	(597)		613,858	611,877	(1,981)
Financial instruments designated at fair value through profit or loss	4,663	4,663	–		1,459	1,459	–
Acceptances	13,560	13,560	–		11,978	11,978	–
Obligations related to securities sold short	30,766	30,766	–		23,312	23,312	–
Derivative financial instruments	34,200	34,200	–		42,387	42,387	–
Obligations related to securities sold under repurchase agreements and securities lent	95,843	95,843	–		97,083	97,083	–
Subordinated debentures	6,105	5,935	(170)		7,804	7,633	(171)
Other financial liabilities	27,531	27,118	(413)		24,304	23,796	(508)

Changes in interest rates, credit spreads and liquidity costs are the main cause of changes in the fair value of the Bank’s financial instruments resulting in a favourable or unfavourable variance compared to carrying value. For the Bank’s financial instruments carried at cost or amortized cost, the carrying value is not adjusted to reflect increases or decreases in fair value due to market fluctuations, including those due to interest rate changes. For available-for-sale investment securities, derivatives and financial instruments held for trading purposes or designated as fair value through profit and loss, the carrying value is adjusted regularly to reflect the fair value.

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Fair value hierarchy

The following table outlines the fair value hierarchy of instruments carried at fair value on a recurring basis and of instruments not carried at fair value.

	2017				2016
As at October 31 ($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals(1)	$–	$5,717	$–	$5,717	$–	$8,442	$–	$8,442
Trading assets
Loans	–	17,312	–	17,312	–	19,421	–	19,421
Canadian federal government and government guaranteed debt	10,343	–	–	10,343	10,830	–	–	10,830
Canadian provincial and municipal debt	–	7,325	–	7,325	–	9,608	–	9,608
US treasury and other US agencies’ debt	6,894	–	–	6,894	10,182	–	–	10,182
Other foreign governments’ debt	5,680	1,149	–	6,829	4,724	1,783	–	6,507
Corporate and other debt	44	7,920	22	7,986	75	9,844	31	9,950
Income funds	180	165	–	345	1,424	648	1,186	3,258
Equity securities	38,760	170	–	38,930	36,814	133	5	36,952
Other(2)	2,500	–	–	2,500	1,853	–	–	1,853
	$64,401	$39,758	$22	$104,181	$65,902	$49,879	$1,222	$117,003
Financial assets designated at fair value through profit or loss	$13	$–	$–	$13	$16	$205	$–	$221

Investment securities(3)
Canadian federal government and government guaranteed debt	9,677	2,416	–	12,093	11,464	2,157	–	13,621
Canadian provincial and municipal debt	593	4,230	–	4,823	934	2,558	–	3,492
US treasury and other US agencies’ debt	6,305	367	–	6,672	9,901	176	–	10,077
Other foreign governments’ debt	10,944	8,746	113	19,803	6,703	8,473	355	15,531
Corporate and other debt	750	3,584	53	4,387	745	3,852	81	4,678
Mortgage-backed securities	539	876	–	1,415	276	751	–	1,027
Equity securities	590	177	544	1,311	1,411	199	473	2,083
	$29,398	$20,396	$710	$50,504	$31,434	$18,166	$909	$50,509
Derivative financial instruments
Interest rate contracts	$–	$9,742	$36	$9,778	$–	$15,653	$54	$15,707
Foreign exchange and gold contracts	4	21,496	–	21,500	17	21,642	–	21,659
Equity contracts	615	1,720	–	2,335	321	1,546	64	1,931
Credit contracts	–	175	–	175	–	148	–	148
Commodity contracts	133	1,443	–	1,576	321	1,891	–	2,212
	$752	$34,576	$36	$35,364	$659	$40,880	$118	$41,657
Liabilities:
Deposits(4)	$–	$(7)	$–	$(7)	$–	$(36)	$1,163	$1,127
Financial liabilities designated at fair value through profit or loss	–	4,663	–	4,663	–	1,459	–	1,459
Obligations related to securities sold short	27,796	2,970	–	30,766	19,870	3,442	–	23,312

Derivative financial instruments
Interest rate contracts	–	10,823	267	11,090	–	14,299	187	14,486
Foreign exchange and gold contracts	3	17,646	–	17,649	3	21,640	–	21,643
Equity contracts	502	2,724	7	3,233	327	1,886	167	2,380
Credit contracts	–	179	–	179	–	1,475	–	1,475
Commodity contracts	268	1,781	–	2,049	312	2,091	–	2,403
	$773	$33,153	$274	$34,200	$642	$41,391	$354	$42,387

Instruments not carried at fair value(5):
Assets:
Investment securities – Held to maturity	$4,240	$14,476	$–	$18,716	$4,972	$17,595	$–	$22,567
Loans(6)	–	–	286,621	286,621	–	–	276,462	276,462

Liabilities:
Deposits(6)(7)	–	266,995	–	266,995	–	271,170	–	271,170
Subordinated debt	–	6,105	–	6,105	–	7,804	–	7,804
Other liabilities	–	13,363	–	13,363	–	11,303	–	11,303
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices.
(2)	Consists primarily of base metal positions. The fair value of these positions is determined based on quoted prices in active markets.
(3)	Excludes investments which are held-to-maturity of $18,765 (2016 – $22,410).
(4)	These amounts represent embedded derivatives bifurcated from structured deposit notes.
(5)	Represents the fair value of financial assets and liabilities where the carrying amount is not a reasonable approximation of fair value.
(6)	Excludes floating rate instruments as carrying value approximates fair value.
(7)	Excludes embedded derivatives bifurcated from structured deposit notes.

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Level 3 instrument fair value changes

Financial instruments categorized as Level 3 as at October 31, 2017, in the fair value hierarchy comprise certain illiquid government bonds, highly-structured corporate bonds, illiquid investments in private equity securities, and complex derivatives.

The following table summarizes the changes in Level 3 instruments carried at fair value for the year ended October 31, 2017.

All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlements of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

	As at October 31, 2017
($ millions)	Fair value November 1 2016	Gains/(losses) recorded in income(1)	Gains/(losses) recorded in OCI(2)	Purchases/ Issuances	Sales/ Settlements	Transfers into/out of Level 3	Fair value October 31 2017	Change in unrealized gains/(losses) recorded in income for instruments still held(3)
Trading assets(4)
Corporate and other debt	$31	$(9)	$–	$–	$–	$–	$22	$(9)
Income funds	1,186	(6)	–	–	(1,180)	–	–	–
Equity securities	5	(5)	–	–	–	–	–	–
	1,222	(20)	–	–	(1,180)	–	22	(9)

Investment securities
Other foreign governments’ debt	355	6	(8)	–	(240)	–	113	n/a
Corporate and other debt	81	3	(8)	13	(33)	(3)	53	n/a
Equity securities	473	(33)	54	109	(59)	–	544	n/a
	909	(24)	38	122	(332)	(3)	710	n/a

Derivative financial instruments – assets
Interest rate contracts	54	(33)	–	36	(21)	–	36	(36)
Equity contracts	64	108	–	9	(46)	(135)	–	–

Derivative financial instruments – liabilities
Interest rate contracts	(187)	(67)	–	(45)	32	–	(267)	(68	)(6)
Equity contracts	(167)	2	–	(6)	38	126	(7)	(8	)(5)
	(236)	10	–	(6)	3	(9)	(238)	(112)
Deposits(7)	(1,163)	6	–	–	1,157	–	–	–
Total	$732	$(28)	$38	$116	$(352)	$(12)	$494	$(121)

(1)	Gains and losses on trading assets and all derivative financial instruments are included in trading revenues in the Consolidated Statement of Income. Gains and losses on disposal of investment securities are included in net gain on sale of investment securities in the Consolidated Statement of Income.
(2)	Gains and losses from fair value changes of investment securities are presented in the net change in unrealized gains (losses) on available-for-sale securities in the Consolidated Statement of Comprehensive Income.
(3)	These amounts represent the gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(4)	Trading assets include an insignificant amount of financial assets designated at fair value through profit or loss.
(5)	Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.
(6)	Certain unrealized losses on interest rate derivative contracts are largely offset by mark-to-market changes on embedded derivatives on certain deposit notes in the Consolidated Statement of Income.
(7)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

The following table summarizes the changes in Level 3 instruments carried at fair value for the year ended October 31, 2016.

	As at October 31, 2016
($ millions)	Fair value November 1 2015	Gains/(losses) recorded in income(1)	Gains/(losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/out of Level 3	Fair value October 31 2016
Trading assets(2)	$1,315	$(22)	$–	$–	$(71)	$–	$1,222
Investment securities	1,740	195	(217)	706	(1,515)	–	909
Derivative financial instruments	(125)	(85)	–	(139)	147	(34)	(236)
Deposits(3)	(1,192)	29	–	–	–	–	(1,163)

(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.
(2)	Trading assets include an insignificant amount of financial assets designated at fair value through profit or loss.
(3)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

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Significant transfers

Significant transfers can occur between the fair value hierarchy levels when additional or new information regarding valuation inputs and their refinement and observability become available. The Bank recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred.

The following significant transfers were made among Levels 1, 2 and 3 for the year ended October 31, 2017:

A net amount of derivative assets of $135 million and derivative liabilities of $126 million was transferred out of Level 3 into Level 2 for equity derivatives. Transfers were primarily as a result of assessment and consideration of volatility as an insignificant input for certain equity derivative contracts.

The following significant transfers were made among Levels 1, 2 and 3 for the year ended October 31, 2016:

A net amount of derivative assets of $162 million was transferred into Level 3 from Level 2 for equity derivatives. A net amount of derivative liabilities of $196 million was transferred into Level 3 from Level 2 primarily for equity derivatives.

All transfers were as a result of new information being obtained regarding the observability of inputs used in the valuation.

Level 3 sensitivity analysis

The table below sets out information about significant unobservable inputs used in measuring financial instruments categorized as Level 3 in the fair value hierarchy.

	Valuation technique	Significant unobservable inputs	Range of estimates for unobservable inputs(1)	Changes in fair value from reasonably possible alternatives ($ millions)

Derivative financial instruments
Interest rate contracts	Option pricing	Interest rate		(35)/35
	model	volatility	9% - 212%
Equity contracts	Option pricing	Equity volatility	4% - 95%	(6)/6
	model	Single stock correlation	(77)% - 97%

(1)	The range of estimates represents the actual lowest and highest level inputs used to fair value financial instruments within each financial statement category.

The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments.

The following section discusses the significant unobservable inputs for Level 3 instruments.

Correlation

Correlation in a credit derivative or debt instrument refers to the likelihood of a single default causing a succession of defaults. It affects the distribution of the defaults throughout the portfolio and therefore affects the valuation of instruments such as collateralized debt obligation tranches. A higher correlation may increase or decrease fair value depending on the seniority of the instrument.

Correlation becomes an input into equity derivative pricing when the relationship between price movements of two or more of the underlying assets is relevant.

Volatility

Volatility is a measure of security price fluctuation. Historic volatility is often calculated as the annualized standard deviation of daily price variation for a given time period. Implied volatility is volatility, when input into an option pricing model, that returns a value equal to the current market value of the option.

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7	Trading Assets

(a)	Trading securities

An analysis of the carrying value of trading securities is as follows:

As at October 31, 2017 ($ millions)	Remaining term to maturity
	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Trading securities:
Canadian federal government issued or guaranteed debt	$950	$1,696	$4,283	$1,333	$2,081	$–	$10,343
Canadian provincial and municipal debt	1,230	1,127	1,536	1,269	2,163	–	7,325
U.S. treasury and other U.S. agency debt	113	980	3,301	2,214	286	–	6,894
Other foreign government debt	1,172	819	2,716	1,132	990	–	6,829
Common shares	–	–	–	–	–	39,275	39,275
Other	530	1,134	4,702	1,088	532	–	7,986
Total	$3,995	$5,756	$16,538	$7,036	$6,052	$39,275	$78,652
Total by currency (in Canadian equivalent):
Canadian dollar	$2,368	$3,064	$5,130	$3,068	$4,524	$8,619	$26,773
U.S. dollar	372	1,771	6,807	2,777	526	12,016	24,269
Mexican peso	249	235	488	1	1	997	1,971
Other currencies	1,006	686	4,113	1,190	1,001	17,643	25,639
Total trading securities	$3,995	$5,756	$16,538	$7,036	$6,052	$39,275	$78,652

As at October 31, 2016 ($ millions)	Remaining term to maturity
	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Trading securities:
Canadian federal government issued or guaranteed debt	$235	$2,620	$4,651	$1,079	$2,245	$–	$10,830
Canadian provincial and municipal debt	1,713	950	1,483	2,907	2,555	–	9,608
U.S. treasury and other U.S. agency debt	2,688	400	4,304	957	1,833	–	10,182
Other foreign government debt	1,346	760	1,924	1,369	1,108	–	6,507
Common shares	–	–	–	–	–	40,210	40,210
Other	913	1,504	4,853	1,693	987	–	9,950
Total	$6,895	$6,234	$17,215	$8,005	$8,728	$40,210	$87,287
Total by currency (in Canadian equivalent):
Canadian dollar	$2,161	$3,714	$6,832	$4,442	$5,185	$15,033	$37,367
U.S. dollar	3,199	1,502	7,792	2,156	2,448	8,178	25,275
Mexican peso	176	82	160	6	8	1,536	1,968
Other currencies	1,359	936	2,431	1,401	1,087	15,463	22,677
Total trading securities	$6,895	$6,234	$17,215	$8,005	$8,728	$40,210	$87,287

(b)	Trading loans

The following table provides the geographic breakdown of trading loans:

As at October 31 ($ millions)	2017	2016
Trading loans(1)(2)
U.S.(3)	$10,654	$11,235
Europe(4)	3,824	4,163
Asia Pacific(4)	1,605	2,555
Canada(4)	376	340
Other(4)	853	1,128
Total	$17,312	$19,421

(1)	Geographic segmentation of trading loans is based upon the location of the ultimate risk of the underlying asset.
(2)	Loans are denominated in U.S. dollars.
(3)	Includes trading loans that serve as a hedge to loan-based credit total return swaps of $7,390 (2016 – $7,098), while the remaining relates to short-term precious metals trading and lending activities.
(4)	These loans are primarily related to short-term precious metals trading and lending activities.

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8	Financial Instruments Designated at Fair Value Through Profit or Loss

In accordance with its risk management strategy, the Bank has elected to designate certain investments, loans and deposit note liabilities at fair value through profit or loss to reduce an accounting mismatch between fair value changes in these instruments and fair value changes in related derivatives, and where a hybrid instrument contains one or more embedded derivatives that are not closely related to the host contract. Changes in fair value arising from changes in the Bank’s own credit risk are recognized in other comprehensive income, without subsequent reclassification to net income.

The cumulative fair value adjustment due to own credit risk is determined at a point in time by comparing the present value of expected future cash flows over the term of these liabilities discounted at the Bank’s effective funding rate, and the present value of expected future cash flows discounted under a benchmark rate. The change in fair value attributable to change in credit risk is determined by the change in the cumulative fair value adjustment due to own credit risk.

The following table presents the fair value of financial assets and liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value		Change in fair value		Cumulative change in FV(1)
	As at		For the year ended
October 31 ($ millions)	2017	2016	2017	2016	2017	2016
Investment securities(2)	$13	$16	$–	$(1)	$11	$11
Loans(3)	–	205	(205)	(9)	(197)	8
Deposit note liabilities(4)	4,663	1,459	103	245	(91)	15

(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(2)	Changes in fair value are recorded in non-interest income – other.
(3)	Changes in fair value are recorded in non-interest income – trading revenues.
(4)	Changes in fair value attributable to changes in the Bank’s own credit risk are recorded in other comprehensive income. Other changes in fair value are recorded in non-interest income – trading revenues.

The following tables present the changes in fair value attributable to changes in the Bank’s own credit risk for financial liabilities designated at fair value through profit or loss as well as their contractual maturity and carrying amounts.

	Deposit Note Liabilities
	Contractual maturity amount(1)	Carrying Value	Difference between carrying value and contractual maturity amount	Changes in fair value for the period attributable to changes in own credit risk recorded in other comprehensive income		Cumulative changes in fair value attributable to changes in own credit risk(1)
As at October 31, 2017	$4,572	$4,663	$(91)		$(28)	$ (36)
As at October 31, 2016	$1,474	$1,459	$15		$(23)	$ (8)

(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.

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9	Derivative Financial Instruments

(a)	Notional amounts(1)

The following table provides the aggregate notional amounts of derivative financial instruments outstanding by type and segregated between those used by the Bank in its dealer capacity (Trading) and those derivatives designated in hedging relationships. The notional amounts of these contracts represent the derivatives volume outstanding and do not represent the potential gain or loss associated with the market risk or credit risk of such instruments. Credit derivatives within other derivative contracts are comprised primarily of purchased and sold credit default swap transactions. To a lesser extent, this category also includes total return swaps referenced to loans and debt securities. Other derivative contracts – other includes precious metals other than gold, and other commodities including energy and base metal derivatives.

	2017			2016
As at October 31 ($ millions)	Trading	Hedging	Total	Trading	Hedging	Total
Interest rate contracts
Exchange-traded:
Futures	$161,590	$–	$161,590	$112,196	$–	$112,196
Options purchased	5,474	–	5,474	15,427	–	15,427
Options written	2,894	–	2,894	3,283	–	3,283
	169,958	–	169,958	130,906	–	130,906
Over-the-counter:
Forward rate agreements	208	–	208	1,721	–	1,721
Swaps	441,607	18,609	460,216	479,029	25,537	504,566
Options purchased	34,190	–	34,190	35,404	–	35,404
Options written	38,099	–	38,099	36,864	–	36,864
	514,104	18,609	532,713	553,018	25,537	578,555
Over-the-counter (settled through central
counterparties):
Forward rate agreements	329,853	–	329,853	308,186	–	308,186
Swaps	2,236,148	106,979	2,343,127	1,702,488	87,480	1,789,968
Options purchased	–	–	–	–	–	–
Options written	–	–	–	–	–	–
	2,566,001	106,979	2,672,980	2,010,674	87,480	2,098,154
Total	$3,250,063	$125,588	$3,375,651	$2,694,598	$113,017	$2,807,615
Foreign exchange and gold contracts
Exchange-traded:
Futures	$32,452	$–	$32,452	$35,862	$–	$35,862
Options purchased	16	–	16	257	–	257
Options written	481	–	481	–	–	–
	32,949	–	32,949	36,119	–	36,119
Over-the-counter:
Spot and forwards	427,112	21,623	448,735	425,033	24,244	449,277
Swaps	321,567	63,300	384,867	302,107	51,355	353,462
Options purchased	39,100	–	39,100	16,359	–	16,359
Options written	39,547	–	39,547	16,245	–	16,245
	827,326	84,923	912,249	759,744	75,599	835,343
Over-the-counter (settled through central
counterparties):
Spot and forwards	–	–	–	13	–	13
Swaps	–	–	–	–	–	–
Options purchased	–	–	–	–	–	–
Options written	–	–	–	–	–	–
	–	–	–	13	–	13
Total	$860,275	$84,923	$945,198	$795,876	$75,599	$871,475
Other derivative contracts
Exchange-traded:
Equity	$33,287	$–	$33,287	$19,625	$–	$19,625
Credit	–	–	–	–	–	–
Commodity and other contracts	45,938	–	45,938	41,888	–	41,888
	79,225	–	79,225	61,513	–	61,513
Over-the-counter:
Equity	64,444	796	65,240	67,604	679	68,283
Credit	26,737	–	26,737	37,910	–	37,910
Commodity and other contracts	34,715	–	34,715	36,508	–	36,508
	125,896	796	126,692	142,022	679	142,701
Over-the-counter (settled through central
counterparties):
Equity	2,863	–	2,863	–	–	–
Credit	10,855	–	10,855	11,148	–	11,148
Commodity and other contracts	6,762	–	6,762	357	–	357
	20,480	–	20,480	11,505	–	11,505
Total	$225,601	$796	$226,397	$215,040	$679	$215,719
Total notional amounts outstanding	$4,335,939	$211,307	$4,547,246	$3,705,514	$189,295	$3,894,809

(1)	The notional amounts represent the amount to which a rate or price is applied to determine the amount of cash flows to be exchanged.

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(b)	Remaining term to maturity

The following table summarizes the remaining term to maturity of the notional amounts of the Bank’s derivative financial instruments by type:

As at October 31, 2017 ($ millions)	Within one year	One to five years	Over five years	Total
Interest rate contracts
Futures	$62,152	$98,731	$707	$161,590
Forward rate agreements	282,062	47,999	–	330,061
Swaps	971,003	1,172,422	659,918	2,803,343
Options purchased	10,690	17,036	11,938	39,664
Options written	5,809	23,800	11,384	40,993
	1,331,716	1,359,988	683,947	3,375,651
Foreign exchange and gold contracts
Futures	4,810	27,474	168	32,452
Spot and forwards	401,461	47,210	64	448,735
Swaps	96,767	185,747	102,353	384,867
Options purchased	36,291	2,825	–	39,116
Options written	37,309	2,719	–	40,028
	576,638	265,975	102,585	945,198
Other derivative contracts
Equity	73,983	26,514	893	101,390
Credit	18,249	15,272	4,071	37,592
Commodity and other contracts	50,253	37,021	141	87,415
	142,485	78,807	5,105	226,397
Total	$2,050,839	$1,704,770	$791,637	$4,547,246

As at October 31, 2016 ($ millions)	Within one year	One to five years	Over five years	Total
Interest rate contracts
Futures	$112,183	$–	$13	$112,196
Forward rate agreements	279,035	30,872	–	309,907
Swaps	663,184	1,114,988	516,362	2,294,534
Options purchased	13,169	29,392	8,270	50,831
Options written	6,956	24,700	8,491	40,147
	1,074,527	1,199,952	533,136	2,807,615
Foreign exchange and gold contracts
Futures	858	35,004	–	35,862
Spot and forwards	400,914	47,590	786	449,290
Swaps	61,029	203,554	88,879	353,462
Options purchased	8,375	8,241	–	16,616
Options written	9,690	6,555	–	16,245
	480,866	300,944	89,665	871,475
Other derivative contracts
Equity	63,485	24,265	158	87,908
Credit	22,911	22,852	3,295	49,058
Commodity and other contracts	37,001	41,612	140	78,753
	123,397	88,729	3,593	215,719
Total	$1,678,790	$1,589,625	$626,394	$3,894,809

(c)	Credit risk

As with other financial assets, derivative instruments are subject to credit risk. Credit risk arises from the possibility that counterparties may default on their obligations to the Bank. However, whereas the credit risk of other financial assets is represented by the principal amount net of any applicable allowance for credit losses, the credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument.

Derivative contracts generally expose the Bank to credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. Accordingly, exposure to credit risk of derivatives is represented by the positive fair value of the instrument.

Negotiated over-the-counter derivatives generally present greater credit exposure than exchange-traded contracts. The net change in the exchange-traded contracts is normally settled daily in cash with the exchange. Holders of these contracts look to the exchange for performance under the contract.

The Bank strives to limit credit risk by dealing with counterparties that it believes are creditworthy, and investment grade counterparties account for a significant portion of the credit risk exposure arising from the Bank’s derivative transactions as at October 31, 2017. To control credit risk associated with derivatives, the Bank uses the same credit risk management activities and procedures that are used in the lending business in assessing and

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adjudicating potential credit exposure. The Bank applies limits to each counterparty, measures exposure as the current positive fair value plus potential future exposure, and uses credit mitigation techniques, such as netting and collateralization.

The Bank obtains the benefit of netting by entering into master netting arrangements with counterparties (typically industry standard International Swaps and Derivatives Association (ISDA) agreements), which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. In this manner, the credit risk associated with favourable contracts is eliminated by the master netting arrangement to the extent that unfavourable contracts with the same counterparty are not settled before favourable contracts.

Collateralization is typically documented by way of an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one way (only one party will ever post collateral) or bi-lateral (either party may post collateral depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the adjustments that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 70 of the 2017 Annual Report).

Derivatives instruments used by the Bank include credit derivatives in its investment and loan portfolios: credit protection is sold as an alternative to acquiring exposure to bond or loan assets, while credit protection is bought to manage or mitigate credit exposures.

The following table summarizes the credit exposure of the Bank’s derivative financial instruments. The credit risk amount (CRA) represents the estimated replacement cost, or positive fair value, for all contracts taking into account master netting or collateral arrangements that have been made. The CRA does not reflect actual or expected losses.

The credit equivalent amount (CEA) is the CRA plus an add-on for potential future exposure. The add-on amount is based on a formula prescribed in the Capital Adequacy Requirements (CAR) Guideline of the Superintendent. The risk-weighted balance is calculated by multiplying the CEA by the capital requirement (K) times 12.5, where K is a function of the probability of default (PD), loss given default (LGD), maturity and prescribed correlation factors. Other derivative contracts – other includes precious metals other than gold, and other commodities, including energy and base metal derivatives.

	2017				2016
As at October 31 ($ millions)	Notional amount	Credit risk amount (CRA)(1)	Credit equivalent amount (CEA)(1)	CET1 Risk Weighted Assets(2)	Notional amount	Credit risk amount (CRA)(1)	Credit equivalent amount (CEA) (1)	CET1 Risk Weighted Assets(2)
Interest rate contracts
Futures	$161,590	$–	$65	$–	$112,196	$–	$–	$–
Forward rate agreements	330,061	20	30	20	309,907	9	100	17
Swaps	2,803,343	250	5,459	1,341	2,294,534	2,703	7,331	2,125
Options purchased	39,664	5	105	57	50,831	6	107	52
Options written	40,993	–	15	3	40,147	–	1	–
	3,375,651	275	5,674	1,421	2,807,615	2,718	7,539	2,194
Foreign exchange and gold contracts
Futures	32,452	–	56	–	35,862	–	38	16
Spot and forwards	448,735	2,370	6,311	1,765	449,290	2,057	5,420	1,326
Swaps	384,867	4,023	7,297	1,898	353,462	2,596	5,919	1,585
Options purchased	39,116	523	515	113	16,616	322	532	129
Options written	40,028	–	83	12	16,245	–	127	19
	945,198	6,916	14,262	3,788	871,475	4,975	12,036	3,075
Other derivative contracts
Equity	101,390	45	5,123	1,575	87,908	871	5,308	1,677
Credit	37,592	12	1,421	174	49,058	32	2,032	340
Commodity and other contracts	87,415	9	10,953	807	78,753	1,109	6,493	645
	226,397	66	17,497	2,556	215,719	2,012	13,833	2,662
Credit Valuation Adjustment(2)	–	–	–	2,988	–	–	–	4,165
Total derivatives	$4,547,246	$7,257	$37,433	$10,753	$3,894,809	$9,705	$33,408	$12,096
Amount settled through central counterparties(3)
Exchange-traded	282,132	–	10,385	208	228,538	–	5,521	110
Over-the-counter	2,693,460	–	1,334	27	2,109,672	–	2,174	43
	$2,975,592	$–	$11,719	$235	$2,338,210	$–	$7,695	$153
(1)	The amounts presented are net of collateral and master netting agreements at the product level. The total amounts relating to netting and collateral were $28,107 (2016 – $31,952) for CRA, and $51,623 (2016 – $51,072) for CEA.
(2)	As per OSFI guideline, effective 2014, Credit Valuation Adjustment (CVA) to CET1 RWA for derivatives was phased-in. In 2017, the CVA was 0.72 (2016 – 0.64).
(3)	Amounts are included under total derivatives above. Amounts include exposures settled directly through central counterparties and exposures settled through clearing members of central counterparties.

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(d)	Fair value

The following table summarizes the fair value of derivatives segregated by type and segregated between trading and those derivatives designated in hedging relationships.

As at October 31 ($ millions)	2017		2017		2016
	Average fair value		Year-end fair value		Year-end fair value(1)
	Favourable	Unfavourable	Favourable	Unfavourable	Favourable	Unfavourable
Trading
Interest rate contracts
Forward rate agreements	$35	$2	$27	$1	$63	$3
Swaps	9,809	11,484	8,895	10,330	14,153	13,814
Options	75	101	53	75	65	82
	9,919	11,587	8,975	10,406	14,281	13,899
Foreign exchange and gold contracts
Forwards	5,786	5,907	5,973	5,223	5,939	5,362
Swaps	10,589	10,134	10,945	8,774	11,506	12,369
Options	678	618	730	681	410	325
	17,053	16,659	17,648	14,678	17,855	18,056
Other derivative contracts
Equity	2,010	3,129	2,274	3,233	1,905	2,380
Credit	109	429	175	179	148	1,475
Commodity and other contracts	1,689	2,228	1,576	2,049	2,212	2,403
	3,808	5,786	4,025	5,461	4,265	6,258
Trading derivatives’ market valuation	$30,780	$34,032	$30,648	$30,545	$36,401	$38,213
Hedging
Interest rate contracts
Swaps			$803	$684	$1,426	$587
Foreign exchange and gold contracts
Forwards			634	215	333	241
Swaps			3,218	2,756	3,471	3,346
			$3,852	$2,971	$3,804	$3,587
Other derivative contracts
Equity			$61	$–	$26	$–
Hedging derivatives’ market valuation			$4,716	$3,655	$5,256	$4,174
Total derivative financial instruments as per Statement of Financial Position			$35,364	$34,200	$41,657	$42,387

Less: impact of master netting and collateral(2)			28,107	28,107	31,952	31,952
Net derivative financial instruments(2)			$7,257	$6,093	$9,705	$10,435
(1)	The average fair value of trading derivatives’ market valuation for the year ended October 31, 2016 was: favourable $38,623 and unfavourable $42,651. Average fair value amounts are based on the latest 13 month-end balances.
(2)	Master netting agreement amounts are based on the capital adequacy criteria of the Basel Committee on Banking Supervision (BCBS) and OSFI. These criteria allow netting where there are legally enforceable contracts which enable net settlement in the event of a default, bankruptcy, liquidation or similar circumstances.

(e)	Hedging activities

The Bank’s hedging activities that qualify for hedge accounting consist of fair value hedges, cash flow hedges, and net investment hedges.

Ineffectiveness of hedge relationships

Due to the ineffective portion of designated hedges, the Bank recorded the following amounts in non-interest income – other:

For the year ended October 31 ($ millions)	2017	2016
Fair value hedges
Gain (loss) recorded on hedged items	$574	$11
Gain (loss) recorded on hedging instruments	(588)	(51)
Ineffectiveness	$(14)	$(40)
Cash flow hedges
Ineffectiveness	$24	$11

Hedging instruments

Market valuation is disclosed by the type of relationship:

	2017		2016
As at October 31 ($ millions)	Favourable	Unfavourable	Favourable	Unfavourable
Derivatives designated in fair value hedging relationships(1)	$687	$751	$1,622	$643
Derivatives designated in cash flow hedging relationships	3,746	2,749	3,568	3,291
Derivatives designated in net investment hedging relationships(1)	283	155	66	240
Total derivatives designated in hedging relationships	$4,716	$3,655	$5,256	$4,174

(1)	As at October 31, 2017, the fair value of non-derivative instruments designated as net investment hedges and fair value hedges was $6,183 (2016 – $6,905). These non-derivative hedging instruments are presented as deposits – financial institutions on the Consolidated Statement of Financial Position.

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Cash flow hedges

The period when cash flows of designated hedged items are expected to occur and impact the Consolidated Statement of Income are as follows:

As at October 31, 2017 ($ millions)	Within one year	Within one to five years	More than five years
Cash inflows from assets	$11,235	$19,866	$4,178
Cash outflows from liabilities	(31,542)	(26,863)	(4,746)
Net cash flows	$(20,307)	$(6,997)	$(568)

As at October 31, 2016 ($ millions)	Within one year	Within one to five years	More than five years
Cash inflows from assets	$12,672	$26,838	$8,998
Cash outflows from liabilities	(22,187)	(30,870)	(7,666)
Net cash flows	$(9,515)	$(4,032)	$1,332

Income related to interest cash flows is recognized using the effective interest method over the life of the underlying instrument. Foreign currency gains and losses related to future cash flows of on-balance sheet monetary items are recognized as incurred. Forecasted revenue is recognized over the period to which it relates.

10	Offsetting Financial Assets and Financial Liabilities

The Bank is eligible to present certain financial assets and financial liabilities as listed in the table below on a net basis on the Consolidated Statement of Financial Position pursuant to criteria described in Note 3 – Significant accounting policies.

The following tables provide information on the impact of offsetting on the Bank’s Consolidated Statement of Financial Position, as well as the financial impact of netting for instruments that are subject to enforceable master netting arrangements or similar agreements, but do not qualify for offsetting in the Consolidated Statement of Financial Position, as well as available cash and financial instrument collateral.

As at October 31, 2017 ($ millions)
Types of financial assets	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities offset in the consolidated statement of financial position	Net amounts of financial assets presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position		Net amount(3)
				Impact of master netting arrangements or similar agreements(1)	Collateral(2)
Derivative financial instruments(4)	$49,512	$(14,148)	$35,364	$(22,400)	$(5,915)	$7,049
Securities purchased under resale agreements and securities borrowed	106,721	(11,402)	95,319	(11,649)	(75,675)	7,995
Total	$156,233	$(25,550)	$130,683	$(34,049)	$(81,590)	$15,044

As at October 31, 2017 ($ millions)
Types of financial liabilities	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets offset in the consolidated statement of financial position	Net amounts of financial liabilities presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position		Net amount
				Impact of master netting arrangements or similar agreements(1)	Collateral(2)
Derivative financial instruments(4)	$48,348	$(14,148)	$34,200	$(22,400)	$(4,700)	$7,100
Obligations related to securities sold under repurchase agreements and securities lent	107,245	(11,402)	95,843	(11,649)	(72,311)	11,883
Total	$155,593	$(25,550)	$130,043	$(34,049)	$(77,011)	$18,983

(1)	Amounts that are subject to master netting arrangements or similar agreements but were not offset in the Consolidated Statement of Financial Position because they did not meet the net settlement/simultaneous settlement criteria; or because the rights of set off are conditional upon the default of the counterparty only.
(2)	Cash and financial instrument collateral amounts received or pledged in relation to the total amounts of financial assets and financial liabilities, including those that were not offset in the Consolidated Statement of Financial Position. These amounts are disclosed at fair value and the rights of set off are conditional upon the default of the counterparty.
(3)	Not intended to represent the Bank’s actual exposure to credit risk, as a variety of credit mitigation strategies are employed in addition to offsetting and collateral arrangements.
(4)	For fiscal 2017, the cash collateral received against the positive market values of derivative financial instruments of $793 and the cash collateral pledged towards the negative mark to market of derivative financial instruments of $1,112 are recorded within other liabilities and other assets, respectively.

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As at October 31, 2016 ($ millions)
Types of financial assets	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities offset in the consolidated statement of financial position	Net amounts of financial assets presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position
				Impact of master netting arrangements or similar agreements(1)	Collateral(2)	Net amount(3)
Derivative financial instruments(4)	$63,329	$(21,672)	$41,657	$(25,115)	$(7,184)	$9,358
Securities purchased under resale agreements and securities borrowed	98,909	(6,780)	92,129	(9,447)	(75,365)	7,317
Total	$162,238	$(28,452)	$133,786	$(34,562)	$(82,549)	$16,675

As at October 31, 2016 ($ millions)
Types of financial liabilities	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets offset in the consolidated statement of financial position	Net amounts of financial liabilities presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position
				Impact of master netting arrangements or similar agreements(1)	Collateral(2)	Net amount
Derivative financial instruments(4)	$64,059	$(21,672)	$42,387	$(25,115)	$(7,318)	$9,954
Obligations related to securities sold under repurchase agreements and securities lent	103,863	(6,780)	97,083	(9,447)	(73,929)	13,707
Total	$167,922	$(28,452)	$139,470	$(34,562)	$(81,247)	$23,661
(1)	Amounts that are subject to master netting arrangements or similar agreements but were not offset in the Consolidated Statement of Financial Position because they did not meet the net settlement/simultaneous settlement criteria; or because the rights of set off are conditional upon the default of the counterparty only.
(2)	Cash and financial instrument collateral amounts received or pledged in relation to the total amounts of financial assets and financial liabilities, including those that were not offset in the Consolidated Statement of Financial Position. These amounts are disclosed at fair value and the rights of set off are conditional upon the default of the counterparty.
(3)	Not intended to represent the Bank’s actual exposure to credit risk, as a variety of credit mitigation strategies are employed in addition to offsetting and collateral arrangements.
(4)	For fiscal 2016, the cash collateral received against the positive market values of derivative financial instruments of $1,398 and the cash collateral pledged towards the negative mark to market of derivative financial instruments of $875 are recorded within other liabilities and other assets, respectively.

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11	Investment Securities

Investment securities includes held-to-maturity securities and available-for-sale securities.

(a)	An analysis of the carrying value of investment securities is as follows:

	Remaining term to maturity
As at October 31, 2017 ($ millions)	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Available-for-sale
Canadian federal government issued or guaranteed debt	$8	$291	$9,780	$905	$1,109	$–	$12,093
Yield(1) %	0.9	1.1	1.1	2.7	3.2	–	1.4
Canadian provincial and municipal debt	99	737	3,698	284	5	–	4,823
Yield(1) %	0.6	1.5	1.7	2.4	2.9	–	1.7
U.S. treasury and other U.S. agency debt	106	1,260	2,374	2,704	228	–	6,672
Yield(1) %	1.0	1.5	1.0	1.6	1.5	–	1.3
Other foreign government debt	7,810	5,283	5,313	1,259	138	–	19,803
Yield(1) %	0.6	2.8	4.1	5.7	6.2	–	2.5
Other debt	1,082	1,541	2,784	210	185	–	5,802
Yield(1) %	0.6	0.8	1.6	2.5	2.5	–	1.2
Preferred shares	–	–	–	–	–	311	311
Common shares	–	–	–	–	–	1,000	1,000
Total available-for-sale securities	9,105	9,112	23,949	5,362	1,665	1,311	50,504
Held-to-maturity
Canadian federal and provincial government issued or guaranteed debt	65	860	4,854	–	–	–	5,779
U.S. treasury and other U.S. agency debt	1,290	–	2,703	–	–	–	3,993
Other foreign government debt	–	683	1,914	102	6	–	2,705
Corporate debt	167	821	5,300	–	–	–	6,288
Total held-to-maturity assets	1,522	2,364	14,771	102	6	–	18,765
Total investment securities	$10,627	$11,476	$38,720	$5,464	$1,671	$1,311	$69,269
Total by currency (in Canadian equivalent):
Canadian dollar	$76	$1,165	$15,500	$1,276	$1,130	$539	$19,686
U.S. dollar	1,961	4,178	19,344	3,023	419	372	29,297
Mexican peso	420	579	1,568	285	–	9	2,861
Other currencies	8,170	5,554	2,308	880	122	391	17,425
Total investment securities	$10,627	$11,476	$38,720	$5,464	$1,671	$1,311	$69,269
(1)	Represents the weighted-average yield of fixed income securities.

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	Remaining term to maturity
As at October 31, 2016 ($ millions)	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Available-for-sale
Canadian federal government issued or guaranteed debt	$51	$53	$11,507	$857	$1,153	$–	$13,621
Yield(1) %	0.8	1.0	1.0	2.5	3.0	–	1.3
Canadian provincial and municipal debt	–	252	2,869	352	19	–	3,492
Yield(1) %	0.0	1.0	1.4	2.1	2.9	–	1.5
U.S. treasury and other U.S. agency debt	481	2,134	5,823	1,296	343	–	10,077
Yield(1) %	0.3	0.6	1.0	0.9	1.2	–	0.9
Other foreign government debt	4,645	3,620	5,602	1,424	240	–	15,531
Yield(1) %	1.7	3.0	3.2	4.4	5.2	–	2.9
Other debt	846	1,145	3,454	81	179	–	5,705
Yield(1) %	1.7	0.1	1.4	3.0	2.5	–	1.2
Preferred shares	–	–	–	–	–	264	264
Common shares	–	–	–	–	–	1,819	1,819
Total available-for-sale securities	6,023	7,204	29,255	4,010	1,934	2,083	50,509
Held-to-maturity
Canadian federal and provincial government issued or guaranteed debt	123	432	5,335	281	–	–	6,171
U.S. treasury and other U.S. agency debt	–	335	4,281	–	–	–	4,616
Other foreign government debt	–	344	2,547	7	–	–	2,898
Corporate debt	523	1,578	6,617	7	–	–	8,725
Total held-to-maturity assets	646	2,689	18,780	295	–	–	22,410
Total investment securities	$6,669	$9,893	$48,035	$4,305	$1,934	$2,083	$72,919
Total by currency (in Canadian equivalent):
Canadian dollar	$8	$430	$16,588	$1,239	$1,192	$721	$20,178
U.S. dollar	1,485	5,146	26,959	2,086	514	930	37,120
Mexican peso	878	264	1,496	247	77	12	2,974
Other currencies	4,298	4,053	2,992	733	151	420	12,647
Total investment securities	$6,669	$9,893	$48,035	$4,305	$1,934	$2,083	$72,919
(1)	Represents the weighted-average yield of fixed income securities.

(b)	An analysis of unrealized gains and losses on available-for-sale securities is as follows:

As at October 31, 2017 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$12,069	$119	$95	$12,093
Canadian provincial and municipal debt	4,839	13	29	4,823
U.S. treasury and other U.S. agency debt	6,761	1	90	6,672
Other foreign government debt	19,788	49	34	19,803
Other debt	5,792	34	24	5,802
Preferred shares	397	1	87	311
Common shares	899	164	63	1,000
Total available-for-sale securities	$50,545	$381	$422	$50,504

As at October 31, 2016 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$13,347	$280	$6	$13,621
Canadian provincial and municipal debt	3,469	33	10	3,492
U.S. treasury and other U.S. agency debt	10,050	53	26	10,077
Other foreign government debt	15,490	62	21	15,531
Other debt	5,650	59	4	5,705
Preferred shares	414	10	160	264
Common shares	1,634	243	58	1,819
Total available-for-sale securities	$50,054	$740	$285	$50,509

The net unrealized loss on available-for-sale securities of $41 million (2016 – gain of $455 million) increases to a net unrealized loss of $48 million (2016 – gain of $26 million) after the impact of qualifying hedges is taken into account. The net unrealized loss on available-for-sale securities is recorded in Accumulated Other Comprehensive Income.

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(c)	An analysis of the fair value and carrying value of held-to-maturity securities is as follows:

	Fair value		Carrying value
As at October 31 ($ millions)	2017	2016	2017	2016
Canadian federal and provincial government issued or guaranteed debt	$5,748	$6,207	$5,779	$6,171
U.S. treasury and other U.S. agency debt	3,991	4,672	3,993	4,616
Other foreign government debt	2,690	2,901	2,705	2,898
Corporate debt	6,287	8,787	6,288	8,725
Total held-to-maturity securities	$18,716	$22,567	$18,765	$22,410

(d)	An analysis of available-for-sale securities with continuous unrealized losses:

	Less than twelve months			Twelve months or greater			Total
As at October 31, 2017 ($ millions)	Cost	Fair value	Unrealized losses	Cost	Fair value	Unrealized losses	Cost	Fair value	Unrealized losses
Canadian federal government issued or guaranteed debt	$4,457	$4,414	$43	$1,944	$1,892	$52	$6,401	$6,306	$95
Canadian provincial and municipal debt	2,547	2,525	22	237	230	7	2,784	2,755	29
U.S. treasury and other U.S. agency debt	4,653	4,624	29	1,881	1,820	61	6,534	6,444	90
Other foreign government debt	11,082	11,058	24	419	409	10	11,501	11,467	34
Other debt	2,440	2,418	22	322	320	2	2,762	2,738	24
Preferred shares	–	–	–	380	293	87	380	293	87
Common shares	140	121	19	202	158	44	342	279	63
Total available-for-sale securities	$25,319	$25,160	$159	$5,385	$5,122	$263	$30,704	$30,282	$422

	Less than twelve months			Twelve months or greater			Total
As at October 31, 2016 ($ millions)	Cost	Fair value	Unrealized losses	Cost	Fair value	Unrealized losses	Cost	Fair value	Unrealized losses
Canadian federal government issued or guaranteed debt	$1,867	$1,861	$6	$1,104	$1,104	$–	$2,971	$2,965	$6
Canadian provincial and municipal debt	807	798	9	193	192	1	1,000	990	10
U.S. treasury and other U.S. agency debt	2,238	2,212	26	–	–	–	2,238	2,212	26
Other foreign government debt	2,812	2,799	13	575	567	8	3,387	3,366	21
Other debt	877	875	2	409	407	2	1,286	1,282	4
Preferred shares	6	6	–	382	222	160	388	228	160
Common shares	303	280	23	140	105	35	443	385	58
Total available-for-sale securities	$8,910	$8,831	$79	$2,803	$2,597	$206	$11,713	$11,428	$285

As at October 31, 2017, the cost of 631 (2016 – 474) available-for-sale securities exceeded their fair value by $422 million (2016 – $285 million). This unrealized loss is recorded in accumulated other comprehensive income as part of unrealized gains (losses) on available-for- sale securities. Of the 631 (2016 – 474) available-for-sale securities, 142 (2016 – 140) have been in an unrealized loss position continuously for more than a year, amounting to an unrealized loss of $263 million (2016 – $206 million).

Investment securities are considered to be impaired only if objective evidence indicates one or more loss events have occurred and have affected the estimated future cash flows after considering available collateral.

Collateral is not generally obtained directly from the issuers of debt securities. However, certain debt securities may be collateralized by specifically identified assets that would be obtainable in the event of default.

Investment securities are evaluated for impairment at the end of each reporting date, or more frequently, if events or changes in circumstances indicate the existence of objective evidence of impairment.

(e)	Net gain on sale of investment securities

An analysis of net gain on sale of investment securities is as follows:

For the year ended October 31 ($ millions)	2017	2016	2015
Net realized gains	$399	$570	$646
Impairment losses(1)	19	36	7
Net gain on sale of investment securities	$380	$534	$639
(1)	Impairment losses (gains) are comprised of $14 from equity securities (2016 – $36; 2015 – $8) and $5 from other debt securities (2016 – nil; 2015 – $(1)).

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12	Loans, Impaired Loans and Allowance for Credit Losses

(a)	Loans and acceptances outstanding by geography(1)

As at October 31 ($ millions)	2017	2016
Canada:
Residential mortgages	$205,793	$193,303
Personal and credit cards	77,790	74,698
Business and government	52,935	48,653
	336,518	316,654
United States:
Personal and credit cards	1,228	1,844
Business and government	35,702	36,613
	36,930	38,457
Mexico:
Residential mortgages	6,911	6,346
Personal and credit cards	3,584	3,079
Business and government	13,635	11,384
	24,130	20,809
Chile:
Residential mortgages	7,302	6,300
Personal and credit cards	5,331	4,632
Business and government	10,109	8,466
	22,742	19,398
Peru:
Residential mortgages	2,735	2,586
Personal and credit cards	5,092	4,573
Business and government	10,617	10,661
	18,444	17,820
Colombia:
Residential mortgages	1,999	1,497
Personal and credit cards	3,591	3,850
Business and government	3,838	3,948
	9,428	9,295
Other International:
Residential mortgages	12,176	12,855
Personal and credit cards	6,715	6,827
Business and government	41,613	42,675
	60,504	62,357
Total loans	508,696	484,790
Acceptances(2)	13,560	11,978
Total loans and acceptances(3)	522,256	496,768
Allowance for credit losses	(4,327)	(4,626)
Total loans and acceptances net of allowances for loan losses	$517,929	$492,142

(1)	Geographic segmentation is based on the location of the property for residential mortgages; otherwise, the residence of the borrower.
(2)	1% of borrowers reside outside Canada.
(3)	Loans and acceptances denominated in U.S. dollars were $100,452 (2016 – $103,503), in Mexican pesos $18,857 (2016 – $15,954), Chilean pesos $17,824 (2016 – $15,214), and in other foreign currencies $44,176 (2016 – $44,870).

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(b)	Loan maturities

As at October 31, 2017	Remaining term to maturity						Rate sensitivity
($ millions)	Within one year	One to five years	Five to ten years	Over ten years	No specific maturity	Total	Floating	Fixed rate	Non-rate sensitive	Total
Residential mortgages	$45,462	$171,908	$9,098	$8,919	$1,529	$236,916	$56,862	$178,044	$2,010	$236,916
Personal and credit cards	15,952	31,500	4,478	815	50,586	103,331	43,737	58,508	1,086	103,331
Business and government	77,724	80,124	4,597	760	5,244	168,449	119,515	47,162	1,772	168,449
Total	$139,138	$283,532	$18,173	$10,494	$57,359	$508,696	$220,114	$283,714	$4,868	$508,696
Allowance for credit losses	–	–	–	–	(4,327)	(4,327)	–	–	(4,327)	(4,327)
Total loans net of allowance for credit losses	$139,138	$283,532	$18,173	$10,494	$53,032	$504,369	$220,114	$283,714	$541	$504,369

As at October 31, 2016	Remaining term to maturity						Rate sensitivity
($ millions)	Within one year	One to five years	Five to ten years	Over ten years	No specific maturity	Total	Floating	Fixed rate	Non-rate sensitive	Total
Residential mortgages	$41,127	$160,713	$9,745	$9,520	$1,783	$222,888	$55,543	$165,189	$2,156	$222,888
Personal and credit cards	14,107	31,191	4,820	993	48,391	99,502	40,163	58,439	900	99,502
Business and government	70,051	79,960	6,278	495	5,616	162,400	111,384	48,183	2,833	162,400
Total loans	$125,285	$271,864	$20,843	$11,008	$55,790	$484,790	$207,090	$271,811	$5,889	$484,790
Allowance for credit losses	–	–	–	–	(4,626)	(4,626)	–	–	(4,626)	(4,626)
Total loans net of allowance for credit losses	$125,285	$271,864	$20,843	$11,008	$51,164	$480,164	$207,090	$271,811	$1,263	$480,164

(c)	Impaired loans(1)(2)

	2017				2016
As at October 31 ($ millions)	Gross impaired loans(1)	Allowance for credit losses		Net	Gross impaired loans(1)	Allowance for credit losses		Net
Residential mortgages	$1,445	$326	(3)	$1,119	$1,608	$458	(3)	$1,150
Personal and credit cards	1,610	1,583	(3)	27	1,622	1,596	(3)	26
Business and government	1,810	713	(4)	1,097	2,164	894	(4)	1,270
Total	$4,865	$2,622		$2,243	$5,394	$2,948		$2,446
By geography:
Canada	$1,049				$1,258
United States	140				210
Mexico	303				301
Peru	704				764
Chile	565				499
Colombia	462				381
Other International	1,642				1,981
Total	$4,865				$5,394
(1)	Interest income recognized on impaired loans during the year ended October 31, 2017 was $23 (2016 – $18).
(2)	Excludes loans acquired under FDIC guarantee related to the acquisition of R-G Premier Bank of Puerto Rico. For loans where the guarantee has expired, the total amount of loans considered impaired is $59 (2016 – $94).
(3)	Allowance for credit losses for residential mortgages and personal and credit card loans is assessed on a collective basis.
(4)	Allowance for credit losses for business and government loans is individually assessed.

For the years ended October 31, 2017 and 2016, the Bank would have recorded additional interest income of $363 million and $367 million, respectively, on impaired loans, if these impaired loans were classified as performing loans.

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(d)	Allowance for credit losses

	As at October 31, 2017
($ millions)	Balance at beginning of year	Write-offs(1)	Recoveries	Provision for credit losses	Other, including foreign currency adjustment(3)	Balance at end of year
Individual	$894	$(501)	$55	$304	$(39)	$713
Collective	3,498	(2,658)	571	1,952	(8)	3,355
Total before loans acquired under FDIC guarantee	4,392	(3,159)	626	2,256	(47)	4,068
Loans acquired under FDIC guarantee(2)	234	(14)	54	(7)	(8)	259
	$4,626	$(3,173)	$680	$2,249	$(55)	$4,327

	As at October 31, 2016
($ millions)	Balance at beginning of year	Write-offs(1)	Recoveries	Provision for credit losses	Other, including foreign currency adjustment(3)	Balance at end of year
Individual	$717	$(428)	$40	$585	$(20)	$894
Collective	3,260	(2,151)	542	1,827	20	3,498
Total before loans acquired under FDIC guarantee	3,977	(2,579)	582	2,412	–	4,392
Loans acquired under FDIC guarantee(2)	220	(9)	18	–	5	234
	$4,197	$(2,588)	$600	$2,412	$5	$4,626

	2017	2016
Represented by:
Allowance against impaired loans	$2,622	$2,948
Allowance against performing loans and loans past due but not impaired(4)	1,446	1,444
Total before loans acquired under FDIC guarantee	4,068	4,392
Loans acquired under FDIC guarantee(2)	259	234
	$4,327	$4,626

(1)	For the wholesale portfolios, impaired loans restructured during the year amounted to $260 (2016 – $111). Write-offs of impaired loans restructured during the year were $12 (2016 – nil). Non-impaired loans restructured during the year amounted to $104 (2016 – $55).
(2)	This represents the gross amount of allowance for credit losses as the receivable from FDIC is separately recorded in other assets.
(3)	Includes rebalancing of reserves between off-balance sheet and on-balance sheet credit exposures.
(4)	The allowance for performing loans is attributable to business and government loans $625 (2016 – $662) with the remainder allocated to personal and credit card loans $720 (2016 – $662) and residential mortgages $101 (2016 – $120).

(e)	Loans acquired under FDIC guarantee

As at October 31, 2017 ($ millions)	Non-single family home loans	Single family home loans	Total
R-G Premier Bank
Net carrying value	412	1,508	1,920
Allowance for credit losses	(138)	(121)	(259)
	$274	$1,387	$1,661

As at October 31, 2016 ($ millions)	Non-single family home loans	Single family home loans	Total
R-G Premier Bank
Net carrying value	488	1,728	2,216
Allowance for credit losses	(157)	(77)	(234)
	$331	$1,651	$1,982

Loans purchased as part of the acquisition of R-G Premier Bank of Puerto Rico are subject to loss share agreements with the FDIC. Under this agreement, the FDIC guarantees 80% of loan losses. The provision for credit losses in the Consolidated Statement of Income related to these loans is reflected net of the amount expected to be reimbursed by the FDIC. Allowance for credit losses in the Consolidated Statement of Financial Position is reflected on a gross basis. The FDIC guarantee on non-single family loans expired in 2015. The guarantee for single family home loans will expire in April 2020.

A net receivable of $106 million (2016 – $116 million) from the FDIC is included in Other assets in the Consolidated Statement of Financial Position.

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(f)	Loans past due but not impaired(1)

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are contractually past due but not classified as impaired because they are either less than 90 days past due or fully secured and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the Bank’s policy.

	2017(2)(3)				2016(2)(3)
As at October 31 ($ millions)	31 – 60 days	61 – 90 days	91 days and greater	Total	31 – 60 days	61 – 90 days	91 days and greater	Total
Residential mortgages	$1,035	$446	$122	$1,603	$1,194	$472	$123	$1,789
Personal and credit cards	724	423	75	1,222	784	447	94	1,325
Business and government	215	55	187	457	186	44	189	419
Total	$1,974	$924	$384	$3,282	$2,164	$963	$406	$3,533

(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)	Excludes loans acquired under the FDIC guarantee related to the acquisition of R-G Premier Bank of Puerto Rico.
(3)	These loans would be considered in the determination of an appropriate level of collective allowances despite not being individually classified as impaired.

13	Derecognition of Financial Assets

Securitization of residential mortgage loans

The Bank securitizes fully insured residential mortgage loans, Bank originated and others, through the creation of mortgage backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity, under the Canada Mortgage Bond (CMB) program and/or third-party investors. The Trust issues securities to third-party investors.

The sale of mortgages under the above programs does not meet the derecognition requirements, as the Bank retains the pre-payment and interest rate risk associated with the mortgages, which represents substantially all the risk and rewards associated with the transferred assets.

The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.

The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

As at October 31 ($ millions)	2017(1)	2016(1)
Assets
Carrying value of residential mortgage loans	$18,178	$17,570
Other related assets(2)	2,293	3,102
Liabilities
Carrying value of associated liabilities	19,278	19,836

(1)	The fair value of the transferred assets is $20,580 (2016 – $20,776) and the fair value of the associated liabilities is $19,863 (2016 – $20,493), for a net position of $717 (2016 – $283).
(2)	These include cash held in trust and trust permitted investment assets acquired as part of principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

Securitization of personal lines of credit, credit cards and auto loans

The Bank securitizes a portion of its unsecured personal lines of credit, credit card and auto loan receivables through consolidated structured entities. These receivables continue to be recognized on the Consolidated Statement of Financial Position as personal and credit cards loans. For further details, refer to Note 14.

Securities sold under repurchase agreements and securities lent

The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred assets remain on the Consolidated Statement of Financial Position.

The following table provides the carrying amount of the transferred assets and the associated liabilities:

As at October 31 ($ millions)	2017(1)	2016(1)
Carrying value of assets associated with:
Repurchase agreements(2)	$86,789	$87,402
Securities lending agreements	40,535	38,668
Total	127,324	126,070
Carrying value of associated liabilities(3)	$95,843	$97,033
(1)	The fair value of transferred assets is $127,324 (2016 – $126,070) and the fair value of the associated liabilities is $95,843 (2016 – $97,033), for a net position of $31,481 (2016 – $29,037).
(2)	Does not include over-collateralization of assets pledged.
(3)	Liabilities for securities lending arrangements only include amounts related to cash collateral received. In most cases, securities are received as collateral.

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14	Structured Entities

(a)	Consolidated structured entities

U.S. multi-seller conduit

The Bank-sponsored U.S. multi-seller conduit purchases high-quality financial assets from independent third parties (the sellers) funded by the issuance of highly rated asset-backed commercial paper. The sellers continue to service the financial assets and provide credit enhancements through overcollateralization protection and cash reserves.

Each asset purchased by the conduit has a deal-specific liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduit is unable to access the asset-backed commercial paper market. The administration agent can require the Bank in its capacity as liquidity provider to perform under its asset-specific LAPA agreements, in which case the Bank is obliged to purchase an interest in the related assets owned by the conduit. The Bank is not obligated to perform under the LAPA agreements in the event the conduit itself is insolvent.

The Bank’s liquidity agreements with the conduit call for the Bank to fund full par value of the assets, including defaulted assets, if any, of the conduit. This facility is available to absorb the losses on defaulted assets, if any, in excess of losses absorbed by deal-specific seller credit enhancements. Further, the Bank holds the subordinated note issued by the conduit.

The Bank’s exposure from the U.S. conduit through the LAPA, including the obligation to purchase defaulted assets and investment in the conduit’s subordinated note, give the Bank the obligation to absorb losses that could potentially be significant to the conduit, which in conjunction with power to direct the conduit’s activities, result in the Bank consolidating the U.S. multi-seller conduit.

The conduit’s assets are primarily included in business and government loans on the Bank’s Consolidated Statement of Financial Position.

There are contractual restrictions on the ability of the Bank’s consolidated U.S. multi-seller conduit to transfer funds to the Bank. The Bank is restricted from accessing the conduit’s assets under the relevant arrangements. The Bank has no rights to the assets owned by the conduit. In the normal course of business, the assets of the conduit can only be used to settle the obligations of the conduit.

Bank funding vehicles

The Bank uses funding vehicles to facilitate cost-efficient financing of its own operations, including the issuance of covered bonds and notes. These vehicles include Scotia Covered Bond Trust, Scotiabank Covered Bond Guarantor Limited Partnership, Hollis Receivables Term Trust II, Trillium Credit Card Trust II and Securitized Term Auto Receivables Trust 2016-1, 2017-1, and 2017-2.

Activities of these structured entities are generally limited to holding an interest in a pool of assets or receivables generated by the Bank.

These structured entities are consolidated due to the Bank’s decision-making power and ability to use the power to affect the Bank’s returns.

Covered bond programs

Scotia Covered Bond Trust

Under the Bank’s global covered bond program, the Bank issued debt to investors that is guaranteed by Scotia Covered Bond Trust (the “Trust”). Under the program, the Trust purchased CMHC insured residential mortgages from the Bank, which it acquired with funding provided by the Bank.

All of the Bank’s outstanding covered bonds issued under this program have matured in March 2017. As at October 31, 2016, $6.0 billion covered bonds were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position and $4.8 billion assets pledged in relation to these covered bonds were insured residential mortgages denominated in Canadian dollars.

Scotiabank Covered Bond Guarantor Limited Partnership

The Bank has a registered covered bond program through which it issues debt that is guaranteed by Scotiabank Covered Bond Guarantor Limited Partnership (the “LP”). Under this program, the LP purchases uninsured residential mortgages from the Bank, which it acquires with funding provided by the Bank.

As at October 31, 2017, $25.7 billion (2016 – $23.9 billion) covered bonds were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position. The Bank’s outstanding covered bonds are denominated in U.S. dollars, Australian dollars, British pounds and Euros. As at October 31, 2017, assets pledged in relation to these covered bonds were uninsured residential mortgages denominated in Canadian dollars of $27.8 billion (2016 – $25.7 billion).

Personal line of credit securitization trust

The Bank securitizes a portion of its unsecured personal line of credit receivables (receivables) through Hollis Receivables Term Trust II (Hollis), a Bank-sponsored structured entity. Hollis issues notes to third-party investors and the Bank, proceeds of which are used to purchase co-ownership interests in receivables originated by the Bank. Recourse of the note holders is limited to the purchased interests.

The Bank is responsible for servicing the transferred receivables as well as performing administrative functions for Hollis. The subordinated notes issued by Hollis are held by the Bank. As at October 31, 2017, $1 billion notes (2016 – $1.5 billion) were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position. As at October 31, 2017, assets pledged in relation to these notes were $1.3 billion (2016 – $1.8 billion).

Credit card receivables securitization trust

The Bank securitizes a portion of its credit card receivables (receivables) through Trillium Credit Card Trust II (Trillium), a Bank-sponsored structured entity. Trillium issues notes to third-party investors and the Bank, and the proceeds of such issuance are used to purchase co-ownership interests in receivables originated by the Bank. Recourse of the note holders is limited to the purchased interest.

The Bank is responsible for servicing the transferred receivables as well as performing administrative functions for Trillium. The subordinated notes issued by Trillium are held by the Bank. As at October 31, 2017, US $0.9 billion ($1.2 billion Canadian dollars) (2016 – US $0.9 billion, $1.2 billion

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Canadian dollars) Class A notes were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position. As at October 31, 2017 assets pledged in relation to these notes were credit card receivables, denominated in Canadian dollars, of $1.3 billion (2016 – $1.3 billion).

Auto loan receivables securitization trusts

The Bank securitizes a portion of its Canadian auto loan receivables (receivables) through Securitized Term Auto Receivables Trust 2016-1, 2017-1 and 2017-2 (START). Each Trust is a Bank-sponsored structured entity. START issues multiple series of Class A notes to third-party investors and subordinated notes to the Bank, and the proceeds of such issuances are used to purchase discrete pools of retail indirect auto loan receivables from the Bank on a fully serviced basis. Recourse of the note holders is limited to the receivables.

The Bank is responsible for servicing the transferred receivables as well as performing administrative functions for START. The subordinated notes issued by START are held by the Bank. As at October 31, 2017, the following Class A notes were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position: US $0.3 billion ($0.4 billion Canadian dollars) (2016 – US $0.5 billion, $0.7 billion Canadian dollars) for 2016-1, US $0.5 billion ($0.7 billion Canadian dollars) for 2017-1 and US $0.8 billion ($1.0 billion Canadian dollars) for 2017-2. As at October 31, 2017, assets pledged in relation to these notes were Canadian auto loan receivables denominated in Canadian dollars of $0.4 billion (2016 – $0.7 billion) for 2016-1, $0.8 billion for 2017-1 and $1.1 billion for 2017-2.

Other

Assets of other consolidated structured entities are comprised of securities, deposits with banks and other assets to meet the Bank’s and customer needs.

(b)	Unconsolidated structured entities

The following table provides information about other structured entities in which the Bank has a significant interest but does not control and therefore does not consolidate. A significant interest is generally considered to exist where the Bank is exposed to 10% or more of the unconsolidated structured entities’ maximum exposure to loss.

	As at October 31, 2017
($ millions)	Canadian multi-seller conduits that the Bank administers	Structured finance entities	Capital funding vehicles	Other	Total
Total assets (on structured entity’s financial statements)	$3,127	$3,991	$1,520	$–	$8,638

Assets recognized on the Bank’s financial statements
Trading assets	–	5	–	–	5
Investment securities	–	1,091	15	–	1,106
Loans(1)	–	731	40	–	771
	–	1,827	55	–	1,882
Liabilities recognized on the Bank’s financial statements
Deposits – Business and government	–	–	1,465	–	1,465
Derivative financial instruments	6	–	–	–	6
	6	–	1,465	–	1,471
Bank’s maximum exposure to loss	$3,127	$1,827	$55	$–	$5,009

	As at October 31, 2016
($ millions)	Canadian multi-seller conduits that the Bank administers	Structured finance entities	Capital funding vehicles	Other	Total
Total assets (on structured entity’s financial statements)	$4,401	$7,653	$1,520	$68	$13,642

Assets recognized on the Bank’s financial statements Trading assets	2	467	–	–	469
Investment securities	–	1,147	15	20	1,182
Loans(1)	–	712	47	–	759
	2	2,326	62	20	2,410
Liabilities recognized on the Bank’s financial statements
Deposits – Business and government	–	–	1,400	–	1,400
Derivative financial instruments	2	–	–	–	2
	2	–	1,400	–	1,402
Bank’s maximum exposure to loss	$4,401	$2,326	$62	$20	$6,809

(1)	Loan balances are presented net of allowance for credit losses.

The Bank’s maximum exposure to loss represents the notional amounts of guarantees, liquidity facilities, and other credit support relationships with the structured entities, the credit risk amount for certain derivative contracts with the entities and the amount invested where the Bank holds an ownership interest in the structured entities. Of the aggregate amount of maximum exposure to loss as at October 31, 2017, the Bank has recorded $1.8 billion (2016 – $2.4 billion), primarily its interest in the structured entities, on its Consolidated Statement of Financial Position.

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Canadian multi-seller conduits that the Bank administers

The Bank sponsors two Canadian multi-seller conduits. The conduits purchase assets from independent third parties (the sellers) funded by the issuance of asset-backed commercial paper. The sellers continue to service the assets and provide credit enhancements through overcollateralization protection and cash reserves. The Bank has no rights to these assets as they are available to support the obligations of the respective programs, but manages for a fee the commercial paper selling programs. To ensure timely repayment of the commercial paper, each asset pool financed by the multi-seller conduits has a deal-specific liquidity asset purchase agreement (LAPA) with the Bank. Pursuant to the terms of the LAPA, the Bank as the liquidity provider is obligated to purchase non-defaulted assets, transferred by the conduit at the conduit’s original cost as reflected in the table above. In most cases, the liquidity agreements do not require the Bank to purchase defaulted assets. Additionally, the Bank has not provided any program-wide credit enhancement to these conduits. The Bank provides additional liquidity facilities to these multi-seller conduits to a maximum amount of $1.9 billion (2016 – $1.4 billion) based on future asset purchases by these conduits.

Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits.

Structured finance entities

The Bank has interests in structured entities used to assist corporate clients in accessing cost-efficient financing through their securitization structures. The Bank may act as an administrator, an investor or a combination of both in these types of structures.

Capital funding vehicles

These entities are designed to pass the Bank’s credit risk to the holders of the securities. Therefore the Bank does not have exposure or rights to variable returns from these entities.

Other

Other includes investments in managed funds, collateralized debt obligation entities, and other structured entities. The Bank’s maximum exposure to loss is limited to its net investment in these funds.

c)	Other unconsolidated Bank-sponsored entities

The Bank sponsors unconsolidated structured entities including mutual funds, in which it has insignificant or no interest at the reporting date. The Bank is a sponsor when it is significantly involved in the design and formation at inception of the structured entities, and the Bank’s name is used by the structured entities to create an awareness of the instruments being backed by the Bank’s reputation and obligation. The Bank also considers other factors, such as its continuing involvement and obligations to determine if, in substance, the Bank is a sponsor. The Bank considers mutual funds and managed companies as sponsored entities.

The following table provides information on revenue from unconsolidated Bank-sponsored entities.

	2017			2016
As at October 31 ($ millions)	Funds(1)	Scotia Managed Companies	Total	Funds(1)	Scotia Managed Companies	Total
Revenue	$2,016	$5	$2,021	$1,960	$8	$1,968

(1)	Includes mutual funds, other funds and trusts.

The Bank earned revenue of $2,021 million (2016 – $1,968 million) from its involvement with the unconsolidated Bank-sponsored structured entities including mutual funds, for the year ended October 31, 2017, which was comprised of interest income of $1 million (2016 – $2 million), non-interest income – banking of $134 million (2016 – $134 million) and non-interest income – wealth management of $1,886 million (2016 – $1,832 million), including mutual fund, brokerage and investment management and trust fees.

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15	Property and Equipment

($ millions)	Land & Building	Equipment	Technology Assets	Leasehold Improvements	Total
Cost
Balance as at October 31, 2015	$1,983	$1,592	$1,947	$1,305	$6,827
Acquisitions	156	18	42	26	242
Additions	256	209	14	98	577
Disposals	(286)	(83)	(19)	(61)	(449)
Foreign currency adjustments and other	(38)	(8)	(1)	(11)	(58)
Balance as at October 31, 2016	$2,071	$1,728	$1,983	$1,357	$7,139
Additions	169	147	161	126	603
Disposals	(224)	(52)	(41)	(28)	(345)
Foreign currency adjustments and other	(294)	69	(15)	(45)	(285)
Balance as at October 31, 2017	$1,722	$1,892	$2,088	$1,410	$7,112

Accumulated depreciation
Balance as at October 31, 2015	$754	$1,372	$1,606	$809	$4,541
Depreciation	99	104	66	56	325
Disposals	(69)	(103)	(18)	(18)	(208)
Foreign currency adjustments and other	(18)	(11)	(1)	(9)	(39)
Balance as at October 31, 2016	$766	$1,362	$1,653	838	$4,619
Depreciation	47	91	131	71	340
Disposals	(58)	(37)	(40)	(17)	(152)
Foreign currency adjustments and other	(69)	34	(25)	(16)	(76)
Balance as at October 31, 2017	$686	$1,450	$1,719	$876	4,731

Net book value
Balance as at October 31, 2016	$1,305	$366	$330	$519	$2,520 (1)
Balance as at October 31, 2017	$1,036	$442	$369	$534	$2,381 (1)

(1)	Includes $16 (2016 – $20) of investment property.

16	Investments in Associates

The Bank had significant investments in the following associates:

			2017			2016
As at October 31 ($ millions)	Country of incorporation	Nature of business	Ownership percentage	Date of financial statements(1)	Carrying value	Carrying value
Thanachart Bank Public Company Limited	Thailand	Banking	49.0%	September 30, 2017	$2,789	$2,612
Canadian Tire’s Financial Services business (CTFS)(2)	Canada	Financial Services	20.0%	September 30, 2017	542	532
Bank of Xi’an Co. Ltd.	China	Banking	19.9%	September 30, 2017	711	654
Maduro & Curiel’s Bank N.V.(3)	Curacao	Banking	48.1%	September 30, 2017	284	280
Banco del Caribe(4)	Venezuela	Banking	26.6%	September 30, 2017	35	26

(1)	Represents the date of the most recent published financial statements. Where available, financial statements prepared by the associates’ management or other published information is used to estimate the change in the Bank’s interest since the most recent published financial statements.
(2)	Canadian Tire has an option to sell to the Bank up to an additional 29% equity interest within the next 10 years at the then fair value, that can be settled, at the Bank’s discretion, by issuance of common shares or cash. After 10 years, for a period of six months, the Bank has the option to sell its equity interest back to Canadian Tire at the then fair value. As at October 1, 2014 CTFS had total assets of $5,351 and total liabilities of $4,387.
(3)	The local regulator requires financial institutions to set aside reserves for general banking risks. These reserves are not required under IFRS, and represent undistributed retained earnings related to a foreign associated corporation, which are subject to local regulatory restrictions. As of October 31, 2017 these reserves amounted to $61 (2016 – $63).
(4)	As at October 31, 2017, the Bank’s total net investment in Banco del Caribe, along with monetary assets, comprising of cash and dividend receivable was translated at the DICOM exchange rate of 1 USD to 3,345 VEF (2016 – 1 USD to 660 VEF).

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Summarized financial information of the Bank’s significant associates are as follows.

	For the twelve months ended and as at September 30, 2017(1)
($ millions)	Revenue	Net income	Total assets	Total liabilities
Thanachart Bank Public Company Limited	$1,718	$508	$38,050	$32,902
Canadian Tire’s Financial Services business (CTFS)	1,040	334	6,233	5,235
Bank of Xi’an Co. Ltd.	915	411	41,170	37,821
Maduro & Curiel’s Bank N.V.	343	80	5,501	4,896
Banco del Caribe	104	(29)	644	510

	For the twelve months ended and as at September 30, 2016(1)
($ millions)	Revenue	Net income	Total assets	Total liabilities
Thanachart Bank Public Company Limited	$1,622	$449	$37,372	$32,637
Canadian Tire’s Financial Services business (CTFS)	999	305	5,490	4,469
Bank of Xi’an Co. Ltd.	915	427	38,083	35,022
Maduro & Curiel’s Bank N.V.	347	101	5,456	4,855
Banco del Caribe	90	(46)	703	601

(1)	Based on the most recent available financial statements.

17	Goodwill and Other Intangible Assets

Goodwill

The changes in the carrying amounts of goodwill by cash-generating unit (CGU) are as follows:

($ millions)	Canadian Banking	Global Banking and Markets	Latin America	Caribbean and Central America	Total
Balance as at October 31, 2015	$3,361	$258	$2,391	$1,005	$7,015
Acquisitions	49	–	–	241	290
Foreign currency adjustments and other	(7)	7	70	9	79
Balance as at October 31, 2016	3,403	265	2,461	1,255	7,384
Acquisitions	–	–	–	–	–
Dispositions	(36)	–	–	–	(36)
Foreign currency adjustments and other	18	(10)	(61)	(52)	(105)
Balance as at October 31, 2017	$3,385	$255	$2,400	$1,203	$7,243

Impairment testing of goodwill

Goodwill acquired in business combinations is allocated to each of the Bank’s group of CGUs that are expected to benefit from the synergies of the particular acquisition. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of the CGU falling below its carrying value.

The Bank determines the carrying value of the CGU using a regulatory capital approach based on credit, market, and operational risks, and leverage, consistent with the Bank’s capital attribution for business line performance measurement. The recoverable amount is the higher of fair value less costs of disposal and value in use. The recoverable amount for the CGU has been determined using the fair value less costs of disposal method. In arriving at such value for the CGU, the Bank has used price earnings (P/E) multiples applied to normalized net income for the last four quarters as of the test date, a control premium is added based on a five year weighted average acquisition premium paid for comparable companies, and costs of disposal are deducted from the fair value of the CGU. The resulting recoverable amount determined is then compared to its respective carrying amount to identify any impairment. P/E multiples ranging from 11 to 12.5 times (2016 – 10 to 13 times) have been used.

The fair value less costs of disposal of the CGU is sensitive to changes in net income, P/E multiples and control premiums.

Management believes that reasonable negative changes in any one key assumption used to determine the recoverable amount of the CGU would not result in an impairment.

Goodwill was assessed for annual impairment as at July 31, 2017 and July 31, 2016 and no impairment was determined to exist.

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Intangible assets

Intangible assets consist of assets with indefinite and finite useful lives. Indefinite life intangible assets consist substantially of fund management contracts. The fund management contracts are for the management of open-ended funds. Finite life intangible assets include assets such as computer software, customer relationships and core deposit intangibles.

	Finite life		Indefinite life
($ millions)	Computer software	Other intangibles	Fund management contracts(1)	Other intangibles	Total
Cost
Balance as at October 31, 2015	$2,193	$1,510	$2,325	$68	$6,096
Acquisitions	–	61	–	–	61
Additions	584	31	–	–	615
Foreign currency adjustments and other	(40)	29	–	–	(11)
Balance as at October 31, 2016	$2,737	$1,631	$2,325	$68	$6,761
Additions	584	5	–	–	589
Disposals	(3)	(56)	–	–	(59)
Foreign currency adjustments and other	(40)	(17)	–	–	(57)
Balance as at October 31, 2017	$3,278	$1,563	$2,325	$68	$7,234
Accumulated amortization
Balance as at October 31, 2015	$778	$884	$–	$–	$1,662
Amortization	255	104	–	–	359
Foreign currency adjustments and other	(24)	7	–	–	(17)
Balance as at October 31, 2016	$1,009	$995	$–	$–	$2,004
Amortization	339	82	–	–	421
Disposals	(2)	(18)	–	–	(20)
Foreign currency adjustments and other	(25)	(9)	–	–	(34)
Balance as at October 31, 2017	$1,321	$1,050	$–	$–	$2,371
Net book value
As at October 31, 2016	$1,728 (2)	$636	$2,325	$68	$4,757
As at October 31, 2017	$1,957 (2)	$513	$2,325	$68	$4,863
(1)	Fund management contracts are attributable to HollisWealth Inc. (formerly DundeeWealth Inc.).
(2)	Computer software comprises of purchased software of $500 (2016 – $377), internally generated software of $981 (2016 – $948), and in process software not subject to amortization of $476 (2016 – $403).

Impairment testing of intangible assets

Indefinite life intangible assets are not amortized and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying value of the indefinite life intangible asset to its recoverable amount. The recoverable amount of the fund management contracts is based on a value in use approach using the multi-period excess earnings method. This approach uses cash flow projections from management-approved financial budgets which include key assumptions related to market appreciation, net sales of funds, and operating margins taking into consideration past experience and market expectations. The forecast cash flows cover a 5-year period, with a terminal growth rate of 4.5% (2016 – 4.5%) applied thereafter. These cash flows have been discounted at a rate of 10% (2016 – 10%). Management believes that reasonable negative changes in any one key assumption used to determine the recoverable amount would not result in an impairment.

Indefinite life intangible assets were assessed for annual impairment as at July 31, 2017 and July 31, 2016 and no impairment was determined to exist.

18	Other Assets

As at October 31 ($ millions)	2017	2016
Accrued interest	$2,176	$1,986
Accounts receivable and prepaids	1,674	1,939
Current tax assets	327	422
Margin deposit derivatives	3,041	4,604
Pension assets (Note 27)	256	184
Receivable from brokers, dealers and clients	913	796
Receivable from the Federal Deposit Insurance Corporation (Note 12)	106	116
Other	4,256	2,823
Total	$12,749	$12,870

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19	Deposits

	2017							2016
	Payable on demand(1)
As at October 31 ($ millions)	Interest- bearing	Non-interest bearing	Payable after notice	(2)	Payable on a fixed date	(3)	Total
Personal	$8,514	$6,541	$119,111		$65,864		$200,030	$199,302
Business and government	81,132	23,805	32,850		247,201		384,988	372,303
Financial institutions	5,066	1,706	2,162		31,415		40,349	40,272
Total	$94,712	$32,052	$154,123	(4)	$344,480		$625,367	$611,877
Recorded in:
Canada	$76,776	$17,742	$121,441		$229,528		$445,487	$434,884
United States	10,403	171	5,773		41,723		58,070	54,997
United Kingdom	–	–	277		11,764		12,041	15,256
Mexico	8	4,167	5,949		9,295		19,419	16,264
Peru	2,467	555	3,734		8,460		15,216	15,547
Chile	375	2,020	72		9,107		11,574	10,801
Colombia	46	388	3,062		4,091		7,587	7,272
Other International	4,637	7,009	13,815		30,512		55,973	56,856
Total(5)	$94,712	$32,052	$154,123		$344,480		$625,367	$611,877
(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal, generally chequing accounts.
(2)	Deposits payable after notice include all deposits for which we require notice of withdrawal, generally savings accounts.
(3)	All deposits that mature on a specified date, generally term deposits, guaranteed investments certificates and similar instruments.
(4)	Includes $141 (2016 – $135) of non-interest bearing deposits.
(5)	Deposits denominated in U.S. dollars amount to $216,018 (2016 – $217,850), deposits denominated in Mexican pesos amount to $17,156 (2016 – $14,464) and deposits denominated in other foreign currencies amount to $81,283 (2016 – $76,777).

The following table presents the maturity schedule for term deposits in Canada greater than $100,000(1).

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at October 31, 2017	$33,678	$26,579	$31,190	$94,563	$16,073	$202,083
As at October 31, 2016	$40,211	$24,077	$23,690	$99,905	$12,451	$200,334
(1)	The majority of foreign term deposits are in excess of $100,000.

20	Subordinated Debentures

These debentures are direct, unsecured obligations of the Bank and are subordinate to the claims of the Bank’s depositors and other creditors. The Bank, where appropriate, enters into interest rate and cross-currency swaps to hedge the related risks.

As at October 31 ($ millions)			2017	2016
Maturity date	Interest rate (%)	Terms(1)	Carrying value(2)	Carrying value(2)
August 2022	2.898	Redeemed on August 3, 2017.	$–	$1,500
October 2024	3.036	Redeemable on or after October 18, 2017. After October 18, 2019, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 1.14%.	1,756	1,798
June 2025	8.90	Redeemable at any time.	260	262
December 2025(3)	3.367	Redeemable on or after December 8, 2020. After December 8, 2020, interest will be payable at an annual rate equal to the 90 day bankers’ acceptance rate plus 2.19%.	737	759
December 2025(3)	4.50	US$1,250 million. Interest will be payable semi-annually in arrears on June 16 and December 16 of each year.	1,613	1,677
March 2027(3)	2.58	Redeemable on or after March 30, 2022. After March 30, 2022, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 1.19%.	1,219	1,271
November 2037	3.015	JPY ¥10 billion. Redeemed on November 20, 2017.	113	118
April 2038	3.37	JPY ¥10 billion. Redeemable on April 9, 2018.	110	116
August 2085	Floating	US$99 million bearing interest at a floating rate of the offered rate for six-month Eurodollar deposits plus 0.125%. Redeemable on any interest payment date.	127	132
			$5,935	$7,633

(1)	In accordance with the provisions of the Capital Adequacy Guideline of the Superintendent, all redemptions are subject to regulatory approval and subject to the terms in the relevant prospectus.
(2)	The carrying value of subordinated debentures may differ from par value due to adjustments related to hedge accounting.
(3)	These debentures contain non-viability contingent capital (NVCC) provisions. Under such NVCC provisions, the debentures are convertible into a variable number of common shares if OSFI announces that the Bank has ceased, or is about to cease, to be viable, or if a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent thereof without which the Bank would have been determined by OSFI to be non-viable. If such a conversion were to occur, the debentures would be converted into common shares pursuant to an automatic conversion formula defined as 150% of the par value plus accrued and unpaid interest divided by the conversion price. The conversion price is based on the greater of: (i) a floor price of $5.00 or, where applicable, the US dollar equivalent of $5.00 (subject to, in each case, adjustments in certain events as set out in the respective prospectus supplements), and (ii) the current market price of the Bank’s common shares at the time of the trigger event (10-day weighted average), where applicable converted from CAD to USD.

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21	Other Liabilities

As at October 31 ($ millions)	2017	2016
Accrued interest	$2,172	$2,033
Accounts payable and accrued expenses	5,867	5,427
Current tax liabilities	408	587
Deferred tax liabilities (Note 26)	697	611
Gold and silver certificates and bullion	6,819	8,430
Margin and collateral accounts	7,129	6,708
Payables to brokers, dealers and clients	796	528
Provisions (Note 22)	333	536
Pension liabilities (Note 27)	808	1,613
Other liabilities of subsidiaries and structured entities	12,954	10,950
Other	5,331	5,293
Total	$43,314	$42,716

22	Provisions

($ millions)	Off-balance sheet credit risks	Restructuring	Other	Total
As at November 1, 2015	$112	$49	$154	$315
Provisions made during the year	26	378	85	489
Provisions utilized / released during the year	–	(150)	(118)	(268)
Balance as at October 31, 2016	$138	$277	$121	$536
Provisions made during the year	–	–	27	27
Provisions utilized / released during the year	(18)	(174)	(38)	(230)
Balance as at October 31, 2017	$120	$103	$110	$333

Off-balance sheet credit risks

The provision for off-balance sheet credit risks relates primarily to credit risks such as undrawn lending commitments, letters of credit and letters of guarantee. These are collectively assessed at each reporting period in a manner consistent with the collective allowance for performing on-balance sheet credit risks.

Restructuring charge

During fiscal 2016, the Bank recorded a restructuring provision of $378 million ($278 million after tax) as part of the Bank’s efforts to enhance customer experience, reduce costs in a sustainable manner, to achieve greater operational efficiencies, and to simplify the organization. The restructuring charge primarily related to employee severance and was recorded within non-interest expenses. As at October 31, 2017, $103 million of the restructuring provision remains and is expected to be utilized in line with the approved plans, during fiscal 2018. This amount represents the Bank’s best estimate of the amount required to settle the obligation. Uncertainty exists with respect to when the obligation will be settled and the amounts ultimately paid, as this will largely depend upon individual facts and circumstances.

Litigation and Other

Other primarily includes provisions related to litigation. In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in, or parties to a number of pending and threatened legal actions and regulatory proceedings, including actions brought on behalf of various classes of claimants. In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be.

Legal provisions are established when it becomes probable that the Bank will incur an expense related to a legal action and the amount can be reliably estimated. Such provisions are recorded at the best estimate of the amount required to settle any obligation related to these legal actions as at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Management and internal and external experts are involved in estimating any amounts that may be required. The actual costs of resolving these claims may vary significantly from the amount of the legal provisions. The Bank’s estimate involves significant judgement, given the varying stages of the proceedings, the fact that the Bank’s liability, if any, has yet to be determined and the fact that the underlying matters will change from time to time. As such, there is a possibility that the ultimate resolution of those legal actions may be material to the Bank’s consolidated results of operations for any particular reporting period.

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23	Common shares, preferred shares and other equity instruments

a)	Common shares

Authorized:

An unlimited number of common shares without nominal or par value.

Issued and fully paid:

	2017			2016
As at October 31 ($ millions)	Number of shares		Amount	Number of shares		Amount
Outstanding at beginning of year	1,207,893,604		$15,513	1,202,937,205		$15,141
Issued under Shareholder Dividend and Share Purchase Plan(1)	–		–	2,234,037		153
Issued in relation to share-based payments, net (Note 25)	5,338,111		313	4,228,124		236
Issued in relation to the acquisition of a subsidiary or associated corporation	–		–	29,138		2
Repurchased for cancellation under the Normal Course Issuer Bid	(14,000,000)		(182)	(1,534,900)		(19)
Outstanding at end of year	1,199,231,715	(2)	$15,644	1,207,893,604	(2)	$15,513
(1)	Effective November 29, 2016, the Bank discontinued the issuance of shares from Treasury for the Dividend and Share Purchase options of the Plan. Purchases of Common Shares under the Plan were made by Computershare Trust Company of Canada, as agent under the Plan (the “Agent”), at the average market price in the secondary market in accordance with the provisions of the plan. As at October 31, 2017, there were 7,786,784 common shares held in reserve for issuance under the Plan.
(2)	In the normal course of business, the Bank’s regulated Dealer subsidiary purchases and sells the Bank’s common shares to facilitate trading/institutional client activity. During fiscal 2017, the number of such shares bought and sold was 15,856,738 (2016 – 13,912,150).

Dividend

The dividends paid on common shares in fiscal 2017 and 2016 were $3,668 million ($3.05 per share) and $3,468 million ($2.88 per share), respectively. The Board of Directors approved a quarterly dividend of 79 cents per common share at its meeting on November 27, 2017. This quarterly dividend applies to shareholders of record as of January 2, 2018, and is payable January 29, 2018.

Normal Course Issuer Bid

During the year ended October 31, 2017, under normal course issuer bids, the Bank repurchased and cancelled approximately 14 million common shares (2016 – 1.5 million) at an average price of $72.09 per share (2016 – $52.34) for a total amount of approximately $1,009 million (2016 – $80 million).

On May 30, 2017, the Bank announced that OSFI and the TSX approved a NCIB pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares. Purchases under this NCIB may commence on June 2, 2017 and will terminate upon the earlier of: (i) the Bank purchasing the maximum number of common shares under the NCIB, (ii) the Bank providing a notice of termination, or (iii) June 1, 2018. On a quarterly basis, the Bank will notify OSFI prior to making purchases.

On May 31, 2016, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved a normal course issuer bid pursuant to which it may repurchase for cancellation up to 12 million of the Bank’s common shares. On January 4, 2017 and March 17, 2017 the TSX approved amendments to the NCIB to allow the Bank to purchase common shares under the NCIB, including by private agreement or under a specific share repurchase program, respectively. The bid ended on June 1, 2017.

Non-viability Contingent Capital

The maximum number of common shares issuable on conversion of NVCC subordinated debentures, NVCC subordinated additional tier 1 capital securities and NVCC preferred shares as at October 31, 2017 would be 1,757 million common shares (2016 – 1,373 million common shares) based on the floor price and excluding the impact of any accrued and unpaid interest and any declared but unpaid dividends (refer to Note 20 – Subordinated debentures and Note 23 (b) – Preferred shares and Other Equity Instruments for further details).

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b)	Preferred shares and other equity instruments

Preferred shares

Authorized:

An unlimited number of preferred shares without nominal or par value.

Issued and fully paid:

	2017				2016
As at October 31 ($ millions)	Number of shares	Amount	Dividends declared per share	Conversion feature	Number of shares	Amount	Dividends declared per share	Conversion feature
Preferred shares:(a)
Series 16(b)	–	–	0.328125	–	13,800,000	345	1.312500	–
Series 17(c)	–	–	0.700000	–	9,200,000	230	1.400000	–
Series 18(d)(e)	7,497,663	187	0.837500	Series 19	7,497,663	187	0.837500	Series 19
Series 19(d)(e)	6,302,337	158	0.642626	Series 18	6,302,337	158	0.628938	Series 18
Series 20(d)(f)	8,039,268	201	0.902500	Series 21	8,039,268	201	0.902500	Series 21
Series 21(d)(f)	5,960,732	149	0.554501	Series 20	5,960,732	149	0.541438	Series 20
Series 22(d)(g)	9,376,944	234	0.957500	Series 23	9,376,944	234	0.957500	Series 23
Series 23(d)(g)	2,623,056	66	0.600126	Series 22	2,623,056	66	0.586438	Series 22
Series 30(d)(h)	6,142,738	154	0.455000	Series 31	6,142,738	154	0.455000	Series 31
Series 31(d)(h)	4,457,262	111	0.380126	Series 30	4,457,262	111	0.366438	Series 30
Series 32(d)(i)	11,161,422	279	0.515752	Series 33	11,161,422	279	0.638235	Series 33
Series 33(d)(i)	5,184,345	130	0.465159	Series 32	5,184,345	130	0.334959	Series 32
Series 34(d)(j)(m)	14,000,000	350	1.375000	Series 35	14,000,000	350	1.184800	Series 35
Series 36(d)(k)(m)	20,000,000	500	1.375000	Series 37	20,000,000	500	0.852350	Series 37
Series 38(d)(l)(m)	20,000,000	500	1.351175	Series 39	20,000,000	500	–	–
Total preferred shares	120,745,767	$3,019			143,745,767	$3,594

Terms of preferred shares

	Issue date	Issue price	Initial dividend	Initial dividend payment date	Rate reset spread	Redemption date	Redemption price
Preferred shares(a):
Series 16(b)	October 12, 2007	25.00	0.391950	January 29, 2008	–	January 27, 2017	25.00
Series 17(c)	January 31, 2008	25.00	0.337530	April 28, 2008	–	April 26, 2017	25.00
Series 18(d)(e)	March 25, 2008 March 27, 2008	25.00	0.431500	July 29, 2008	2.05%	April 26, 2018	25.00
Series 19(d)(e)	April 26, 2013	25.00	0.189250	July 29, 2013	2.05%	April 26, 2013 to April 26, 2018	25.50
Series 20(d)(f)	June 10, 2008	25.00	0.167800	July 29, 2008	1.70%	October 26, 2018	25.00
Series 21(d)(f)	October 26, 2013	25.00	0.167875	January 29, 2014	1.70%	October 26, 2013 to October 26, 2018	25.50
Series 22(d)(g)	September 9, 2008	25.00	0.482900	January 28, 2009	1.88%	January 26, 2019	25.00
Series 23(d)(g)	January 26, 2014	25.00	0.173875	April 28, 2014	1.88%	January 26, 2014 to January 26, 2019	25.50
Series 30(d)(h)	April 12, 2010	25.00	0.282200	July 28, 2010	1.00%	April 26, 2020	25.00
Series 31(d)(h)	April 26, 2015	25.00	0.095500	July 29, 2015	1.00%	April 26, 2015 to April 26, 2020	25.50
Series 32(d)(i)	February 1, 2011 February 28, 2011	25.00	0.215410	April 27, 2011	1.34%	February 2, 2021	25.00
Series 33(d)(i)	February 2, 2016	25.00	0.105690	April 27, 2016	1.34%	February 2, 2016 to February 2, 2021	25.50
Series 34(d)(j)(m)	December 17, 2015	25.00	0.497300	April 27, 2016	4.51%	April 26, 2021	25.00
Series 36(d)(k)(m)	March 14, 2016	25.00	0.508600	July 27, 2016	4.72%	July 26, 2021	25.00
Series 38(d)(l)(m)	September 16, 2016	25.00	0.441800	January 27, 2017	4.19%	January 27, 2022	25.00
(a)

Non-cumulative preferential cash dividends on all series are payable quarterly, as and when declared by the Board. Dividends on the Non-cumulative 5-Year Rate Reset Preferred Shares (Series 18, 20, 22, 30 and 32) and the Non-cumulative 5-Year Rate Reset Preferred Shares Non Viability Contingent Capital (NVCC) (Series 34, 36, and 38) are payable at the applicable rate for the initial five-year fixed rate period ending one day prior to the redemption date. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividend on such Rate Reset Preferred Shares will be determined by the sum of the 5-year Government of Canada Yield plus the indicated rate reset spread, multiplied by $25.00. If outstanding, non-cumulative preferential cash dividends on the Series 19, 21, 23, 31, 33, 35, 37 and 39 are payable quarterly, as and when declared by the Board. Dividends on the Non-cumulative 5-Year Rate Reset Preferred Shares (Series 19, 21, 23, 31

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and 33) and the Non-cumulative 5-Year Rate Reset Preferred Shares NVCC (Series 35, 37 and 39) are payable, at a rate equal to the sum of the three month Government of Canada Treasury Bill rate plus the rate reset spread of the converted preferred shares, multiplied by $25.00. For each of the years presented, the Bank paid all of the non-cumulative preferred share dividends.
(b)	On January 27, 2017, the Bank redeemed all outstanding Non-cumulative Preferred shares Series 16 and paid a dividend of $0.328125 per share.
(c)	On April 26, 2017, the Bank redeemed all outstanding Non-cumulative Preferred shares Series 17 and paid a dividend of $0.350000 per share.
(d)	Holders of Fixed Rate Reset Preferred Shares will have the option to convert shares into an equal number of the relevant series of Floating Rate Preferred Shares on the applicable Rate Reset Series conversion date and every five years thereafter. Holders of Floating Rate Reset Preferred Shares have reciprocal conversion options into the relevant series of Fixed Rate Reset Preferred Shares. With respect to Series 18 and 19, 20 and 21, 22 and 23, 30 and 31, 32 and 33, 34 and 35, 36 and 37, and 38 and 39, if the Bank determines that, after giving effect to any Election Notices received, there would be less than 1,000,000 Fixed Rate or Floating Rate Preferred Shares of such Series issued and outstanding on an applicable conversion date, then all of the issued and outstanding preferred shares of such Series will automatically be converted into an equal number of the preferred shares of the other relevant Series.
(e)	Holders of Series 18 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 19 non-cumulative floating rate preferred shares on April 26, 2018 and on April 26 every five years thereafter. With regulatory approval, the Series 18 preferred shares may be redeemed by the Bank on April 26, 2018 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends. With regulatory approval, the Series 19 Non-cumulative Preferred Shares may be redeemed by the Bank at (i) $25.00 together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on April 26, 2018 and on April 26 every five years thereafter, or (ii) $25.50 together with all declared and unpaid dividends to the date fixed for redemption on any other date on or after April 26, 2013.
(f)	Holders of Series 20 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 21 non-cumulative floating rate preferred shares on October 26, 2018, and on October 26 every five years thereafter. With regulatory approval, the Series 20 preferred shares may be redeemed by the Bank on October 26, 2018, and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends. With regulatory approval, the Series 21 Non-cumulative Preferred Shares may be redeemed by the Bank at (i) $25.00 together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on October 26, 2018 and on October 26 every five years thereafter, or (ii) $25.50 together with all declared and unpaid dividends to the date fixed for redemption on any other date on or after October 26, 2013.
(g)	Holders of Series 22 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 23 non-cumulative floating rate preferred shares on January 26, 2019, and on January 26 every five years thereafter. With regulatory approval, the Series 22 preferred shares may be redeemed by the Bank on January 26, 2019, and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends. With regulatory approval, the Series 23 Non-cumulative Preferred Shares may be redeemed by the Bank at (i) $25.00 together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on January 26, 2019 and on January 26 every five years thereafter, or (ii) $25.50 together with all declared and unpaid dividends to the date fixed for redemption on any other date after January 26, 2014.
(h)	Holders of Series 30 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 31 non-cumulative floating rate preferred shares on April 26, 2020, and on April 26 every five years thereafter. With regulatory approval, the Series 30 preferred shares may be redeemed by the Bank on April 26, 2020, and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends. With regulatory approval, the Series 31 Non-cumulative Preferred Shares may be redeemed by the Bank at (i) $25.00 together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on April 26, 2020 and on April 26 every five years thereafter, or (ii) $25.50 together with all declared and unpaid dividends to the date fixed for redemption on any other date after April 26, 2015.
(i)	Holders of Series 32 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 33 non-cumulative floating rate preferred shares on February 2, 2021 and on February 2 every five years thereafter. With regulatory approval, the Series 32 preferred shares may be redeemed by the Bank on February 2, 2021, and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends. With regulatory approval, the Series 33 Non-cumulative Preferred Shares may be redeemed by the Bank at (i) $25.00 together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on February 2, 2021 and on February 2 every five years thereafter, or (ii) $25.50 together with all declared and unpaid dividends to the date fixed redemption on any other date after February 2, 2016.
(j)	Holders of Series 34 Non-cumulative 5-Year Rate Reset Preferred Shares (NVCC) will have the option to convert shares into an equal number of Series 35 non-cumulative floating rate preferred shares on April 26, 2021, and on April 26 every five years thereafter. With regulatory approval, Series 34 preferred shares may be redeemed by the Bank on April 26, 2021, and for Series 35 preferred shares (NVCC), if applicable, on April 26, 2026 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends.
(k)	Holders of Series 36 Non-cumulative 5-Year Rate Reset Preferred Shares (NVCC) will have the option to convert shares into an equal number of Series 37 non-cumulative floating rate preferred shares (NVCC) on July 26, 2021, and on July 26 every five years thereafter. With regulatory approval, Series 36 preferred shares may be redeemed by the Bank on July 26, 2021, and for Series 37 preferred shares, if applicable, on July 26, 2026 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends.
(l)	Holders of Series 38 Non-cumulative 5-Year Rate Reset Preferred Shares (NVCC) will have the option to convert shares into an equal number of Series 39 non-cumulative floating rate preferred shares (NVCC) on January 27, 2022, and on January 27 every five years thereafter. With regulatory approval, Series 38 preferred shares may be redeemed by the Bank on January 27, 2022, and for Series 39 preferred shares, if applicable, on January 27, 2027 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends. The initial dividend was paid on January 27, 2017 at $0.4418 per share of Preferred Shares Series 38.
(m)	These preferred shares contain NVCC provisions necessary for the shares to qualify as Tier 1 regulatory capital under Basel III.

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Under NVCC provisions, NVCC preferred shares Series 34, 35, 36, 37, 38 and 39, if outstanding, are convertible into a variable number of common shares if OSFI announces that the Bank has ceased, or is about to cease, to be viable, or if a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent thereof without which the Bank would have been determined by OSFI to be non-viable. If such a conversion were to occur, NVCC preferred shares Series 34, 35, 36, 37, 38 and 39, if outstanding, would be converted into common shares pursuant to an automatic conversion formula defined as 100% times the share value of $25.00 plus declared and unpaid dividends divided by the conversion price. The conversion price is based on the greater of: (i) a floor price of $5.00 or (subject to adjustments in certain events as set out in their respective prospectus supplements), and (ii) the current market price of the Bank’s common shares at the time of the trigger event (10-day weighted average).

Other equity instruments

Other equity instruments of $1,560 million (US$1.25 billion) include USD-denominated perpetual fixed to floating rate non-cumulative subordinated additional Tier 1 capital securities (NVCC) issued by the Bank on October 12, 2017.

The terms of the notes are described below:

●	The price per note is USD $1,000, with interest paid semi-annually in arrears at 4.65% per annum, for the initial five years. Thereafter, the interest will reset quarterly and accrue at a rate per annum equal to three-month LIBOR plus 2.648%.
●	While interest is payable on a semi-annual basis for the initial five year period, and quarterly thereafter, the Bank may, at its discretion, with notice, cancel the payments. If the Bank does not pay the interest in full to the note holders, the Bank will not declare dividends on its common or preferred shares or redeem, purchase or otherwise retire such shares until the month commencing after the Bank resumes full interest payments on the notes.
●	The notes are redeemable at par 5 years after issuance solely at the option of the Bank, or following a regulatory or tax event, as described in the offering documents. All redemptions are subject to regulatory consent.
●	The notes are the Bank’s direct unsecured obligations, ranking subordinate to all of the Bank’s subordinated indebtedness.
●	NVCC provisions require the conversion of these capital instruments into a variable number of common shares if OSFI announces that the Bank has ceased, or is about to cease, to be viable, or if a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent thereof without which the Bank would have been determined by OSFI to be non-viable. If such a conversion were to occur, outstanding NVCC subordinated additional Tier 1 capital securities, would be converted into common shares pursuant to an automatic conversion formula defined as 125% of the par value plus accrued and unpaid interest divided by the conversion price. The conversion price is based on the greater of: (i) the U.S. dollar equivalent of $5.00 (subject to adjustments in certain events as set out in their respective prospectus supplements), and (ii) the U.S. dollar equivalent of the current market price of the Bank’s common shares at the time of the trigger event (10-day weighted average). The U.S. dollar equivalents of the floor price and the current market price are based on the mid-day CAD/USD exchange rate on the day prior to the trigger event.

The notes have been determined to be compound instruments that have both equity and liability features. At inception, the fair value of the liability component is initially measured with any residual amount assigned to the equity component. On the date of issuance, the Bank has assigned an insignificant value to the liability component of the notes and, as a result, the proceeds received upon issuance of the notes have been presented as equity. The Bank will continue to monitor events that could impact the value of the liability component.

c)	Restrictions on dividend payments

Under the Bank Act, the Bank is prohibited from declaring any dividends on its common or preferred shares when the Bank is, or would be placed by such a declaration, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends to which preferred shareholders are then entitled have been paid or sufficient funds have been set aside to do so.

In the event that applicable cash distributions on any of the Scotiabank Trust Securities are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred or common shares. Similarly, should the Bank fail to declare regular dividends on any of its directly issued outstanding preferred or common shares, cash distributions will also not be made on any of the Scotiabank Trust Securities.

In the event that distributions on the Bank’s subordinated additional Tier 1 capital securities (NVCC) are not paid in full, the Bank has undertaken not to declare dividends on its common or preferred shares until the month commencing after such distributions have been made in full.

Currently, these limitations do not restrict the payment of dividends on preferred or common shares.

24	Capital Management

The primary regulator over the Bank’s consolidated capital adequacy is the Office of the Superintendent of Financial Institutions, Canada (OSFI). The capital adequacy regulations in Canada are largely consistent with international standards set by the Basel Committee on Banking Supervision (BCBS). OSFI requires Canadian deposit-taking institutions to fully implement the 2019 Basel III reforms, without the transitional phase-in provisions for capital deductions (referred to as ‘all-in’), and achieve minimums of 7%, 8.5% and 10.5% for CET1, Tier 1 and Total Capital, respectively. OSFI has also designated the Bank as a domestic systemically important bank (D-SIB), increasing its minimum capital ratio requirements by 1% across all tiers of capital effective January 1, 2016, in line with the requirements for global systemically important banks.

In addition to risk-based capital requirements, the Basel III reforms introduced a simpler, non risk-based Leverage ratio requirement to act as a supplementary measure to its risk-based capital requirements. Institutions are expected to maintain a material operating buffer above the 3% minimum.

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The Bank’s regulatory capital ratios were as follows:

	2017		2016
As at October 31 ($ millions)	All-in	Transitional	All-in	Transitional
Capital
Common Equity Tier 1 Capital	$43,352	$46,051	$39,989	$45,816
Net Tier 1 Capital	$49,473	$50,623	$45,066	$47,668
Total regulatory capital	$56,113	$57,222	$53,330	$55,824
Risk-weighted assets/exposures used in calculation of capital ratios
CET1 risk-weighted assets(1)(2)	$376,379	$387,292	$364,048	$368,215
Tier 1 risk-weighted assets(1)(2)	$376,379	$387,292	$364,504	$368,215
Total risk-weighted assets(1)(2)	$376,379	$387,292	$364,894	$368,215
Leverage exposures	$1,052,891	$1,053,928	$1,010,987	$1,013,346
Capital ratios
Common Equity Tier 1 Capital ratio	11.5%	11.9%	11.0%	12.4%
Tier 1 capital ratio	13.1%	13.1%	12.4%	12.9%
Total capital ratio	14.9%	14.8%	14.6%	15.2%
Leverage ratio	4.7%	4.8%	4.5%	4.7%

(1)	In accordance with OSFI’s requirements, scalars for CVA risk-weighted assets of 0.72, 0.77 and 0.81 (0.64, 0.71 and 0.77 in 2016) were used to compute the CET1 capital ratio, Tier 1 capital ratio and Total capital ratio, respectively.
(2)	Since the introduction of Basel II in 2008, OSFI has prescribed a minimum capital floor for institutions that use the advanced internal ratings-based approach for credit risk. The Basel I capital floor add-on is determined by comparing a capital requirement calculated by reference to Basel I against the Basel III calculation, as specified by OSFI. A shortfall in the Basel III capital requirement as compared with the Basel I floor is added to RWA. As at October 31, 2017, CET1, Tier 1 and Total Capital RWA include Basel I floor adjustments of $12.8 billion, $12.6 billion and $12.4 billion, respectively (2016 - nil).

The Bank substantially exceeded the OSFI capital targets as at October 31, 2017. OSFI has also prescribed an authorized leverage ratio and the Bank was above the regulatory minimum as at October 31, 2017.

25	Share-Based Payments

(a)	Stock option plans

The Bank grants stock options and stand-alone stock appreciation rights (SARs) as part of the Employee Stock Option Plan. Options to purchase common shares and/or to receive an equivalent cash payment, as applicable, may be granted to selected employees at an exercise price of the higher of the closing price of the Bank’s common shares on the Toronto Stock Exchange (TSX) on the trading day prior to the grant date or the volume weighted average trading price for the five trading days immediately preceding the grant date.

Stock Options granted since December 2014 vest 50% at the end of the third year and 50% at the end of the fourth year. This change is prospective and does not impact prior period grants. Stock Options are exercisable no later than 10 years after the grant date. In the event that the expiry date falls within an insider trading blackout period, the expiry date will be extended for 10 business days after the end of the blackout period. As approved by the shareholders, a total of 129 million common shares have been reserved for issuance under the Bank’s Employee Stock Option Plan of which 104.6 million common shares have been issued as a result of the exercise of options and 15.4 million common shares are committed under outstanding options, leaving 9.0 million common shares available for issuance as options. Outstanding options expire on dates ranging from December 11, 2017 to December 1, 2026.

The cost of these options is recognized on a graded vesting basis except where the employee is eligible to retire prior to a tranche’s vesting date, in which case the cost is recognized between the grant date and the date the employee is eligible to retire.

The stock option plans include:

●	Tandem stock appreciation rights

Employee stock options granted between December 2, 2005 to November 1, 2009 have Tandem SARs, which provide the employee the choice to either exercise the stock option for shares, or to exercise the Tandem SARs and thereby receive the intrinsic value of the stock option in cash. As at October 31, 2017, 5,900 Tandem SARs were outstanding (2016 – 57,800).

The share-based payment liability recognized for vested Tandem SARs as at October 31, 2017 was nil (2016 – $2 million). The corresponding intrinsic value of this liability as at October 31, 2017 was nil (2016 – $2 million).

In 2017, an expense of $0.4 million (2016 – $0.4 million expense) was recorded in salaries and employee benefits in the Consolidated Statement of Income. This expense is net of gains arising from derivatives used to manage the volatility of share-based payments of $0.3 million (2016 –$0.6 million gains).

●	Stock options

Employee stock options granted beginning December 2009 are equity-classified stock options which call for settlement in shares and do not have Tandem SARs features.

The amount recorded in equity – other reserves for vested stock options as at October 31, 2017 was $177 million (2016 – $161 million).

In 2017, an expense of $7 million (2016 – $7 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income. As at October 31, 2017, future unrecognized compensation cost for non-vested stock options was $4 million (2016 – $4 million) which is to be recognized over a weighted-average period of 1.90 years (2016 – 1.80 years).

●	Stock appreciation rights

Stand-alone SARs are granted instead of stock options to selected employees in countries where local laws may restrict the Bank from issuing shares. When a SAR is exercised, the Bank pays the appreciation amount in cash equal to the rise in the market price of the Bank’s common shares since the grant date.

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During fiscal 2017, 60,840 SARs were granted (2016 – 77,298) and as at October 31, 2017, 1,275,608 SARs were outstanding (2016 – 1,541,368), of which 1,229,330 SARs were vested (2016 – 1,478,854).

The share-based payment liability recognized for vested SARs as at October 31, 2017 was $31 million (2016 – $25 million). The corresponding intrinsic value of this liability as at October 31, 2017 was $28 million (2016 – $25 million).

In 2017, a benefit of $2 million (2016 – benefit of $2 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income. This benefit is net of gains arising from derivatives used to manage the volatility of share-based payment of $20 million (2016 – $18 million gains).

Determination of fair values

The share-based payment liability and corresponding expense for SARs and options with Tandem SAR features were quantified using the Black-Scholes option pricing model with the following assumptions and resulting fair value per award:

As at October 31	2017	2016
Assumptions
Risk-free interest rate%	1.38% - 1.59%	0.56% - 0.81%
Expected dividend yield	3.61%	3.92%
Expected price volatility	15.3% - 23.38%	16.28% - 30.40%
Expected life of option	0.00 - 4.53 years	0.00 - 4.48 years
Fair value
Weighted-average fair value	$25.72	$17.69

The share-based payment expense for stock options, i.e., without Tandem SAR features, was quantified using the Black-Scholes option pricing model on the date of grant. The fiscal 2017 and 2016 stock option grants were fair valued using the following weighted-average assumptions and resulting fair value per award:

	2017 Grant	2016 Grant
Assumptions
Risk-free interest rate %	1.27%	1.20%
Expected dividend yield	3.81%	4.49%
Expected price volatility	17.24%	20.10%
Expected life of option	6.67 years	6.65 years
Fair value
Weighted-average fair value	$6.51	$5.27

The risk-free rate is based on Canadian treasury bond rates interpolated for the maturity equal to the expected life until exercise of the options. Expected dividend yield is based on historical dividend payout. Expected price volatility is determined based on the historical volatility for compensation. For accounting purposes, an average of the market consensus implied volatility for traded options on our common shares and the historical volatility is used.

Details of the Bank’s Employee Stock Option Plan are as follows(1):

	2017		2016
As at October 31	Number of stock options (000’s)	Weighted average exercise price	Number of stock options (000’s)	Weighted average exercise price
Outstanding at beginning of year	19,852	$54.55	22,957	$53.19
Granted	1,141	74.14	1,263	60.67
Exercised as options	(5,338)	50.25	(4,224)	48.81
Exercised as Tandem SARs	(33)	52.59	(28)	48.41
Forfeited	(67)	65.97	(92)	62.49
Expired	–	–	(24)	61.47
Outstanding at end of year(2)	15,555	$57.42	19,852	$54.55
Exercisable at end of year(2)	10,980	$53.44	14,617	$51.57
Available for grant	9,156		10,198

	Options Outstanding			Options Exercisable
As at October 31, 2017	Number of stock options (000’s)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of stock options (000’s)	Weighted average exercise price
Range of exercise prices
$33.89 to $47.75	2,337	1.78	$43.28	2,337	$43.28
$49.93 to $55.21	2,285	3.75	$50.43	2,285	$50.43
$55.63 to $60.67	5,585	5.04	$56.74	4,357	$55.63
$63.98 to $74.14	5,348	6.85	$67.31	2,001	$63.98
	15,555	4.98	$57.42	10,980	$53.44

(1)	Excludes SARs.
(2)	Includes options of 5,900 Tandem SARs (2016 – 57,800) and 156,520 options originally issued under HollisWealth plans (2016 – 257,170).

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(b)	Employee share ownership plans

Eligible employees can contribute up to a specified percentage of salary towards the purchase of common shares of the Bank. In general, the Bank matches 50% of eligible contributions, up to a maximum dollar amount, which is expensed in salaries and employee benefits. In Canada, the maximum dollar amounts were increased effective January 1, 2016. During 2017, the Bank’s contributions totalled $54 million (2016 – $49 million). Contributions, which are used to purchase common shares in the open market, do not result in a subsequent expense to the Bank from share price appreciation.

As at October 31, 2017, an aggregate of 18 million common shares were held under the employee share ownership plans (2016 – 19 million). The shares in the employee share ownership plans are considered outstanding for computing the Bank’s basic and diluted earnings per share.

(c)	Other share-based payment plans

Other share-based payment plans use notional units that are valued based on the Bank’s common share price on the TSX. These units accumulate dividend equivalents in the form of additional units based on the dividends paid on the Bank’s common shares. These plans are settled in cash and, as a result, are liability-classified. Fluctuations in the Bank’s share price change the value of the units, which affects the Bank’s share-based payment expense. As described below, the value of a portion of the Performance Share Unit notional units also varies based on Bank performance. Upon exercise or redemption, payments are made to the employees with a corresponding reduction in the accrued liability.

In 2017, an aggregate expense of $203 million (2016 – $237 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income for these plans. This expense includes gains from derivatives used to manage the volatility of share-based payment of $160 million (2016 – $121 million gains).

As at October 31, 2017, the share-based payment liability recognized for vested awards under these plans was $946 million (2016 –$849 million).

Details of these other share-based payment plans are as follows:

Deferred Stock Unit Plan (DSU)

Under the DSU Plan, senior executives may elect to receive all or a portion of their cash bonus under the Annual Incentive Plan (which is expensed for the year awarded in salaries and employee benefits in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. In addition the DSU plan allows for eligible executives of the Bank to participate in grants that are not allocated from the Annual Incentive Plan election. These grants are subject to specific vesting schedules. Units are redeemable in cash only when an executive ceases to be a Bank employee, and must be redeemed by December 31 of the year following that event. As at October 31, 2017, there were 755,472 units (2016 – 703,168) awarded and outstanding of which 684,017 units were vested (2016 – 703,168).

Directors’ Deferred Stock Unit Plan (DDSU)

Under the DDSU Plan, non-officer directors of the Bank may elect to receive all or a portion of their fee for that fiscal year (which is expensed by the Bank in other expenses in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable in cash, only following resignation or retirement, and must be redeemed by December 31 of the year following that event. As at October 31, 2017, there were 299,867 units outstanding (2016 – 348,197).

Restricted Share Unit Plan (RSU)

Under the RSU Plan, selected employees receive an award of restricted share units which, for the majority of grants, vest at the end of three years. There are certain grants that provide for a graduated vesting schedule. Upon vesting all RSU units are paid in cash to the employee. The share-based payment expense is recognized evenly over the vesting period except where the employee is eligible to retire prior to the vesting date in which case, the expense is recognized between the grant date and the date the employee is eligible to retire. As at October 31, 2017, there were 2,197,100 units (2016 – 2,214,543) awarded and outstanding of which 1,497,340 were vested (2016 –1,537,076).

Performance Share Unit Plan (PSU)

Eligible executives receive an award of performance share units, for the majority of grants vest at the end of three years. One grant provides for a graduated vesting schedule which includes a specific performance factor calculation. A portion of the PSU awards are subject to performance criteria measured over a three-year period whereby a multiplier factor is applied which impacts the incremental number of outstanding shares due to employees. The three-year performance measures include return on equity compared to target and total shareholder return relative to a comparator group selected prior to the granting of the award. The Bank uses a probability-weighted-average of potential outcomes to estimate the multiplier impact. The share-based payment expense is recognized over the vesting period except where the employee is eligible to retire prior to the vesting date; in which case, the expense is recognized between the grant date and the date the employee is eligible to retire. This expense varies based on changes in the Bank’s share price and the Bank’s performance compared to the performance measures. Upon vesting, the units are paid in cash to the employee. As at October 31, 2017, there were 8,250,143 units (2016 – 8,588,753) outstanding subject to performance criteria, of which 6,718,738 units were vested (2016 – 7,035,242).

Deferred Performance Plan

Under the Deferred Performance Plan, a portion of the bonus received by Global Banking and Markets employees (which is accrued and expensed in the year to which it relates) is allocated to qualifying employees in the form of units. These units are subsequently paid in cash to the employees over each of the following three years. Changes in the value of the units, which arise from fluctuations in the market price of the Bank’s common shares, are expensed in the same manner as the Bank’s other liability-classified share-based payment plans in the salaries and employee benefits expense in the Consolidated Statement of Income. As at October 31, 2017, there were 1,587,037 units outstanding (2016 – 1,802,540).

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26	Corporate Income Taxes

Corporate income taxes recorded in the Bank’s consolidated financial statements for the years ended October 31 are as follows:

(a)	Components of income tax provision

For the year ended October 31 ($ millions)	2017	2016	2015
Provision for income taxes in the Consolidated Statement of Income:

Current income taxes:
Domestic:
Federal	$533	$467	$528
Provincial	424	386	459
Adjustments related to prior periods	24	4	23
Foreign	903	935	897
Adjustments related to prior periods	(29)	(19)	2
	1,855	1,773	1,909

Deferred income taxes:
Domestic:
Federal	33	141	(16)
Provincial	16	70	(20)
Foreign	129	46	(20)
	178	257	(56)
Total provision for income taxes in the Consolidated Statement of Income	$2,033	$2,030	$1,853
Provision for income taxes in the Consolidated Statement of Changes in Equity:
Current income taxes	$82	$(158)	$(496)
Deferred income taxes	198	(168)	(8)
	280	(326)	(504)

Reported in:
Other Comprehensive Income	275	(322)	(464)
Retained earnings	(1)	(10)	(43)
Common shares	1	1	1
Other reserves	5	5	2
Total provision for income taxes in the Consolidated Statement of Changes in Equity	280	(326)	(504)
Total provision for income taxes	$2,313	$1,704	$1,349

Provision for income taxes in the Consolidated Statement of Income includes:
Deferred tax expense (benefit) relating to origination/reversal of temporary differences	$191	$372	$118
Deferred tax expense (benefit) of tax rate changes	(2)	(4)	(2)
Deferred tax expense (benefit) of previously unrecognized tax losses, tax credits and temporary differences	(11)	(111)	(172)
	$178	$257	$(56)

(b)	Reconciliation to statutory rate

Income taxes in the Consolidated Statement of Income vary from the amounts that would be computed by applying the composite federal and provincial statutory income tax rate for the following reasons:

	2017		2016		2015
For the year ended October 31 ($ millions)	Amount	Percent of pre-tax income	Amount	Percent of pre-tax income	Amount	Percent of pre-tax income
Income taxes at Canadian statutory rate	$2,715	26.4%	$2,485	26.4%	$2,386	26.3%
Increase (decrease) in income taxes resulting from:
Lower average tax rate applicable to subsidiaries and foreign branches	(286)	(2.8)	(234)	(2.5)	(233)	(2.6)
Tax-exempt income from securities	(407)	(3.9)	(220)	(2.3)	(281)	(3.1)
Deferred income tax effect of substantively enacted tax rate changes	(2)	–	(4)	–	(2)	–
Other, net	13	0.1	3	–	(17)	(0.2)
Total income taxes and effective tax rate	$2,033	19.8%	$2,030	21.6%	$1,853	20.4%

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(c)	Deferred taxes

Significant components of the Bank’s deferred tax assets and liabilities are as follows:

	Statement of Income		Statement of Financial Position
	For the year ended		As at
October 31 ($ millions)	2017	2016	2017	2016
Deferred tax assets:
Loss carryforwards	$62	$57	$417	$484
Allowance for credit losses	45	3	793	852
Deferred compensation	(25)	(14)	219	224
Deferred income	(124)	18	405	289
Property and equipment	(19)	99	133	101
Pension and other post-retirement benefits	(6)	18	720	937
Securities	(17)	139	169	162
Other	(169)	57	640	511
Total deferred tax assets	$(253)	$377	$3,496	$3,560
Deferred tax liabilities:
Deferred income	$(21)	$5	$133	$122
Property and equipment	(32)	7	138	75
Pension and other post-retirement benefits	(9)	25	136	146
Securities	111	19	126	221
Intangible assets	(53)	(129)	1,094	1,043
Other	(427)	193	853	543
Total deferred tax liabilities	$(431)	$120	$2,480	$2,150
Net deferred tax assets (liabilities)(1)	$178	$257	$1,016	$1,410
(1)	For Consolidated Statement of Financial Position presentation, deferred tax assets and liabilities are assessed by legal entity. As a result, the net deferred tax assets of $1,016 (2016 – $1,410) are represented by deferred tax assets of $1,713 (2016 – $2,021), and deferred tax liabilities of $697 (2016 – $611) on the Consolidated Statement of Financial Position.

The major changes to net deferred taxes were as follows:

For the year ended October 31 ($ millions)	2017	2016
Balance at beginning of year	$1,410	$1,435
Deferred tax benefit (expense) for the year recorded in income	(178)	(257)
Deferred tax benefit (expense) for the year recorded in equity	(198)	168
Acquired in business combinations	–	71
Other	(18)	(7)
Balance at end of year	$1,016	$1,410

The tax related to temporary differences, unused tax losses and unused tax credits for which no deferred tax asset is recognized in the Consolidated Statement of Financial Position amounts to $82 million (October 31, 2016 – $55 million). The amount related to unrecognized losses is $9 million, which will expire as follows: $4 million in 2021 and beyond and $5 million have no fixed expiry date.

Included in the net deferred tax asset are tax benefits of $92 million (2016 – $73 million) that have been recognized in certain Canadian and foreign subsidiaries that have incurred losses in either the current or the preceding year. In determining if it is appropriate to recognize these tax benefits, the Bank relied on projections of future taxable profits.

The amount of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures for which deferred tax liabilities have not been recognized at October 31, 2017 is $27 billion (2016 – $24 billion).

Reassessment of dividend deductions

In November 2016 the Bank received a federal reassessment of $179 million for tax and interest as a result of the Canada Revenue Agency denying the tax deductibility of certain Canadian dividends received during the 2011 taxation year. In August 2017, the Bank received a reassessment of $185 million for tax and interest for the 2012 taxation year. The circumstances of the dividends subject to the reassessment are similar to those prospectively addressed by recently enacted rules which had been introduced in the 2015 Canadian federal budget. The Bank is confident that its tax filing position was appropriate and in accordance with the relevant provisions of the Income Tax Act (Canada), and intends to vigorously defend its position.

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27	Employee Benefits

The Bank sponsors a number of employee benefit plans, including pensions (defined benefit and defined contribution) and other benefit plans (post-retirement benefits and other long-term employee benefits) for most of its employees globally. The information presented below relates to the Bank’s principal plans; other plans operated by certain subsidiaries of the Bank are not considered material and are not included in these disclosures.

Global pension plans

The principal pension plans include plans in Canada, the US, Mexico, the UK, Ireland, Jamaica, Trinidad & Tobago and other countries in the Caribbean in which the Bank operates. The Bank has a strong and well defined governance structure to manage these global obligations. The investment policy for each principal plan is reviewed periodically and all plans are in good standing with respect to legislation and local regulations.

Actuarial valuations for funding purposes for the Bank’s funded pension plans are conducted as required by applicable legislation. The purpose of the actuarial valuation is to determine the funded status of the plans on a going-concern and statutory basis and to determine the required contributions. The plans are funded in accordance with applicable pension legislation and the Bank’s funding policies such that future benefit promises based on plan provisions are well secured. The assumptions used for the funding valuations are set by independent plan actuaries on the basis of the requirements of the local actuarial standards of practice and statutes.

Scotiabank Pension Plan (Canada)

The most significant pension plan is the Scotiabank Pension Plan (SPP) in Canada, a defined benefit pension plan, which includes an optional defined contribution (DC) component for employees in Canada hired on or after January 1, 2016. As the administrator of the SPP, the Bank has established a well-defined governance structure and policies to ensure compliance with legislative and regulatory requirements under OSFI and the Canada Revenue Agency. The Bank appoints a number of committees to oversee and make decisions related to the administration of the SPP. Certain committees are also responsible for the investment of the assets of the SPP Fund and for monitoring the investment managers and performance.

●	The Human Resources Committee (HRC) of the Board approves the charter of the Pension Administration and Investment Committee (PAIC), reviews reports, and approves the investment policy. The HRC also reviews and recommends any amendments to the SPP to the Board of Directors.
●	PAIC is responsible for recommending the investment policy to the HRC, for appointing and monitoring investment managers, and for reviewing auditor and actuary reports. PAIC also monitors the administration of member pension benefits.
●	The Scotiabank Master Trust Committee (MTC) invests assets in accordance with the investment policy and all applicable legislation. The MTC assigns specific mandates to investment managers. PAIC and the MTC both have independent member representation on the committees.
●	The Capital Accumulation Plans (CAP) Committee is responsible for the administration and investment of the DC component of the SPP including the selection and monitoring of investment options available to DC participants.

Actuarial valuations for funding purposes for the SPP are conducted on an annual basis. The most recent funding valuation was conducted as of November 1, 2016. Contributions are being made to the SPP in accordance with this valuation and are shown in the table in b) below. The assumptions used for the funding valuation are set by independent plan actuaries on the basis of the requirements of the Canadian Institute of Actuaries and applicable regulation.

Other benefit plans

The principal other benefit plans include plans in Canada, the US, Mexico, Uruguay, the UK, Jamaica, Trinidad & Tobago, Colombia and other countries in the Caribbean in which the Bank operates. The most significant other benefit plans provided by the Bank are in Canada.

Key assumptions

The financial information reported below in respect of pension and other benefit plans are based on a number of assumptions. The most significant assumption is the discount rate used to determine the defined benefit obligation, which is set by reference to the yields on high quality corporate bonds that have durations that match the terms of the Bank’s obligations. Prior to 2016, the discount rate used to determine the annual benefit expense was the same as the rate used to determine the defined benefit obligation at the beginning of the period. Beginning in 2016, separate discount rates are used to determine the annual benefit expense in Canada and the US. These rates are determined with reference to the yields on high quality corporate bonds with durations that match the various components of the annual benefit expense. The discount rate used to determine the annual benefit expense for all other plans continues to be same as the rate used to determine the defined benefit obligation at the beginning of the period. Other assumptions set by management are determined in reference to market conditions, plan-level experience, best practices and future expectations. The key weighted-average assumptions used by the Bank for the measurement of the benefit obligation and benefit expense for all of the Bank’s principal plans are summarized in the table in f) below.

Risk management

The Bank’s defined benefit pension plans and other benefit plans expose the Bank to a number of risks. Some of the more significant risks include interest rate risk, investment risk, longevity risk and health care cost increases, among others. These risks could result in higher defined benefit expense and a higher defined benefit obligation to the extent that:

●	there is a decline in discount rates; and/or
●	plan assets returns are less than expected; and/or
●	plan members live longer than expected; and/or
●	health care costs are higher than assumed.

In addition to the governance structure and policies in place, the Bank manages risks by regularly monitoring market developments and asset investment performance. The Bank also monitors regulatory and legislative changes along with demographic trends and revisits the investment strategy and/or plan design as warranted.

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a) Relative size of plan obligations and assets

	Pension plans			Other benefit plans
	Canada
For the year ended October 31, 2017	SPP	Other	International	Canada	International
Percentage of total benefit obligations	74%	11%	15%	63%	37%
Percentage of total plan assets	76%	6%	18%	18%	82%
Percentage of total benefit expense(1)	80%	16%	4%	51%	49%

	Pension plans			Other benefit plans
	Canada
For the year ended October 31, 2016	SPP	Other	International	Canada	International
Percentage of total benefit obligations	73%	11%	16%	63%	37%
Percentage of total plan assets	76%	6%	18%	19%	81%
Percentage of total benefit expense(1)	76%	17%	7%	46%	54%
(1)	Excludes non-routine benefit expense items such as past service costs, curtailment charges and settlement charges.

b) Cash contributions and payments

The table below shows the cash contributions and payments made by the Bank to its principal plans in 2017, and the two prior years.

Contributions to the principal plans for the year ended October 31 ($ millions)	2017	2016	2015
Defined benefit pension plans (cash contributions to fund the plans, including paying beneficiaries under the unfunded pension arrangements)
SPP	$286	$187	$236
All other plans	185	77	60
Other benefit plans (cash contributions mainly in the form of benefit payments to beneficiaries)	51	45	42
Defined contribution pension plans (cash contributions)	35	31	29
Total contributions(1)	$557	$340	$367
(1)	Based on preliminary estimates, the Bank expects to make contributions of $290 to the SPP, $35 to all other defined benefit pension plans, $58 to other benefit plans and $39 to all other defined contribution plans for the year ending October 31, 2018.

c) Funded and unfunded plans

The excess (deficit) of the fair value of assets over the benefit obligation at the end of the year includes the following amounts for plans that are wholly unfunded and plans that are wholly or partly funded.

	Pension plans			Other benefit plans
As at October 31 ($ millions)	2017	2016	2015	2017	2016	2015
Benefit obligation
Benefit obligation of plans that are wholly unfunded	$418	$408	$373	$1,324	$1,310	$1,231
Benefit obligation of plans that are wholly or partly funded	8,424	8,731	7,740	334	372	408

Funded status
Benefit obligation of plans that are wholly or partly funded	$8,424	$8,731	$7,740	$334	$372	$408
Fair value of assets	8,329	7,770	7,615	266	284	307
Excess (deficit) of fair value of assets over benefit obligation of wholly or partly funded plans	$(95)	$(961)	$(125)	$(68)	$(88)	$(101)
Benefit obligation of plans that are wholly unfunded	418	408	373	1,324	1,310	1,231
Excess (deficit) of fair value of assets over total benefit obligation	$(513)	$(1,369)	$(498)	$(1,392)	$(1,398)	$(1,332)
Effect of asset limitation and minimum funding requirement	(39)	(60)	(41)	–	–	–
Net asset (liability) at end of year	$(552)	$(1,429)	$(539)	$(1,392)	$(1,398)	$(1,332)

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d) Financial information

The following tables present financial information related to the Bank’s principal plans.

	Pension plans			Other benefit plans
For the year ended October 31 ($ millions)	2017	2016	2015	2017	2016	2015
Change in benefit obligation
Benefit obligation at beginning of year	$9,139	$8,113	$7,947	$1,682	$1,639	$1,619
Current service cost	330	284	304	39	39	43
Interest cost on benefit obligation	297	314	350	72	77	84
Employee contributions	24	24	23	–	–	–
Benefits paid	(724)	(593)	(498)	(76)	(71)	(73)
Actuarial loss (gain)	(46)	1,119	152	(36)	95	(52)
Past service cost	–	(16)	(241)	4	(77)	3
Business combination	–	–	–	1	9	–
Settlements	(157)	–	(48)	–	–	(2)
Foreign exchange	(21)	(106)	124	(28)	(29)	17
Benefit obligation at end of year	$8,842	$9,139	$8,113	$1,658	$1,682	$1,639

Change in fair value of assets
Fair value of assets at beginning of year	7,770	7,615	7,323	284	307	341
Interest income on fair value of assets	273	310	343	19	22	23
Return on plan assets in excess of interest income on fair value of assets	700	275	55	1	5	(12)
Employer contributions	471	264	296	51	45	42
Employee contributions	24	24	23	–	–	–
Benefits paid	(724)	(593)	(498)	(76)	(71)	(73)
Administrative expenses	(13)	(12)	(12)	–	–	–
Business combination	–	–	–	–	2	–
Settlements	(157)	–	(39)	(1)	–	–
Foreign exchange	(15)	(113)	124	(12)	(26)	(14)
Fair value of assets at end of year	$8,329	$7,770	$7,615	$266	$284	$307

Funded status
Excess (deficit) of fair value of assets over benefit obligation at end of year	(513)	(1,369)	(498)	(1,392)	(1,398)	(1,332)
Effect of asset limitation and minimum funding requirement(1)	(39)	(60)	(41)	–	–	–
Net asset (liability) at end of year	$(552)	$(1,429)	$(539)	$(1,392)	$(1,398)	$(1,332)
Recorded in:
Other assets in the Bank’s Consolidated Statement of Financial Position	256	184	183	1	–	–
Other liabilities in the Bank’s Consolidated Statement of Financial Position	(808)	(1,613)	(722)	(1,393)	(1,398)	(1,332)
Net asset (liability) at end of year	$(552)	$(1,429)	$(539)	$(1,392)	$(1,398)	$(1,332)

Annual benefit expense
Current service cost	330	284	304	39	39	43
Net interest expense (income)	29	9	15	53	55	60
Administrative expenses	11	13	10	–	–	–
Past service costs	–	(16)	(241)	4	(77)	4
Amount of settlement (gain) loss recognized	–	–	(9)	–	–	(2)
Remeasurement of other long-term benefits	–	–	–	(3)	(20)	4
Benefit expense (income) recorded in the Consolidated Statement of Income	$370	$290	$79	$93	$(3)	$109
Defined contribution benefit expense	$35	$31	$29	$–	$–	$–

Remeasurements
(Return) on plan assets in excess of interest income on fair value of assets	(700)	(275)	(55)	1	(3)	13
Actuarial loss (gain) on benefit obligation	(46)	1,119	152	(35)	113	(58)
Change in the asset limitation	(25)	18	(49)	–	–	–
Remeasurements recorded in OCI	$(771)	$862	$48	$(34)	$110	$(45)

Total benefit cost	$(366)	$1,183	$156	$59	$107	$64

Additional details on actual return on assets and actuarial (gains) and losses
Actual return on assets (net of administrative expenses)	$960	$573	$386	$20	$27	$11
Actuarial (gains) and losses from changes in demographic assumptions	(6)	9	91	–	(5)	(22)
Actuarial (gains) and losses from changes in financial assumptions	(71)	1,116	22	(13)	133	(28)
Actuarial (gains) and losses from changes in experience	31	(6)	39	(23)	(33)	(2)

Additional details on fair value of pension plan assets invested
In Scotiabank securities (stock, bonds)	457	410	404	4	–	–
In property occupied by Scotiabank	4	5	5	–	–	–

Change in asset ceiling/onerous liability
Asset ceiling /onerous liability at end of prior year	60	41	77	–	–	–
Interest expense	5	5	8	–	–	–
Remeasurements	(25)	18	(49)	–	–	–
Foreign exchange	(1)	(4)	5	–	–	–
Asset ceiling /onerous liability at end of year	$39	$60	$41	$–	$–	$–

(1)	The recognized asset is limited by the present value of economic benefits available from a reduction in future contributions to a plan and from the ability to pay plan expenses from the fund.

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e) Maturity profile of the defined benefit obligation

The weighted average duration of the total benefit obligation at October 31, 2017 is 15.3 years (2016 – 15.3 years, 2015 – 15.3 years).

	Pension plans			Other benefit plans
For the year ended October 31	2017	2016	2015	2017	2016	2015
Disaggregation of the benefit obligation (%)
Canada
Active members	58%	60%	58%	29%	33%	35%
Inactive and retired members	42%	40%	42%	71%	67%	65%
Total	100%	100%	100%	100%	100%	100%
Mexico
Active members	27%	29%	30%	55%	57%	58%
Inactive and retired members	73%	71%	70%	45%	43%	42%
Total	100%	100%	100%	100%	100%	100%
United States
Active members	48%	33%	39%	35%	38%	37%
Inactive and retired members	52%	67%	61%	65%	62%	63%
Total	100%	100%	100%	100%	100%	100%

f) Key assumptions (%)

The key weighted-average assumptions used by the Bank for the measurement of the benefit obligation and benefit expense for all of the Bank’s principal plans are summarized as follows:

	Pension plans			Other benefit plans
For the year ended October 31	2017	2016	2015	2017	2016	2015
Benefit obligation at end of year
Discount rate – all plans	3.90%	3.86%	4.64%	4.86%	4.74%	5.33%
Discount rate – Canadian plans only	3.60%	3.60%	4.40%	3.53%	3.42%	4.27%
Rate of increase in future compensation(1)	2.76%	2.72%	2.75%	4.07%	4.09%	4.41%
Benefit expense (income) for the year
Discount rate – All plans
Discount rate for defined benefit obligations	3.86%	4.64%	4.46%	4.74%	5.33%	5.24%
Discount rate for net interest cost	3.33%	4.03%	4.46%	4.42%	4.91%	5.24%
Discount rate for service cost	4.01%	4.83%	4.46%	5.09%	5.62%	5.24%
Discount rate for interest on service cost	3.64%	4.31%	4.46%	4.94%	5.56%	5.24%
Discount rate – Canadian plans only
Discount rate for defined benefit obligations	3.60%	4.40%	4.20%	3.42%	4.27%	4.12%
Discount rate for net interest cost	3.00%	3.70%	4.20%	2.98%	3.67%	4.12%
Discount rate for service cost	3.70%	4.60%	4.20%	3.75%	4.54%	4.12%
Discount rate for interest on service cost	3.30%	4.00%	4.20%	3.56%	4.44%	4.12%
Rate of increase in future compensation(1)	2.72%	2.75%	2.77%	4.09%	4.41%	4.51%
Health care cost trend rates at end of year
Initial rate	n/a	n/a	n/a	5.99%	6.12%	6.29%
Ultimate rate	n/a	n/a	n/a	4.93%	4.93%	4.97%
Year ultimate rate reached	n/a	n/a	n/a	2030	2030	2030
Assumed life expectancy in Canada (years)
Life expectancy at 65 for current pensioners – male	23.2	23.2	23.1	23.2	23.2	23.1
Life expectancy at 65 for current pensioners – female	24.4	24.3	24.3	24.4	24.3	24.3
Life expectancy at 65, for future pensioners currently aged 45 – male	24.2	24.2	24.1	24.2	24.2	24.1
Life expectancy at 65, for future pensioners currently aged 45 – female	25.3	25.3	25.2	25.3	25.3	25.2
Assumed life expectancy in Mexico (years)
Life expectancy at 65 for current pensioners – male	21.3	21.3	21.3	21.3	21.3	21.3
Life expectancy at 65 for current pensioners – female	23.8	23.8	23.8	23.8	23.8	23.8
Life expectancy at 65, for future pensioners currently aged 45 – male	21.7	21.7	21.7	21.7	21.7	21.7
Life expectancy at 65, for future pensioners currently aged 45 – female	24.0	24.0	24.0	24.0	24.0	24.0
Assumed life expectancy in United States (years)
Life expectancy at 65 for current pensioners – male	22.7	23.0	22.3	22.7	23.0	22.3
Life expectancy at 65 for current pensioners – female	24.4	24.7	23.5	24.4	24.7	23.5
Life expectancy at 65, for future pensioners currently aged 45 – male	24.3	23.7	23.0	24.3	23.7	23.0
Life expectancy at 65, for future pensioners currently aged 45 – female	25.9	25.6	25.4	25.9	25.6	25.4

(1)	The weighted-average rates of increase in future compensation shown for other benefit plans do not include Canadian flexible post-retirement benefits plans established in fiscal 2005, as they are not impacted by future compensation increases.

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g) Sensitivity analysis

The sensitivity analysis presented represents the impact of a change in a single assumption with other assumptions left unchanged. For purposes of the sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation recognized in the statement of financial position.

	Pension plans		Other benefit plans
For the year ended October 31, 2017 ($ millions)	Benefit obligation	Benefit expense	Benefit obligation	Benefit expense
Impact of the following changes:
1% decrease in discount rate	$1,529	$106	$257	$13
0.25% increase in rate of increase in future compensation	94	9	1	–
1% increase in health care cost trend rate	n/a	n/a	153	16
1% decrease in health care cost trend rate	n/a	n/a	(122)	(12)
1 year increase in Canadian life expectancy	162	9	24	1
1 year increase in Mexican life expectancy	3	–	3	–
1 year increase in the United States life expectancy	5	–	5	–

h) Assets

The Bank’s principal pension plans’ assets are generally invested with the long-term objective of maximizing overall expected returns, at an acceptable level of risk relative to the benefit obligation. A key factor in managing long-term investment risk is asset mix. Investing the pension assets in different asset classes and geographic regions helps to mitigate risk and to minimize the impact of declines in any single asset class, particular region or type of investment. Investment managers – including related-party managers – are typically hired and assigned specific mandates within each asset class.

Pension plan asset mix guidelines are set for the long term, and are documented in each plan’s investment policy. Asset mix policy typically also reflects the nature of the plan’s benefit obligations. Legislation places certain restrictions on asset mix – for example, there are usually limits on concentration in any one investment. Other concentration and quality limits are also set forth in the investment policies. The use of derivatives is generally prohibited without specific authorization; currently, the main use of derivatives is for currency hedging. Asset mix guidelines are reviewed at least once each year, and adjusted, where appropriate, based on market conditions and opportunities. However, large asset class shifts are rare, and typically reflect a change in the pension plan’s situation (e.g. a plan termination). Actual asset mix is reviewed regularly, and rebalancing back to target asset mix is considered – as needed – generally on a semi-annual basis. The Bank’s other benefit plans are generally not funded, with the exception of certain programs in Canada and Mexico.

The tables below shows the weighted-average actual and target asset allocations for the Bank’s principal plans at October 31, by asset category.

	Pension plans			Other benefit plans
Asset category %	Actual 2017	Actual 2016	Actual 2015	Actual 2017	Actual 2016	Actual 2015
Cash and cash equivalents	2%	2%	2%	1%	2%	2%

Equity investments
Quoted in an active market	43%	44%	44%	46%	45%	45%
Non quoted	16%	16%	19%	–%	–%	–%
	59%	60%	63%	46%	45%	45%
Fixed income investments
Quoted in an active market	5%	4%	5%	32%	29%	28%
Non quoted	26%	27%	25%	21%	24%	25%
	31%	31%	30%	53%	53%	53%
Property
Quoted in an active market	–%	–%	–%	–%	–%	–%
Non quoted	–%	–%	–%	–%	–%	–%
	–%	–%	–%	–%	–%	–%

Other
Quoted in an active market	–%	1%	–%	–%	–%	–%
Non quoted	8%	6%	5%	–%	–%	–%
	8%	7%	5%	–%	–%	–%
Total	100%	100%	100%	100%	100%	100%

Target asset allocation at October 31, 2017 Asset category %	Pension plans	Other benefit plans
Cash and cash equivalents	–%	2%
Equity investments	59%	45%
Fixed income investments	32%	53%
Property	1%	–%
Other	8%	–%
Total	100%	100%

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28	Operating Segments

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into three business lines: Canadian Banking, International Banking and Global Banking and Markets. Other smaller business segments are included in the Other segment. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the consolidated financial statements. Notable accounting measurement differences are:

●	tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.
●	the grossing up of tax-exempt net interest income and non-interest income to an equivalent before-tax basis for those affected segments.

These differences in measurement enable comparison of net interest income and non-interest income arising from taxable and tax-exempt sources.

Scotiabank’s results, and average assets and liabilities, allocated by these operating segments, are as follows:

For the year ended October 31, 2017
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$7,363	$6,726	$1,336	$(390)	$15,035
Non-interest income(3)	5,488	3,688	3,288	(344)	12,120
Total revenues	12,851	10,414	4,624	(734)	27,155
Provision for credit losses	913	1,294	42	–	2,249
Depreciation and amortization	412	283	55	11	761
Non-interest expenses	6,075	5,381	2,105	308	13,869
Income tax expense	1,387	828	604	(786)	2,033
Net income	$4,064	$2,628	$1,818	$(267)	$8,243
Net income attributable to non-controlling interests in subsidiaries	–	238	–	–	238
Net income attributable to equity holders of the Bank	4,064	2,390	1,818	(267)	8,005
Average assets ($ billions)	323	148	336	106	913
Average liabilities ($ billions)	244	115	267	228	854

(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes for the year ended October 31, 2017 amounting to $562 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)	Includes net income from investments in associated corporations for Canadian Banking – $66; International Banking – $482 and Other – $(141).

For the year ended October 31, 2016
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$7,024	$6,359	$1,293	$(384)	$14,292
Non-interest income(3)	5,164	3,482	3,139	273	12,058
Total revenues	12,188	9,841	4,432	(111)	26,350
Provision for credit losses	832	1,281	249	50	2,412
Depreciation and amortization	340	265	68	11	684
Non-interest expenses	5,984	5,258	1,972	642	13,856
Income tax expense	1,296	707	572	(545)	2,030
Net income	$3,736	$2,330	$1,571	$(269)	$7,368
Net income attributable to non-controlling interests in subsidiaries	–	251	–	–	251
Net income attributable to equity holders of the Bank	3,736	2,079	1,571	(269)	7,117
Average assets ($ billions)	309	143	351	111	914
Average liabilities ($ billions)	232	109	270	247	858

(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes for the year ended October 31, 2016 amounting to $299 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)	Includes net income from investments in associated corporations for Canadian Banking – $78; International Banking – $473 and Other – $(137).

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CONSOLIDATED FINANCIAL STATEMENTS

For the year ended October 31, 2015
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$6,415	$5,706	$1,071	$(100)	$13,092
Non-interest income(3)	4,832	3,137	2,953	35	10,957
Total revenues	11,247	8,843	4,024	(65)	24,049
Provision for credit losses	687	1,128	67	60	1,942
Depreciation and amortization	272	242	57	13	584
Non-interest expenses	5,742	4,853	1,789	73	12,457
Income tax expense	1,202	568	558	(475)	1,853
Net income	$3,344	$2,052	$1,553	$264	$7,213
Net income attributable to non-controlling interests in subsidiaries	–	199	–	–	199
Net income attributable to equity holders of the Bank	3,344	1,853	1,553	264	7,014
Average assets ($ billions)	300	128	342	91	861
Average liabilities ($ billions)	218	94	240	257	809

(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes for the year ended October 31, 2015 amounting to $390, to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)	Includes net income from investments in associated corporations for Canadian Banking – $66; International Banking – $476 and Other – $(137).

Geographical segmentation

The following table summarizes the Bank’s financial results by geographic region. Revenues and expenses which have not been allocated back to specific operating business lines are reflected in corporate adjustments.

For the year ended October 31, 2017 ($ millions)	Canada	United States	Mexico	Peru	Chile	Colombia	Other International	Total
Net interest income	$7,440	$460	$1,380	$1,287	$817	$710	$2,999	$15,093
Non-interest income(1)	6,924	830	536	635	409	455	2,502	12,291
Total revenues(2)	14,364	1,290	1,916	1,922	1,226	1,165	5,501	27,384
Provision for credit losses	906	(14)	193	329	145	337	353	2,249
Non-interest expenses	7,650	606	1,123	762	630	620	3,069	14,460
Income tax expense	1,066	147	125	225	77	71	506	2,217
	$4,742	$551	$475	$606	$374	$137	$1,573	$8,458
Corporate adjustments								(215)
Net income								$8,243
Net income attributable to non-controlling interests in subsidiaries								238
Net income attributable to equity holders of the Bank								$8,005
Total average assets ($ billions)	$539	$111	$28	$24	$23	$11	$162	$898
Corporate adjustments								15
Total average assets, including corporate adjustments								$913

(1)	Includes net income from investments in associated corporations for Canada – $66; Peru – $6 and Other International – $476.
(2)	Revenues are attributed to countries based on where services are performed or assets are recorded.

For the year ended October 31, 2016 ($ millions)	Canada	United States	Mexico	Peru	Chile	Colombia	Other International	Total
Net interest income	$7,022	$479	$1,224	$1,231	$763	$674	$2,950	$14,343
Non-interest income(1)	6,893	871	554	600	325	419	2,409	12,071
Total revenues(2)	13,915	1,350	1,778	1,831	1,088	1,093	5,359	26,414
Provision for credit losses	876	112	225	315	113	320	401	2,362
Non-interest expenses	7,339	633	1,121	740	605	550	3,036	14,024
Income tax expense	1,235	155	69	201	45	89	497	2,291
	$4,465	$450	$363	$575	$325	$134	$1,425	$7,737
Corporate adjustments								(369)
Net income								$7,368
Net income attributable to non-controlling interests in subsidiaries								251
Net income attributable to equity holders of the Bank								$7,117
Total average assets ($ billions)	$529	$126	$27	$23	$20	$10	$165	$900
Corporate adjustments								14
Total average assets, including corporate adjustments								$914

(1)	Includes net income from investments in associated corporations for Canada – $78; Peru – $5 and Other International – $468.
(2)	Revenues are attributed to countries based on where services are performed or assets are recorded.

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For the year ended October 31, 2015 ($ millions)	Canada	United States	Mexico	Peru	Chile	Colombia	Other International	Total
Net interest income	$6,458	$472	$1,246	$1,077	$554	$677	$2,631	$13,115
Non-interest income(1)	6,272	882	561	601	231	372	2,163	11,082
Total revenues(2)	12,730	1,354	1,807	1,678	785	1,049	4,794	24,197
Provision for credit losses	728	6	260	266	108	246	268	1,882
Non-interest expenses	6,936	507	1,160	744	431	541	2,745	13,064
Income tax expense	1,038	267	27	195	24	84	401	2,036
	$4,028	$574	$360	$473	$222	$178	$1,380	$7,215
Corporate adjustments								(2)
Net income								$7,213
Net income attributable to non-controlling interests in subsidiaries								199
Net income attributable to equity holders of the Bank								$7,014
Total average assets ($ billions)	$502	$125	$26	$21	$17	$10	$148	$849
Corporate adjustments								12
Total average assets, including corporate adjustments								$861

(1)	Includes net income from investments in associated corporations for Canada – $66; Peru – $4 and Other International – $472.
(2)	Revenues are attributed to countries based on where services are performed or assets are recorded.

29	Related Party Transactions

Compensation of key management personnel of the Bank

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly, and comprise the directors of the Bank, the President and Chief Executive Officer, certain direct reports of the President and Chief Executive Officer and Group Heads.

For the year ended October 31 ($ millions)	2017	2016
Salaries and cash incentives(1)	$17	$20
Equity-based payment(2)	25	24
Pension and other benefits(1)	3	3
Total	$45	$47
(1)	Expensed during the year.
(2)	Awarded during the year.

Directors can use some or all of their director fees earned to buy common shares of the Bank at market rates through the Director’s Share Purchase Plan. Non-officer directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Refer to Note 25 for further details of these plans.

Loans and deposits of key management personnel

As at October 31 ($ millions)	2017	2016
Loans	$6	$6
Deposits	$8	$11

The Bank’s committed credit exposure to companies controlled by directors totaled $145.2 million as at October 31, 2017 (2016 – $99.5 million), while actual utilized amounts were $11.5 million (2016 – $3.9 million).

Transactions with associates and joint ventures

In the ordinary course of business, the Bank provides normal banking services and enters into transactions with its associated and other related corporations on terms similar to those offered to non-related parties. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Bank and its associated companies and joint ventures also qualify as related party transactions and were recorded as follows:

As at and for the year ended October 31 ($ millions)	2017	2016	2015
Net income / (loss)	$(46)	$(45)	$(27)
Loans	703	788	747
Deposits	217	338	187
Guarantees and commitments	114	99	84

Scotiabank principal pension plan

The Bank manages assets of $3.0 billion (2016 – $1.9 billion) which is a portion of the Scotiabank principal pension plan assets and earned $3.7 million (2016 – $3.9 million) in fees.

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30	Principal Subsidiaries and Non-Controlling Interests in Subsidiaries

(a) Principal subsidiaries(1)

The following table presents the major operating subsidiaries the Bank owns, directly or indirectly. All of these subsidiaries are included in the Bank’s consolidated financial statements.

		Carrying value of shares
As at October 31 ($ millions)	Principal office	2017	2016(2)
Canadian
1832 Asset Management L.P.	Toronto, Ontario	$2,006	$1,707
1985275 Ontario Inc. (previously HollisWealth Inc.)(3)	Toronto, Ontario	3,604	3,427
ADS Canadian Bank (previously Hollis Canadian Bank)	Toronto, Ontario	399	387
BNS Investments Inc.	Toronto, Ontario	13,551	13,277
Montreal Trust Company of Canada	Montreal, Quebec
National Trustco Inc.	Toronto, Ontario	574	716
The Bank of Nova Scotia Trust Company	Toronto, Ontario
National Trust Company	Stratford, Ontario
RoyNat Inc.	Calgary, Alberta	239	185
Scotia Capital Inc.	Toronto, Ontario	1,024	649
Scotia Dealer Advantage Inc.	Burnaby, British Columbia	567	504
Scotia Life Insurance Company	Toronto, Ontario	189	167
Scotia Mortgage Corporation	Toronto, Ontario	615	926
Scotia Securities Inc.	Toronto, Ontario	34	32
Tangerine Bank	Toronto, Ontario	3,488	3,489

International
Banco Colpatria Multibanca Colpatria S.A. (51%)	Bogota, Colombia	1,160	1,194
The Bank of Nova Scotia Berhad	Kuala Lumpur, Malaysia	303	316
The Bank of Nova Scotia International Limited	Nassau, Bahamas	18,223	18,022
BNS Asia Limited	Singapore
The Bank of Nova Scotia Trust Company (Bahamas) Limited	Nassau, Bahamas
Grupo BNS de Costa Rica, S.A.	San Jose, Costa Rica
Scotiabank & Trust (Cayman) Ltd.	Grand Cayman, Cayman Islands
Scotiabank (Bahamas) Limited	Nassau, Bahamas
Scotiabank (British Virgin Islands) Limited	Road Town, Tortola, B.V.I.
Scotiabank (Hong Kong) Limited	Hong Kong, China
Scotiabank (Ireland) Designated Activity Company	Dublin, Ireland
Scotiabank (Turks and Caicos) Ltd.	Providenciales, Turks and Caicos Islands
BNS International (Panama) S.A.
Grupo Financiero Scotiabank Inverlat, S.A. de C.V. (97.4%)	Mexico, D.F., Mexico	3,544	3,204
Nova Scotia Inversiones Limitada	Santiago, Chile	3,325	3,056
Scotiabank Chile S.A (99.6%)	Santiago, Chile
Scotia Holdings (US) Inc.(4)	Houston, Texas
Scotiabanc Inc.	Houston, Texas
Scotia Capital (USA) Inc.(4)(5)	New York, New York
Scotia International Limited	Nassau, Bahamas	642	641
Scotiabank Anguilla Limited	The Valley, Anguilla
Scotiabank Brasil S.A. Banco Multiplo	Sao Paulo, Brazil	223	227
Scotiabank Caribbean Holdings Ltd.	Bridgetown, Barbados	1,710	1,634
Scotia Group Jamaica Limited (71.8%)	Kingston, Jamaica
The Bank of Nova Scotia Jamaica Limited	Kingston, Jamaica
Scotia Investments Jamaica Limited	Kingston, Jamaica
Scotiabank (Belize) Ltd.	Belize City, Belize
Scotiabank Trinidad and Tobago Limited (50.9%)	Port of Spain, Trinidad and Tobago
Scotiabank (Panama) S.A.
Scotiabank Uruguay S.A.	Montevideo, Uruguay	496	491
Scotiabank de Puerto Rico	San Juan, Puerto Rico	1,395	1,361
Scotiabank El Salvador, S.A. (99.4%)	San Salvador, El Salvador	659	651
Scotiabank Europe plc	London, United Kingdom	2,400	2,539
Scotiabank Peru S.A.A. (98.05%)	Lima, Peru	4,518	3,953

(1)	The Bank (or immediate parent of an entity) owns 100% of the outstanding voting shares of each subsidiary unless otherwise noted.
(2)	Prior period amounts have been restated to conform with current period presentation.
(3)	Effective November 1, 2017, the name was changed to 1985275 Ontario Inc.
(4)	The carrying value of this subsidiary is included with that of its parent, BNS Investments Inc.
(5)	The carrying value of this subsidiary is included with that of its parent, Scotia Holdings (US) Inc.

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Subsidiaries may have a different reporting date from that of the Bank of October 31. Dates may differ for a variety of reasons including local reporting requirements or tax laws. In accordance with our accounting policies, for the purpose of inclusion in the consolidated financial statements of the Bank, adjustments are made where significant for subsidiaries with different reporting dates.

(b) Non-controlling interests in subsidiaries

The Bank’s significant non-controlling interests in subsidiaries are comprised of the following entities:

	As at and for the year ended October 31
	2017			2016
	Non-controlling interest %		Non-controlling interests in subsidiaries	Dividends paid to non-controlling interest	Non-controlling interests in subsidiaries	Dividends paid to non-controlling interest
Banco Colpatria Multibanca Colpatria S.A.(1)	49.0%		$445	$38	$471	$25
Scotia Group Jamaica Limited	28.2%		300	17	311	17
Scotiabank Trinidad and Tobago Limited	49.1%		354	56	359	54
Cencosud Administradora de Tarjetas S.A.	49.0%		131	14	139	10
Other	0.1% - 49.0%	(2)	362	8	290	10
Total			$1,592	$133	$1,570	$116

(1)	Non-controlling interest holders for Banco Colpatria Multibanca Colpatria S.A. have a right to sell their holding to the Bank after the end of 7th anniversary (January 17, 2019) and at subsequent pre-agreed intervals, into the future, at fair market value that can be settled at the Bank’s discretion, by issuance of common shares or cash.
(2)	Range of non-controlling interest % for other subsidiaries.

Summarized financial information of the Bank’s subsidiaries with significant non-controlling interests are as follows:

	As at and for the year ended October 31, 2017				As at and for the year ended October 31, 2016
($ millions)	Revenue	Total comprehensive income	Total assets	Total liabilities	Revenue	Total comprehensive income	Total assets	Total liabilities
Total	$2,224	$362	$24,038	$20,702	$2,048	$426	$22,976	$19,849

31	Non-Interest Income

The following table presents details of banking revenues and wealth management revenues in non-interest income.

For the year ended October 31 ($ millions)	2017	2016	2015
Banking
Card revenues	$1,514	$1,359	$1,089
Deposit and payment services	1,324	1,279	1,235
Credit fees	1,153	1,154	1,053
Other	472	436	406
	4,463	4,228	3,783
Banking fee related expenses	608	559	423
Total banking	$3,855	$3,669	$3,360
Wealth management
Mutual funds	$1,639	$1,624	$1,619
Brokerage fees	1,021	1,010	1,006
Investment management and trust	658	648	644
Total wealth management	$3,318	$3,282	$3,269

32	Trading Revenues

The following table presents details of trading revenues.

For the year ended October 31 ($ millions)	2017	2016	2015
Interest rate and credit	$575	$613	$400
Equities	47	101	177
Commodities	295	376	345
Foreign exchange	250	262	201
Other	92	51	62
Total	$1,259	$1,403	$1,185

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33	Earnings Per Share

For the year ended October 31 ($ millions)	2017	2016	2015
Basic earnings per common share
Net income attributable to common shareholders	$7,876	$6,987	$6,897
Weighted average number of common shares outstanding (millions)	1,203	1,204	1,210
Basic earnings per common share(1) (in dollars)	$6.55	$5.80	$5.70
Diluted earnings per common share
Net income attributable to common shareholders	$7,876	$6,987	$6,897
Adjustments to net income due to share-based payment options and others(2)	59	83	86
Net income attributable to common shareholders (diluted)	$7,935	$7,070	$6,983
Weighted average number of common shares outstanding (millions)	1,203	1,204	1,210
Adjustments to average shares due to share-based payment options and others(2) (millions)	20	22	22
Weighted average number of diluted common shares outstanding (millions)	1,223	1,226	1,232
Diluted earnings per common share(1) (in dollars)	$6.49	$5.77	$5.67

(1)	Earnings per share calculations are based on full dollar and share amounts.
(2)	Certain tandem stock appreciation rights or options that the Bank may settle at its own discretion by issuing common shares were not included in the calculation of diluted earnings per share as they were anti-dilutive.

34	Guarantees, Commitments and Pledged Assets

(a)	Guarantees

The Bank enters into various types of guarantees and indemnifications in the normal course of business. Guarantees represent an undertaking to another party to make a payment to that party when certain specified events occur. The various guarantees and indemnifications that the Bank provides with respect to its customers and other third parties are presented below:

	2017	2016
As at October 31 ($ millions)	Maximum potential amount of future payments(1)	Maximum potential amount of future payments(1)
Standby letters of credit and letters of guarantee	$35,523	$34,520
Liquidity facilities	4,996	5,814
Derivative instruments	5,398	4,129
Indemnifications	587	597

(1)	The maximum potential amount of future payments represents those guarantees that can be quantified and excludes other guarantees that cannot be quantified. As many of these guarantees will not be drawn upon and the maximum potential amount of future payments listed above does not consider the possibility of recovery under recourse or collateral provisions, the above amounts are not indicative of future cash requirements, credit risk, or the Bank’s expected losses from these arrangements.

(i)	Standby letters of credit and letters of guarantee

Standby letters of credit and letters of guarantee are irrevocable undertakings by the Bank on behalf of a customer, to make payments to a third party in the event that the customer is unable to meet its obligations to the third party. Generally, the term of these guarantees does not exceed four years. The types and amounts of collateral security held by the Bank for these guarantees is generally the same as for loans. As at October 31, 2017, $4 million (2016 – $19 million) was included in other liabilities in the Consolidated Statement of Financial Position with respect to these guarantees.

(ii)	Liquidity facilities

The Bank’s backstop liquidity facilities are committed liquidity and provided to asset-backed commercial paper conduits, administered by the Bank. These facilities generally provide an alternative source of financing in the event market disruption prevents the conduit from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. These facilities generally have a term of up to three years.

(iii)	Derivative instruments

The Bank enters into written credit derivative contracts under which a counterparty is compensated for losses on a specified referenced asset, typically a loan or bond, if certain events occur. The Bank also enters into written option contracts under which a counterparty is granted the right, but not the obligation, to sell a specified quantity of a financial instrument at a pre-determined price on or before a set date. These written option contracts are normally referenced to interest rates, foreign exchange rates, commodity prices or equity prices. Typically, a corporate or government entity is the counterparty to the written credit derivative and option contracts that meet the characteristics of guarantees described above. The maximum potential amount of future payments disclosed in the table above relates to written credit derivatives, puts and floors. However, these amounts exclude certain derivatives contracts, such as written caps, as the nature of these contracts prevents quantification of the maximum potential amount of future payments. As at October 31, 2017, $274 million (2016 – $333 million) was included in derivative instrument liabilities in the Consolidated Statement of Financial Position with respect to these derivative instruments.

(iv)	Indemnifications

In the ordinary course of business, the Bank enters into many contracts which contain indemnification provisions, such as purchase contracts, service agreements, trademark licensing agreements, director / officer contracts, escrow arrangements, sales of assets or businesses, outsourcing agreements, leasing arrangements, clearing system arrangements, securities lending agency agreements and structured transactions. The Bank cannot estimate the maximum potential future amount that may be payable. The Bank has not made any significant payments under such indemnifications. Historically,

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the Bank has not made any significant payments under these indemnities. As at October 31, 2017, $2 million (2016 – $3 million) was included in other liabilities in the Consolidated Statement of Financial Position with respect to indemnifications.

(b)	Other indirect commitments

In the normal course of business, various other indirect commitments are outstanding which are not reflected on the Consolidated Statement of Financial Position. These may include:

●	Commercial letters of credit which require the Bank to honour drafts presented by a third-party when specific activities are completed;
●	Commitments to extend credit which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities, subject to specific conditions;
●	Securities lending transactions under which the Bank, acting as principal or agent, agrees to lend securities to a borrower. The borrower must fully collateralize the security loan at all times. The market value of the collateral is monitored relative to the amounts due under the agreements, and where necessary, additional collateral is obtained; and
●	Security purchase commitments which require the Bank to fund future investments.

These financial instruments are subject to normal credit standards, financial controls and monitoring procedures.

The table below provides a detailed breakdown of the Bank’s other indirect commitments expressed in terms of the contractual amounts of the related commitment or contract which are not reflected on the Consolidated Statement of Financial Position.

As at October 31 ($ millions)	2017	2016
Commercial letters of credit	$821	$777
Commitments to extend credit(1)
Original term to maturity of one year or less	57,321	69,865
Original term to maturity of more than one year	128,345	104,380
Securities lending	40,535	38,668
Securities purchase and other commitments	614	538
Total	$227,636	$214,228

(1)	Includes liquidity facilities.

(c)	Lease commitments

Operating lease commitments

The Bank leases various offices, branches and other premises under non-cancellable operating lease arrangements. The leases have various terms, escalation and renewal rights. There are no contingent rents payable. The Bank also leases equipment under non-cancellable lease arrangements. Where the Bank is the lessee, the future minimum lease payment under non-cancellable operating leases are as follows:

As at October 31 ($ millions)	2017	2016
Within one year	$349	$344
After one year but not more than five years	967	922
More than five years	593	536
Total	$1,909	$1,802

Building rent expense, included in premises and technology expense in the Consolidated Statement of Income, was $444 million (2016 –$428 million).

(d)	Assets pledged and repurchase agreements

In the ordinary course of business, securities and other assets are pledged against liabilities. As well, securities are sold under repurchase agreements. The carrying value of pledged assets and details of related activities are shown below.

As at October 31 ($ millions)	2017	2016
Assets pledged to:
Bank of Canada(1)	$25	$25
Foreign governments and central banks(1)	2,653	3,080
Clearing systems, payment systems and depositories(1)	1,195	1,400
Assets pledged in relation to exchange-traded derivative transactions	2,181	2,128
Assets pledged in relation to over-the-counter derivative transactions	8,126	10,505
Assets pledged as collateral related to securities borrowing and lending	115,987	107,901
Assets pledged in relation to covered bond program (Note 14)	27,806	30,491
Assets pledged in relation to other securitization programs (Note 14)	4,801	3,919
Assets pledged under CMHC programs (Note 13)	20,471	20,672
Other	643	1,031
Total assets pledged	$183,888	$181,152
Obligations related to securities sold under repurchase agreements	86,789	87,402
Total(2)	$270,677	$268,554

(1)	Includes assets pledged in order to participate in clearing and payment systems and depositories, or pledged to have access to the facilities of central banks in foreign jurisdictions.
(2)	Includes assets that have been received from counterparties through normal course of business in securities financing and derivative transactions.

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(e)	Other executory contracts

The Bank and its subsidiaries have entered into certain long-term executory contracts, relating to outsourced services. The significant outsourcing arrangements have variable pricing based on utilization and are cancellable with notice.

35	Financial Instruments – Risk Management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2016:

•	extensive risk management policies define the Bank’s risk appetite, set the limits and controls within which the Bank and its subsidiaries can operate, and reflect the requirements of regulatory authorities. These policies are approved by the Bank’s Board of Directors, either directly or through the Risk Committee of the Board, (the Board);
•	guidelines are developed to clarify risk limits and conditions under which the Bank’s risk policies are implemented;
•	processes are implemented to identify, evaluate, document, report and control risk. Standards define the breadth and quality of information required to make a decision; and
•	compliance with risk policies, limits and guidelines is measured, monitored and reported to ensure consistency against defined goals.

Further details on the fair value of financial instruments and how these amounts were determined are provided in Note 6. Note 9 provides details on the terms and conditions of the Bank’s derivative financial instruments including notional amounts, remaining term to maturity, credit risk, and fair values of derivatives used in trading and hedging activities.

(a)	Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. The Bank’s credit risk appetite and credit risk policy are developed by its Global Risk Management (GRM) department and are reviewed and approved by the Board on an annual and biennial basis, respectively. The credit risk appetite defines target markets and risk tolerances that are developed at an all-Bank level, and then further refined at the business line level. The objectives of the credit risk appetite are to ensure that, for the Bank, including the individual business lines:

•	target markets and product offerings are well defined;
•	the risk parameters for new underwritings and for the portfolios as a whole are clearly specified; and
•	transactions, including origination, syndication, loan sales and hedging, are managed in a manner to ensure the goals for the overall portfolio are met.

The credit risk policy sets out, among other things, the credit risk rating systems and associated parameter estimates, the delegation of authority for granting credit, the provisions for credit losses and the collective allowance on performing loans. It forms an integral part of enterprise-wide policies and procedures that encompass governance, risk management and control structure.

The Bank’s credit risk rating systems are designed to support the determination of key credit risk parameter estimates which measure credit and transaction risk. For non-retail exposures, parameters are associated with each credit facility through the assignment of borrower and transaction ratings. Borrower risk is evaluated using methodologies that are specific to particular industry sectors and/or business lines. The risk associated with facilities of a given borrower is assessed by considering the facilities’ structural and collateral-related elements. For retail portfolios, product specific models assign accounts into homogeneous segments using internal and external borrower/facility-level credit experience. This process provides for a meaningful differentiation of risk, and allows for appropriate and consistent estimation of loss characteristics at the model and segment level. Further details on credit risk relating to derivatives are provided in Note 9(c).

(i)	Credit risk exposures

Credit risk exposures disclosed below are presented based on the Basel framework utilized by the Bank i.e. exposures subject to credit risk capital. The Bank uses the Advanced Internal Ratings Based approach (AIRB) for all material Canadian, U.S., European portfolios, and effective 2011 for a significant portion of all international corporate and commercial portfolios. The remaining portfolios, including other individual portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience, for probability of default (PD), loss given default (LGD) and exposure at default (EAD), as defined below:

•	EAD: Generally represents the expected gross exposure – outstanding amount for on-balance sheet exposure and loan equivalent amount for off-balance sheet exposure.
•	PD: Measures the likelihood that a borrower will default within a 1-year time horizon, expressed as a percentage.
•	LGD: Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures. Standardized risk weights also takes into account other factors such as specific provisions for defaulted exposures, eligible collateral, and loan-to-value for real estate secured retail exposures.

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As at October 31 ($ millions)	2017				2016
	Exposure at default(1)
Category	Drawn(2)	Undrawn commitments	Other exposures(3)	Total	Total
By counterparty type
Non-retail
AIRB portfolio
Corporate	$134,006	$75,962	$75,223	$285,191	$268,154
Bank	19,734	2,560	18,609	40,903	49,662
Sovereign	189,400	820	5,209	195,429	187,698
	343,140	79,342	99,041	521,523	505,514
Standardized portfolio
Corporate	50,614	5,252	3,298	59,164	55,682
Bank	2,489	96	34	2,619	2,278
Sovereign	6,134	203	–	6,337	8,412
	59,237	5,551	3,332	68,120	66,372
Total non-retail	$402,377	$84,893	$102,373	$589,643	$571,886
Retail
AIRB portfolio
Real estate secured	127,804	15,356	–	143,160	121,358
Qualifying revolving	16,939	27,445	–	44,384	37,825
Other retail	30,372	1,300	–	31,672	29,045
	$175,115	$44,101	$–	$219,216	$188,228
Standardized portfolio
Real estate secured	34,002	–	–	34,002	30,865
Other retail	35,552	–	–	35,552	33,936
	69,554	–	–	69,554	64,801
Total retail	$244,669	$44,101	$–	$288,770	$253,029
Total	$647,046	$128,994	$102,373	$878,413	$824,915
By geography(4)
Canada	$379,297	$82,001	$40,926	$502,224	$468,923
United States	88,623	31,008	37,755	157,386	143,808
Mexico	26,841	1,152	2,535	30,528	26,873
Peru	23,767	1,551	3,415	28,733	28,328
Chile	24,680	754	1,756	27,190	23,510
Colombia	10,372	150	337	10,859	10,943
Other International
Europe	25,216	6,586	11,228	43,030	41,525
Caribbean	36,505	1,554	1,299	39,358	41,168
Latin America (other)	8,194	542	299	9,035	8,908
All other	23,551	3,696	2,823	30,070	30,929
Total	$647,046	$128,994	$102,373	$878,413	$824,915

(1)	Exposure at default is presented after credit risk mitigation. Exposures exclude available-for-sale equity securities and other assets.
(2)	Non-retail drawn includes loans, acceptances, deposits with financial institutions and available-for-sale debt securities. Retail drawn includes residential mortgages, credit cards, lines of credit, and other personal loans.
(3)	Non-retail other exposures include off-balance sheet lending instruments such as letters of credit, letters of guarantees, securitizations including nil first loss protection (2016 – $20), derivatives and repo-style transactions (reverse repurchase agreements, repurchase agreements, securities lending and securities borrowing), net of related collateral. Not applicable for retail exposures.
(4)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure.

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Consolidated Statement of Financial Position asset categories cross-referenced to credit risk exposures

The table below provides mapping of on-balance sheet asset categories that are included in the various Basel III exposure categories as presented in the credit risk exposure summary table of these consolidated financial statements. In addition, it also provides other exposures which are subject to market risk and/or other assets which are not subject to market and credit risk with a reconciliation to the Consolidated Statement of Financial Position. The credit risk exposures on certain assets such as cash, precious metals, investment securities (equities) and other assets are not included on the credit risk exposure summary table. Also excluded from the credit risk exposures are certain trading assets and all assets of the Bank’s insurance subsidiaries.

	Credit Risk Exposures						Other Exposures
	Drawn		Other Exposures				Market Risk Exposures
As at October 31, 2017 ($ millions)	Non-retail	Retail	Securitization	Repo-style Transactions	OTC Derivatives	Equity	Also subject to Credit Risk		All Other(1)	Total
Cash and deposits with financial institutions	$57,104	$–	$–	$–	$–	$–	$–	$–	$2,559	$59,663
Precious metals	–	–	–	–	–	–	–	5,717	–	5,717
Trading assets
Securities	–	–	–	–	–	–	–	78,652	–	78,652
Loans	9,087	–	–	–	–	–	9,087	8,225	–	17,312
Other	–	–	–	–	–	–	–	2,500	–	2,500
Financial assets designated at fair value through profit or loss	13	–	–	–	–	–	–	–	–	13
Securities purchased under resale agreements and securities borrowed	–	–	–	95,319	–	–	–	–	–	95,319
Derivative financial instruments	–	–	–	–	35,364	–	30,648	–	–	35,364
Investment securities	67,255	–	–	–	–	1,281	–	–	733	69,269
Loans:
Residential mortgages(2)	95,692	141,066	–	–	–	–	–	–	158	236,916
Personal and credit cards	–	100,181	2,038	–	–	–	–	–	1,112	103,331
Business & government	158,510	2,878	7,032	–	–	–	–	–	29	168,449
Allowances for credit losses(3)	(649)	–	–	–	–	–	–	–	(3,678)	(4,327)
Customers’ liability under acceptances	13,560	–	–	–	–	–	–	–	–	13,560
Property and equipment	–	–	–	–	–	–	–	–	2,381	2,381
Investment in associates	–	–	–	–	–	–	–	–	4,586	4,586
Goodwill and other intangibles assets	–	–	–	–	–	–	–	–	12,106	12,106
Other (including Deferred tax assets)	1,805	545	–	–	–	–	–	–	12,112	14,462
Total	$402,377	$244,670	$9,070	$95,319	$35,364	$1,281	$39,735	$95,094	$32,098	$915,273

(1)	Includes the Bank’s insurance subsidiaries’ assets and all other assets which are not subject to credit and market risks.
(2)	Includes $91.7 billion in mortgages guaranteed by Canada Mortgage Housing Corporation including 90% of privately insured mortgages.
(3)	Amounts for AIRB exposures are reported gross of allowances and amounts for standardized exposures are reported net of allowances.

	Credit Risk Exposures						Other Exposures
	Drawn		Other Exposures				Market Risk Exposures
As at October 31, 2016 ($ millions)	Non-retail	Retail	Securitization	Repo-style Transactions	OTC Derivatives	Equity	Also subject to Credit Risk		All Other(1)	Total
Cash and deposits with financial institutions	$44,001	$–	$–	$–	$–	$–	$–	$–	$2,343	$46,344
Precious metals	–	–	–	–	–	–	–	8,442	–	8,442
Trading assets
Securities	–	–	–	–	–	–	–	87,287	–	87,287
Loans	11,485	–	–	–	–	–	11,485	7,936	–	19,421
Other	–	–	–	–	–	–	–	1,853	–	1,853
Financial assets designated at fair value through profit or loss	16	–	–	–	–	–	–	205	–	221
Securities purchased under resale agreements and securities borrowed	–	–	–	92,129	–	–	–	–	–	92,129
Derivative financial instruments	–	–	–	–	41,657	–	36,401	–	–	41,657
Investment securities	68,134	–	832	–	–	2,042	–	–	1,911	72,919
Loans:
Residential mortgages(2)	104,890	117,839	–	–	–	–	–	–	159	222,888
Personal and credit cards	–	95,825	2,418	–	–	–	–	–	1,259	99,502
Business & government	152,720	2,489	7,161	–	–	–	–	–	30	162,400
Allowances for credit losses(3)	(781)	–	–	–	–	–	–	–	(3,845)	(4,626)
Customers’ liability under acceptances	11,978	–	–	–	–	–	–	–	–	11,978
Property and equipment	–	–	–	–	–	–	–	–	2,520	2,520
Investment in associates	–	–	–	–	–	–	–	–	4,299	4,299
Goodwill and other intangibles assets	–	–	–	–	–	–	–	–	12,141	12,141
Other (including Deferred tax assets)	637	383	–	–	–	–	–	–	13,871	14,891
Total	$393,080	$216,536	$10,411	$92,129	$41,657	$2,042	$47,886	$105,723	$34,688	$896,266

(1)	Includes the Bank’s insurance subsidiaries’ assets and all other assets which are not subject to credit and market risks.
(2)	Includes $100.9 billion in mortgages guaranteed by Canada Mortgage Housing Corporation including 90% of privately insured mortgages.
(3)	Amounts for AIRB exposures are reported gross of allowances and amounts for standardized exposures are reported net of allowances.

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(ii)	Credit quality of non-retail exposures

Credit decisions are made based upon an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include: the borrower’s management; the borrower’s current and projected financial results and credit statistics; the industry in which the borrower operates; economic trends; and geopolitical risk. Banking units and Global Risk Management also review the credit quality of the credit portfolio across the organization on a regular basis to assess whether economic trends or specific events may affect the performance of the portfolio.

The Bank’s non-retail portfolio is well diversified by industry. As at October 31, 2017, and October 31, 2016, a significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2016.

Internal grades (IG) are used to differentiate the risk of default of a borrower. The following table cross references the Bank’s internal borrower grades with equivalent ratings categories utilized by external rating agencies:

Cross referencing of internal ratings to external ratings(1)
Equivalent External Rating
S&P	Moody’s	DBRS	Internal Grade	Internal Grade Code	PD Range(2)
AAA to AA+	Aaa to Aa1	AAA to AA (high)		99 – 98	0.0000% – 0.0448%
AA to A+	Aa2 to A1	AA to A (high)		95	0.0448% – 0.1304%
A to A-	A2 to A3	A to A (low)	Investment grade	90	0.0552% – 0.1402%
BBB+	Baa1	BBB (high)		87	0.0876% – 0.2187%
BBB	Baa2	BBB		85	0.1251% – 0.3176%
BBB-	Baa3	BBB (low)		83	0.1788% – 0.4610%
BB+	Ba1	BB (high)		80	0.2886% – 0.5134%
BB	Ba2	BB		77	0.4658% – 0.5716%
BB-	Ba3	BB (low)	Non-Investment grade	75	0.5716% – 0.7518%
B+	B1	B (high)		73	0.7518% – 1.4444%
B to B-	B2 to B3	B to B (low)		70	1.4444% – 2.7749%
CCC+	Caa1	–		65	2.7749% – 10.1814%
CCC	Caa2	–	Watch list	60	10.1814% – 19.4452%
CCC- to CC	Caa3 to Ca	–		40	19.4452% – 35.4088%
–	–	–		30	35.4088% – 59.5053%
Default			Default	27 – 21	100%

(1)	Applies to non-retail portfolio.
(2)	PD ranges overlap across IG codes as the Bank utilizes two risk rating systems for its AIRB portfolios, and each risk rating system has its own separate IG to PD mapping.

Non-retail AIRB portfolio

The credit quality of the non-retail AIRB portfolio, expressed in terms of risk categories of borrower internal grades is shown in the table below:

		2017				2016
		Exposure at Default(1)
As at October 31 ($ millions) Category of internal grades	IG Code	Drawn	Undrawn commitments	Other exposures(2)	Total	Total
Investment grade	99 – 98	$71,362	$3,062	$16,735	$91,159	$77,441
	95	27,426	7,538	18,654	53,618	54,007
	90	24,253	14,774	22,481	61,508	56,845
	87	21,165	11,989	11,379	44,533	42,398
	85	19,540	12,691	8,247	40,478	40,271
	83	22,478	11,218	7,904	41,600	38,044
Non-Investment grade	80	24,162	9,150	2,923	36,235	36,135
	77	16,810	3,893	2,355	23,058	23,941
	75	11,459	2,381	6,578	20,418	15,941
	73	5,347	913	1,011	7,271	7,307
	70	2,653	776	329	3,758	4,692
Watch list	65	1,945	161	61	2,167	1,297
	60	434	200	127	761	1,221
	40	1,035	200	76	1,311	2,465
	30	159	–	–	159	100
Default	27 – 21	1,175	396	181	1,752	2,520
Total		$251,403	$79,342	$99,041	$429,786	$404,625
Government guaranteed residential mortgages(3)		91,737	–	–	91,737	100,869
Total		$343,140	$79,342	$99,041	$521,523	$505,494

(1)	After credit risk mitigation.
(2)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitizations, excluding nil first loss protection (2016 – $20), derivatives and repo-style transactions (reverse repurchase agreements, repurchase agreements and securities lending and borrowing), net of related collateral.
(3)	These exposures are classified as sovereign exposures and are included in the non-retail category.

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Non-retail standardized portfolio

Non-retail standardized portfolio as at October 31, 2017 comprised of drawn, undrawn and other exposures to corporate, bank and sovereign counterparties amounted to $68 billion (October 31, 2016 – $66 billion). Exposures to most Corporate/Commercial counterparties mainly in the Caribbean and Latin American region are to non-investment grade counterparties based on the Bank’s internal grading systems.

(iii)	Credit quality of retail exposures

The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of October 31, 2017, 49% of the Canadian banking residential mortgage portfolio is insured and the average loan-to-value ratio of the uninsured portion of the portfolio is 51%.

Retail AIRB portfolio

The data in the table below provides a distribution of the retail AIRB exposure within each PD range by asset class:

As at October 31 ($ millions)	2017						2016
	Exposure at default(1)
		Real estate secured
Category of (PD) grades	PD range	Mortgages	HELOC	Qualifying revolving	Other retail	Total	Total
Exceptionally Low	0.0000% – 0.0499%	$3,600	$–	$11,844	$582	$16,026	$44,356
Very Low	0.0500% – 0.1999%	35,433	29,297	8,609	7,168	80,507	59,509
Low	0.2000% – 0.9999%	61,924	4,771	11,659	15,727	94,081	52,261
Medium Low	1.0000% – 2.9999%	5,517	974	5,836	4,743	17,070	20,851
Medium	3.0000% – 9.9999%	398	298	5,493	2,394	8,583	6,265
High	10.0000% – 19.9999%	200	178	–	511	889	1,997
Extremely High	20.0000% – 99.9999%	262	62	783	346	1,453	2,312
Default	100%	189	57	160	201	607	677
Total		$107,523	$35,637	$44,384	$31,672	$219,216	$188,228

(1)	After credit risk mitigation.

Retail standardized portfolio

The retail standardized portfolio of $70 billion as at October 31, 2017 (2016 – $65 billion) was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin American region. Of the total retail standardized exposures, $34 billion (2016 – $31 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.

(iv)	Collateral

Collateral held

In the normal course of business, to reduce its exposure to counterparty credit risk, the Bank receives collateral on derivative, securities lending, and other transactions related to the capital markets. The following are examples of the terms and conditions customary to collateral for these types of transactions:

•	The risks and rewards of the pledged assets reside with the pledgor.
•	Additional collateral is required when the market value of the transaction exceeds thresholds agreed upon with the pledgor.
•	The Bank is normally permitted to sell or repledge the collateral it receives, although this right is specific to each agreement under which the collateral is pledged.
•	Upon satisfaction of the obligation, the Bank must return the pledged assets, unless the Bank has the right to sell or repledge the collateral it receives, in which case the Bank must return comparable collateral to the pledgor.

As at October 31, 2017, the approximate market value of collateral accepted that may be sold or repledged by the Bank was $115 billion (2016 – $99 billion). This collateral is held primarily in connection with reverse repurchase agreements, securities lending and derivative transactions.

Collateral pledged

In the normal course of business, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Note 34(d) details the nature and extent of the Bank’s asset pledging activities. Asset pledging transactions are conducted under terms that are common and customary to standard derivative, securities financing, and other borrowing activities. Standard risk management controls are applied with respect to asset pledging.

Assets acquired in exchange for loans

The carrying value of non-financial assets acquired in exchange for loans as at October 31, 2017 was $412 million (2016 – $404 million) mainly comprised of real estate and was classified as either held for sale or held for use as appropriate.

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(b)	Liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Asset-Liability Committee (ALCO) provides senior management oversight of liquidity risk.

The key elements of the Bank’s liquidity risk management framework include:

•	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;
•	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;
•	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;
•	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/specific scenarios; and
•	liquidity contingency planning.

The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

(i)	Commitments to extend credit

In the normal course of business, the Bank enters into commitments to extend credit in the form of loans or other financings for specific amounts and maturities, subject to specific conditions. These commitments, which are not reflected on the Consolidated Statement of Financial Position, are subject to normal credit standards, financial controls and monitoring procedures.

(ii)	Derivative instruments

The Bank is subject to liquidity risk relating to its use of derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and lower its cost of capital. The maturity profile of the notional amounts of the Bank’s derivative instruments is summarized in Note 9(b).

(c)	Market risk

Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations between them, and their levels of volatility. Market risk is subject to extensive risk management controls, and is managed within the framework of market risk policies and limits approved by the Board. The ALCO and Market Risk Management and Policy Committee oversee the application of the framework set by the Board, and monitor the Bank’s market risk exposures and the activities that give rise to these exposures.

The Bank uses a variety of metrics and models to measure and control market risk exposures. The measurements used are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk (VaR), stress testing, sensitivity analysis and simulation modeling, and gap analysis. The Board reviews results from these metrics quarterly. Models are independently validated internally prior to implementation and are subject to formal periodic review.

VaR is a statistical measure that estimates the potential loss in value of the Bank’s trading positions due to adverse market movements over a defined time horizon with a specified confidence level. The quality of the Bank’s VaR is validated by regular back testing analysis, in which the VaR is compared to theoretical and actual profit and loss results. To complement VaR, the Bank also uses stress testing to examine the impact that abnormally large swings in market factors and periods of prolonged inactivity might have on trading portfolios. The stress testing program is designed to identify key risks and ensure that the Bank’s capital can absorb potential losses from abnormal events. The Bank subjects its trading portfolios to a series of stress tests on a daily, weekly and monthly basis.

In trading portfolios, sensitivity analysis is used to measure the effect of changes in risk factors, including prices and volatility, on financial products and portfolios. In non-trading portfolios, sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of shareholders’ equity. Simulation modeling under various scenarios is particularly important for managing risk in the deposit, lending and investment products the Bank offers to its retail customers. Gap analysis is used to assess the interest rate sensitivity of the Bank’s retail, wholesale banking and international operations. Under gap analysis, interest rate-sensitive assets, liabilities and derivative instruments are assigned to defined time periods, on the earlier of contractual repricing or maturity dates on the basis of expected repricing dates.

(i)	Non-trading interest rate risk

Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer. The Bank actively manages its interest rate exposures with the objective of enhancing net interest income within established risk tolerances. Interest rate risk arising from the Bank’s funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to net interest income and economic value of shareholders’ equity. The income limit measures the effect of a specified shift in interest rates on the Bank’s annual net income over the next twelve months, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. Interest rate exposures in individual currencies are also controlled by gap limits.

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Interest rate sensitivity gap

The following table summarizes carrying amounts of assets, liabilities and equity, and derivative instrument notional amounts in order to arrive at the Bank’s interest rate gap based on the earlier of contractual repricing or maturity dates. To arrive at the Bank’s view of its effective interest rate gap, adjustments are made to factor in expected mortgage and loan repayments based on historical patterns and reclassify the Bank’s trading instruments to the immediately rate sensitive and within 3 months categories. Consumer behaviour assumptions are used to reclassify certain non-maturity assets and liabilities.

As at October 31, 2017 ($ millions)	Immediately rate sensitive	Within 3 months	Three to 12 months	One to 5 years	Over 5 years	Non-rate sensitive	Total
Cash and deposits with financial institutions	$35,652	$14,901	$655	$415	$5	$8,035	$59,663
Precious metals	–	–	–	–	–	5,717	5,717
Trading assets	–	16,231	8,164	15,284	12,785	46,000	98,464
Financial instruments designated at fair value through profit or loss	–	–	–	13	–	–	13
Securities purchased under resale agreements and securities borrowed	23,319	49,409	4,895	–	–	17,696	95,319
Investment securities	–	16,500	12,704	33,280	5,949	836 (1)	69,269
Loans	26,508	223,268	61,310	174,401	16,933	1,949 (2)	504,369
Other assets	–	–	–	–	–	82,459	82,459
Total assets	$85,479	$320,309	$87,728	$223,393	$35,672	$162,692	$915,273
Deposits	$104,680	$306,657	$70,530	$100,204	$11,062	$32,234	$625,367
Financial instruments designated at fair value through profit or loss	–	3	255	3,426	979	–	4,663
Obligations related to securities sold short	74	478	1,328	12,541	9,900	6,445	30,766
Obligations related to securities sold under repurchase agreements and securities lent	67,035	25,278	1,755	–	–	1,775	95,843
Subordinated debentures	–	113	241	3,750	1,831	–	5,935
Other liabilities	102	4,620	1,048	3,090	4,263	77,951	91,074
Equity	–	613	388	2,017	–	58,607	61,625
Total liabilities and equity	$171,891	$337,762	$75,545	$125,028	$28,035	$177,012	$915,273
On-balance sheet gap	$(86,412)	$(17,453)	$12,183	$98,365	$7,637	$(14,320)	$–
Off-balance sheet gap	–	(1,923)	(11,273)	4,626	9,140	(570)	–
Interest rate sensitivity gap based on contractual repricing	$(86,412)	$(19,376)	$910	$102,991	$16,777	$(14,890)	$–
Adjustment to expected repricing	132,008	(27,135)	1,024	(58,014)	(32,925)	(14,958)	–
Total interest rate sensitivity gap	$45,596	$(46,511)	$1,934	$44,977	$(16,148)	$(29,848)	$–

As at October 31, 2016 ($ millions)
Total interest rate sensitivity gap	$48,478	$(56,382)	$(12,954)	$67,538	$(9,441)	$(37,239)	$–

(1)	Represents common shares, preferred shares, and equity accounted investments.
(2)	Includes net impaired loans, less the collective allowance on performing loans.

Interest rate sensitivity

Based on the Bank’s interest rate positions, the following table shows the pro-forma after-tax impact on the Bank’s net income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 and 200 basis point increase and decrease in interest rates across major currencies as defined by the Bank.

As at October 31 ($ millions)	2017						2016
	Net income			Economic value of equity
	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net income	Economic value of equity
100 bp increase	$(53)	$117	$64	$(119)	$(235)	$(354)	$(32)	$(785)
100 bp decrease	$53	$(120)	$(67)	$(85)	$268	$183	$32	$650

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CONSOLIDATED FINANCIAL STATEMENTS

(ii)	Non-trading foreign currency risk

Foreign currency risk is the risk of loss due to changes in spot and forward rates, and the volatility of currency exchange rates. Non-trading foreign currency risk, also referred to as structural foreign exchange risk, arises primarily from the Bank’s net investments in self-sustaining foreign operations and is controlled by a Board-approved limit. This limit considers potential volatility to shareholders’ equity as well as the potential impact on capital ratios from foreign exchange fluctuations. On a quarterly basis, the Asset-Liability Committee (ALCO) reviews the Bank’s exposures to these net investments. The Bank may fully or partially hedge this exposure by funding the investments in the same currency, or by using other financial instruments, including derivatives.

The Bank is subject to foreign currency risk on the earnings of its foreign operations. To manage this risk, foreign currency revenues and expenses, which are primarily denominated in U.S. dollars, are projected over a number of future fiscal quarters. The ALCO assesses economic data and forecasts to decide on the portion of the estimated future foreign currency revenues and expenses to hedge. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps.

As at October 31, 2017, a one percent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $58 million (October 31, 2016 – $60 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar as at October 31, 2017 would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income in equity by approximately $345 million (2016 – $366 million), net of hedging.

(iii)	Non-trading equity risk

Equity risk is the risk of loss due to adverse movements in equity prices. Equity price risk is often classified into two categories: general equity risk, which refers to the sensitivity of an instrument or portfolio’s value to changes in the overall level of equity prices, and specific equity risk, which refers to that portion of an individual equity instrument’s price volatility that is determined by entity-specific characteristics.

The Bank is exposed to equity risk through its equity investment portfolios, which are controlled by Board-approved portfolio, VaR, and stress-test limits. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds.

The majority of the Bank’s equity investment portfolios are managed by Group Treasury under the strategic direction of the ALCO. Group Treasury delegates the management of a portion of equity and equity-related portfolios to other external fund managers to take advantage of these fund managers’ expertise in particular market niches and products.

The fair value of available-for-sale equity securities is shown in Note 11.

(iv)	Trading portfolio risk management

The Bank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused.

Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies and limits, including aggregate VaR and stress testing limits.

Trading portfolios are marked-to-market in accordance with the Bank’s valuation policies. Positions are marked-to-market daily and valuations are independently reviewed by back office, GRM or finance units on a regular basis. These units also provide profit and loss reporting, as well as VaR and limit compliance reporting to business unit management and executive management for evaluation and action as appropriate. VaR is calculated daily using a 99% confidence level, and a one-day holding period. This means that, once in every 100 days, the trading positions are expected to lose more than the VaR estimate. The Bank calculates general market risk VaR using historical simulation based on 300 days of market data. For debt specific risk VaR, the Bank uses historical resampling. The table below shows the Bank’s VaR by risk factor:

		For the year ended October 31, 2017
($ millions)	As at October 31, 2017	Average	High	Low	As at October 31, 2016
Credit spread plus interest rate	$10.1	$10.8	$15.1	$8.0	$10.6
Credit spread	6.9	6.3	9.1	4.1	8.0
Interest rate	8.4	8.4	12.0	5.3	8.5
Equities	3.2	2.2	4.8	1.0	2.0
Foreign exchange	2.9	2.2	5.5	0.7	2.1
Commodities	1.3	1.4	2.6	0.6	2.0
Debt specific	3.3	3.6	5.1	2.4	4.2
Diversification effect	(10.3)	(8.9)	n/a	n/a	(7.6)
All-Bank VaR	$10.6	$11.2	$14.9	$9.1	$13.2
All-Bank stressed VaR	$34.7	$28.5	$44.5	$19.2	$21.2

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CONSOLIDATED FINANCIAL STATEMENTS

Below are the market risk capital requirements as at October 31, 2017.

($ millions)
All-Bank VaR	$110
All-Bank stressed VaR	300
Incremental risk charge	174
Comprehensive risk measure	–
Standardized approach	43
Total market risk capital	$627	(1)

(1)	Equates to $7,839 of risk-weighted assets (2016 – $10,571).

(d)	Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, financial crime and environmental risk. Operational risk, in some form, exists in each of the Bank’s business and support activities, and can result in financial loss, regulatory sanctions and damage to the Bank’s reputation. The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls with a view to safeguarding client assets and preserving shareholder value.

36	Business Combinations and Divestitures

Divestitures

HollisWealth

On August 4, 2017, the Bank sold HollisWealth, its independent wealth advisory business. The net assets and gain on sale were not material to the Bank.

Roynat Lease Finance

On April 29, 2016, the Bank, through its wholly owned subsidiary, Roynat Inc., completed the sale of the business operations and assets of Roynat Lease Finance. Assets sold comprised mainly commercial lease receivables previously classified with Business and government loans. As a result of the transaction, the Bank recorded a gain on disposal of $116 million pre-tax ($100 million after tax), including deal and transaction costs, in non-interest income.

Proposed Divestiture

Bank of Nova Scotia Berhad, Malaysia (BNS Berhad)

On May 26, 2017, the Bank reached an agreement to sell its wholly owned subsidiary, BNS Berhad. The transaction is subject to applicable regulatory approvals. The net assets and gain on sale are not material to the Bank.

Acquisitions

JPMorgan Canadian Credit Card Business

On November 16, 2015, the Bank acquired a MasterCard and private label credit card portfolio and the related Canadian credit card operations from JPMorgan Chase Bank, N.A. for cash consideration of $1.7 billion. The acquisition was accounted for as a business combination and resulted in the recognition of approximately $1.7 billion in assets, primarily credit card loans. The acquisition forms part of the Canadian Banking business operating segment. The Bank recorded fair value adjustments to the acquired loans, representing a credit mark of $121 million and an interest rate mark of $28 million, finite life intangible assets of $38 million relating to client relationships, and goodwill of $49 million.

Citibank Panama and Costa Rica Retail Banking Operations

On February 1, 2016, the Bank acquired 100% of the issued and outstanding common shares of the Citigroup Panama and Citigroup Costa Rica entities (renamed Scotiabank Transformandose in both countries) for cash consideration of US$360 million. The acquisitions were accounted for as a business combination and resulted in the recognition of approximately $1.9 billion in assets (mainly consumer and credit card loans) and $1.6 billion in liabilities (mainly deposits). The acquisition forms part of the International Banking business operating segment. The Bank recorded fair value adjustments to the acquired loans, representing a credit mark of $190 million, finite life intangible assets of $23 million relating to client relationships, low cost deposits and insurance contracts, and goodwill of $241 million.

37	Event after the Consolidated Statement of Financial Position date

On November 27, 2017 the Bank submitted a binding offer to Banco Bilbao Vizcaya Argentaria, S.A.’s (BBVA) to acquire its 68.19% ownership in BBVA Chile, which BBVA is willing to accept if the minority partner does not exercise its Right of First Refusal under the shareholders agreement between BBVA and the minority partner. BBVA owns 68.19% of BBVA Chile and the minority partner owns 31.62% of BBVA Chile. The Bank has offered to acquire BBVA’s interests in BBVA Chile, and its interests in certain subsidiaries, for approximately US$2.2 billion (approximately CAD$2.9 billion). If the transaction is completed, the Bank’s Common Equity Tier 1 capital ratio will be impacted by approximately 100 basis points.

Pursuant to the mandatory tender offer for all the shares of BBVA Chile required under Chilean law or the minority partner’s tag along rights under the shareholders agreement of BBVA Chile, the minority partner has the right to sell its shares of BBVA Chile on the same basis to the Bank. The Bank’s Common Equity Tier 1 capital ratio would be impacted by approximately 135 basis points, if the Bank acquires 100% of BBVA Chile.

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Shareholder Information

Annual meeting

Shareholders are invited to attend the 186th Annual Meeting of Holders of Common Shares, to be held on April 10, 2018, at Scotiabank Centre, Scotia Plaza, 40 King Street West, 2nd Floor, Toronto, Ontario beginning at 9:00 a.m. local time. The record date for determining shareholders entitled to receive notice of and to vote at the meeting will be the close of business on February 13, 2018.

Shareholdings and dividends

Information regarding your shareholdings and dividends may be obtained by contacting the transfer agent.

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank. For more information on participation in the plan, please contact the transfer agent.

Listing of shares

Common shares of the Bank are listed for trading on the Toronto and New York stock exchanges.

Series 18, Series 19, Series 20, Series 21, Series 22, Series 23, Series 30, Series 31, Series 32, Series 33, Series 34, Series 36 and Series 38 preferred shares of the Bank are listed on the Toronto Stock Exchange.

Stock Symbols

STOCK	TICKER SYMBOL	CUSIP NO.
Common shares	BNS	064149 10 7
Series 18, Preferred	BNS.PR.P	064149 74 3
Series 19, Preferred	BNS.PR.A	064149 73 5
Series 20, Preferred	BNS.PR.Q	064149 72 7
Series 21, Preferred	BNS.PR.B	064149 71 9
Series 22, Preferred	BNS.PR.R	064149 69 3
Series 23, Preferred	BNS.PR.C	064149 68 5
Series 30, Preferred	BNS.PR.Y	064149 63 6
Series 31, Preferred	BNS.PR.D	064149 62 8
Series 32, Preferred	BNS.PR.Z	064149 61 0
Series 33, Preferred	BNS.PR.F	064149 59 4
Series 34, Preferred	BNS.PR.E	064149 55 2
Series 36, Preferred	BNS.PR.G	064151 20 2
Series 38, Preferred	BNS.PR.H	064151 11 1

Dividend Dates for 2018

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

RECORD DATE	PAYMENT DATE
January 2	January 29
April 3	April 26
July 3	July 27
October 2	October 29

Valuation day price

For Canadian income tax purposes, The Bank of Nova Scotia’s common stock was quoted at $31.13 per share on Valuation Day, December 22, 1971. This is equivalent to $2.594 after adjusting for the two-for-one stock split in 1976, the three-for-one stock split in 1984, and the two-for-one stock split in 1998. The stock dividend in 2004 did not affect the Valuation Day amount. The stock received as part of the 2004 stock dividend is not included in the pre-1972 pool.

Duplicated communication

Some registered holders of The Bank of Nova Scotia shares might receive more than one copy of shareholder mailings, such as this Annual Report. Every effort is made to avoid duplication; however, if you are registered with different names and/or addresses, multiple mailings may result. If you receive, but do not require, more than one mailing for the same ownership, please contact the transfer agent to combine the accounts.

Credit ratings

SENIOR LONG-TERM DEBT/DEPOSITS
DBRS	AA
Fitch	AA -
Moody’s	A1
Standard & Poor’s	A+

SHORT TERM DEPOSITS/COMMERCIAL PAPER
DBRS	R-1(high)
Fitch	F1+
Moody’s	P-1
Standard & Poor’s	A-1

SUBORDINATED DEBT(1)
DBRS	AA(low)
Fitch	A+
Moody’s	Baa1
Standard & Poor’s	A -

NON-CUMULATIVE PREFERRED SHARES(1)
DBRS	Pfd-2(high)
Moody’s	Baa3(hyb)
Standard & Poor’s	BBB/P-2*

(1)	Excluding instruments with Non-Viability Contingent Capital Features
*Canadian	scale

Credit ratings are one of the factors that impact the Bank’s access to capital markets and borrowing costs, as well as the terms on which the Bank can conduct derivatives and hedging transactions and obtain related borrowings. The credit ratings and outlook that the rating agencies assign to the Bank are based on their own views and methodologies.

On May 10, 2017, Moody’s downgraded the long-term ratings of all Canadian banks, citing concerns around expanding levels of private sector debt, which could increase the likelihood of weaker asset quality in the future. Moody’s downgraded the Bank’s long-term ratings by one notch to A1 from Aa3, while affirming the Bank’s short-term deposit rating of P-1.

The Bank continues to have strong credit ratings and is rated AA by DBRS, A1 by Moody’s, AA- by Fitch and A+ by Standard and Poor’s (S&P). Fitch and S&P have a stable outlook on the Bank. Meanwhile, DBRS and Moody’s continue to maintain their negative outlook for all Canadian banks citing the uncertainty around the federal government’s proposed new bail-in regime for senior unsecured debt, to reflect the greater likelihood that such debt may incur losses in the unlikely event of a distress scenario.

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Glossary

Allowance for Credit Losses: An allowance set aside which, in management’s opinion, is adequate to absorb all incurred credit-related losses in the Bank’s portfolio of loans. It includes individual and collective allowances.

Assets Under Administration (AUA): Assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank’s Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.

Assets Under Management (AUM): Assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank’s Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration.

Bankers’ Acceptances (BAs): Negotiable, short-term debt securities, guaranteed for a fee by the issuer’s bank.

Basis Point: A unit of measure defined as one-hundredth of one per cent.

Capital: Consists of common shareholders’ equity, non-cumulative preferred shares and other equity instruments, capital instruments and subordinated debentures. It can support asset growth, provide against loan losses and protect depositors.

Common Equity Tier 1 (CET1), Tier 1 and Total Capital Ratios: Under Basel III, there are three primary regulatory capital ratios used to assess capital adequacy, CET1, Tier 1 and Total capital ratios, which are determined by dividing those capital components by their respective risk-weighted assets.

Basel III introduced a new category of capital, CET1, which consists primarily of common shareholders’ equity net of regulatory adjustments. These regulatory adjustments include goodwill, intangible assets net of deferred tax liabilities, deferred tax assets that rely on future probability, defined-benefit pension fund net assets, shortfall of credit provision to expected losses and significant investments in common equity of other financial institutions.

Tier 1 includes CET1 and additional Tier 1 capital which consists primarily of qualifying non-cumulative preferred shares, non-cumulative subordinated additional Tier 1 capital securities and non-qualifying instruments subject to phase-out. Tier 2 capital consists mainly of qualifying subordinated or non-qualifying debentures subject to phase-out and the eligible allowances for credit losses.

Total capital is comprised of CET1 capital, Tier 1 capital and Tier 2 capital.

Core Banking Margin: This ratio represents net interest income on average earning assets excluding bankers acceptances and total average assets relating to the Global Capital Markets business within Global Banking and Markets. This is consistent with the fact that net interest from trading operations is recorded in trading revenues included in non-interest income.

Covered Bonds: Debt obligations of the Bank for which the payment of all amounts of interest and principal are unconditionally and irrevocably guaranteed by a limited partnership or trust and secured by a pledge of the covered bond portfolio. The assets in the covered bond portfolio held by the limited partnership or trust consist of first lien Canadian uninsured residential mortgages or first lien Canadian residential mortgages insured under CMHC Mortgage Insurance, respectively, and their related security interest.

Derivative Products: Financial contracts whose value is derived from an underlying price, interest rate, exchange rate or price index. Forwards, options and swaps are all derivative instruments.

Fair Value: The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date.

Foreign Exchange Contracts: Commitments to buy or sell a specified amount of foreign currency on a set date and at a predetermined rate of exchange.

Forward Rate Agreement (FRA): A contract between two parties, whereby a designated interest rate, applied to a notional principal amount, is locked in for a specified period of time. The difference between the contracted rate and prevailing market rate is paid in cash on the settlement date. These agreements are used to protect against, or take advantage of, future interest rate movements.

Futures: Commitments to buy or sell designated amounts of commodities, securities or currencies on a specified date at a predetermined price. Futures are traded on recognized exchanges. Gains and losses on these contracts are settled daily, based on closing market prices.

Hedging: Protecting against price, interest rate or foreign exchange exposures by taking positions that are expected to react to market conditions in an offsetting manner.

Impaired Loans: Loans on which the Bank no longer has reasonable assurance as to the timely collection of interest and principal, or where a contractual payment is past due for a prescribed period or the customer is declared to be bankrupt. Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans.

Leverage Ratio: The ratio of Basel III Tier 1 capital to a leverage exposure measure which includes on-balance sheet assets and off-balance sheet commitments, derivatives and securities financing transactions, as defined within the OSFI Leverage Requirements Guideline.

Liquidity Coverage Ratio (LCR): The ratio of high quality liquid assets to stressed net cash outflows over a 30 calendar day time horizon, as defined within the OSFI Liquidity Adequacy Requirements Guideline.

Marked-To-Market: The valuation of certain financial instruments at fair value as of the Consolidated Statement of Financial Position date.

Notional Principal Amounts: The contract or principal amounts used to determine payments for certain off-balance sheet instruments and derivatives, such as FRAs, interest rate swaps and cross-currency swaps. The amounts are termed “notional” because they are not usually exchanged themselves, serving only as the basis for calculating amounts that do change hands.

Off-Balance Sheet Instruments: These are indirect credit commitments, including undrawn commitments to extend credit and derivative instruments.

Operating Leverage: This financial metric measures the rate of growth in total revenue less the rate of growth in operating expenses.

Options: Contracts between buyer and seller giving the buyer of the option the right, but not the obligation, to buy (call) or sell (put) a specified commodity, financial instrument or currency at a set price or rate on or before a specified future date.

OSFI: The Office of the Superintendent of Financial Institutions Canada, the regulator of Canadian banks.

Pacific Alliance: Comprises the countries of Chile, Colombia, Mexico and Peru.

Productivity Ratio: Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents operating expenses as a percentage of total revenue. A lower ratio indicates improved productivity.

Repos: Repos is short for “obligations related to securities sold under repurchase agreements” – a short-term transaction where the Bank sells assets, normally government bonds, to a client and simultaneously agrees to repurchase them on a specified date and at a specified price. It is a form of short-term funding.

Return on Equity (ROE): Net income attributable to common shareholders, expressed as a percentage of average common shareholders’ equity. With respect to the Bank’s main business segments, the Bank attributes capital that approximates 9.5% of Basel III common equity capital requirements based on credit, market and operational risks and leverage inherent in each business segment. Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the capital attributed.

Reverse Repos: Reverse repos is short for “securities purchased under resale agreements” – a short-term transaction where the Bank purchases assets, normally government bonds, from a client and

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simultaneously agrees to resell them on a specified date and at a specified price. It is a form of short-term collateralized lending.

Risk-Weighted Assets: Comprised of three broad categories including credit risk, market risk and operational risk, which are computed under the Basel III Framework. Risk-weighted assets for credit risk are calculated using formulas specified by the Basel III Framework. The formulas are based on the degree of credit risk for each class of counterparty. Off-balance sheet instruments are converted to on balance sheet equivalents, using specified conversion factors, before the appropriate risk measurements are applied. The Bank uses both internal models and standardized approaches to calculate market risk capital and a standardized approach to calculate operational risk capital. These capital requirements are converted to risk weighted assets equivalent by multiplying by a 12.5 factor.

Securitization: The process by which financial assets (typically loans) are transferred to a trust, which normally issues a series of different classes of asset-backed securities to investors to fund the purchase of loans.

Structured Entities: A structured entity is defined as an entity created to accomplish a narrow and well-defined objective. A structured entity may take the form of a corporation, trust, partnership or unincorporated entity. Structured entities are often created with legal arrangements that impose strict and sometimes permanent limits on the decision-making powers of their governing board, trustee or management over the operations of the entity.

Standby Letters of Credit and Letters of Guarantee: Written undertakings by the Bank, at the request of the customer, to provide assurance of payment to a third-party regarding the customer’s obligations and liabilities to that third-party.

Structured Credit Instruments: A wide range of financial products which includes Collateralized Debt Obligations, Collateralized Loan

Obligations, Structured Investment Vehicles, and Asset-Backed Securities. These instruments represent investments in pools of credit-related assets, whose values are primarily dependent on the performance of the underlying pools.

Swaps: Interest rate swaps are agreements to exchange streams of interest payments, typically one at a floating rate, the other at a fixed rate, over a specified period of time, based on notional principal amounts. Cross-currency swaps are agreements to exchange payments in different currencies over predetermined periods of time.

Taxable Equivalent Basis (TEB): The Bank analyzes net interest income, non-interest income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or non-interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment.

Value At Risk (VaR): An estimate of the potential loss that might result from holding a position for a specified period of time, with a given level of statistical confidence.

Yield Curve: A graph showing the term structure of interest rates, plotting the yields of similar quality bonds by term to maturity.

Basel III Glossary

Credit Risk Parameters

Exposure at Default (EAD): Generally represents the expected gross exposure – outstanding amount for on-balance sheet exposure and loan equivalent amount for off-balance sheet exposure at default.

Probability of Default (PD): Measures the likelihood that a borrower will default within a one-year time horizon, expressed as a percentage.

Loss Given Default (LGD): Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.

Exposure Types

Non-retail

Corporate: Defined as a debt obligation of a corporation, partnership, or proprietorship.

Bank: Defined as a debt obligation of a bank or bank equivalent (including certain public sector entities (PSEs) treated as bank equivalent exposures).

Sovereign: Defined as a debt obligation of a sovereign, central bank, certain multi development banks and certain PSEs treated as sovereign.

Securitization: On-balance sheet investments in asset-backed securities, mortgage-backed securities, collateralized loan obligations and collateralized debt obligations, off-balance sheet liquidity lines to the Bank’s own sponsored and third-party conduits and credit enhancements.

Retail

Residential Mortgage: Loans to individuals against residential property (four units or less).

Secured Lines Of Credit: Revolving personal lines of credit secured by residential real estate.

Qualifying Revolving Retail Exposures: Credit cards and unsecured lines of credit for individuals.

Other Retail: All other personal loans.

Exposure Sub-types

Drawn: Outstanding amounts for loans, leases, acceptances, deposits with banks and available-for-sale debt securities.

Undrawn: Unutilized portion of authorized committed credit lines.

Other Exposures

Repo-Style Transactions: Reverse repurchase agreements (reverse repos) and repurchase agreements (repos), securities lending and borrowing.

OTC Derivatives: Over-the-counter derivatives contracts refers to financial instruments which are traded through a dealer network rather than through an exchange.

Other Off-balance Sheet: Direct credit substitutes, such as standby letters of credit and guarantees, trade letters of credit, and performance letters of credit and guarantees.

Exchange-Traded Derivative Contracts: Exchange-traded derivative contracts are derivative contracts (e.g., futures contracts and options) that are transacted on an organized futures exchange. These include futures contracts (both long and short positions), purchased options and written options.

Qualifying Central Counterparty (QCCP): A licensed central counterparty is considered “qualifying” when it is compliant with the International Organization of Securities Commissions (IOSCO) standards and is able to assist clearing member banks in properly capitalizing for CCP exposures.

Asset Value Correlation Multiplier (AVC): Basel III has increased the risk-weights on exposures to certain Financial Institutions (FIs) relative to the non-financial corporate sector by introducing an AVC. The correlation factor in the risk-weight formula is multiplied by this AVC factor of 1.25 for all exposures to regulated FIs whose total assets are greater than or equal to US $100 billion and all exposures to unregulated FIs.

Specific Wrong-Way Risk (WWR): Specific Wrong-Way Risk arises when the exposure to a particular counterparty is positively correlated with the probability of default of the counterparty due to the nature of the transactions with the counterparty.

Basel I Regulatory Capital Floor: Since the introduction of Basel II in 2008, OSFI has prescribed a minimum capital floor requirement for institutions that use the AIRB approach for credit risk. The regulatory capital floor add-on is determined by comparing a capital requirement calculated by reference to Basel I against the Basel III calculation, as prescribed by OSFI. A shortfall in the Basel III capital requirement as compared with the Basel I capital floor requirement is added to RWAs.

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Additional information

CORPORATE HEADQUARTERS	FOR FURTHER INFORMATION

Scotiabank	Customer Service Centre
Scotia Plaza 44 King Street West, Toronto, Ontario Canada M5H 1H1 Tel: (416) 866-6161 E-mail: email@scotiabank.com	1-800-4-SCOTIA
Finance Department
Scotiabank
44 King Street West, Toronto, Ontario
Canada M5H 1H1
Tel: (416) 866-4790
Fax: (647) 777-1184
E-mail: corporate.secretary@scotiabank.com
Financial Analysts, Portfolio Managers and other Institutional Investors
Tel: (416) 775-0798
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com
Online
For product, corporate, financial and shareholder information: scotiabank.com
Public and Corporate Affairs
Scotiabank
44 King Street West, Toronto, Ontario
Canada M5H 1H1
Tel: (416) 866-6161
Fax: (416) 866-4988
E-mail: corporate.communications@scotiabank.com

Shareholder Services
Transfer Agent and Registrar Main Agent
Computershare Trust Company of Canada
100 University Avenue, 8th Floor, Toronto, Ontario Canada M5J 2Y1
Tel: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com

Co-transfer Agent (U.S.A.)
Computershare Trust Company N.A.
250 Royall Street, Canton, MA 02021, U.S.A.
Tel: 1-800-962-4284

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